Filed Pursuant to Rule 424(b)(3)
Registration No. 333-228574

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Idaho Independent Bank Shareholder:

On October 11, 2018, First Interstate BancSystem, Inc. (which we refer to as “First Interstate”), First Interstate Bank and Idaho Independent Bank (which we refer to as “IIBK”) entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) under which IIBK will merge with and into First Interstate Bank, with First Interstate Bank remaining as the surviving entity. This transaction is referred to in this document as the “merger.” Before the merger can be completed, the shareholders of IIBK must approve the merger agreement.

If the merger is completed, IIBK shareholders will be entitled to receive 0.50 shares of First Interstate Class A common stock for each share of IIBK common stock they own. The maximum number of shares of First Interstate Class A common stock estimated to be issuable upon completion of the merger is 4,045,302. Based on First Interstate’s closing price of $44.62 on October 11, 2018, which was the last trading date preceding the public announcement of the proposed merger, each share of IIBK common stock exchanged for 0.50 shares of First Interstate Class A common stock would have a value of $22.31, or approximately $180.5 million in the aggregate. Based on First Interstate’s closing price of $38.92 on January 31, 2019, which is the most recent practicable trading day before the printing of this document, each share of IIBK common stock exchanged for 0.50 shares of First Interstate Class A common stock would have a value of $19.46. The common stock of First Interstate trades on the Nasdaq Global Select Market under the symbol “FIBK.” The common stock of IIBK trades on the OTC Market’s Pink Market Place under the symbol “IIBK.” The market price of both First Interstate Class A common stock and IIBK common stock will fluctuate before the completion of the merger. Therefore, you are urged to obtain current market quotations for First Interstate Class A common stock and IIBK common stock.

Although the number of shares of First Interstate Class A common stock that holders of IIBK common stock will be entitled to receive is fixed, the market value of the stock consideration will fluctuate with the market price of First Interstate Class A common stock and will not be known at the time IIBK shareholders vote on the merger. IIBK has the right to terminate the merger agreement if, at any time during a five-day period commencing on the fifth day before closing, the average closing price of First Interstate Class A common stock over the 20 consecutive trading days ending on and including the fifth day before closing (1) is less than $36.54 and (2) underperforms the KBW Regional Banking Index by more than 20% during the same time period. If IIBK elects to exercise this termination right, then First Interstate has the option to increase the exchange ratio to a level that would eliminate the ability of IIBK to terminate the merger agreement.

The affirmative vote of a majority of the votes cast at a meeting at which a quorum consisting of at least a majority of the outstanding shares of IIBK common stock is present is required to approve the merger agreement. IIBK shareholders will vote to adopt the merger agreement at a special meeting of shareholders to be held at 9:30 a.m., Pacific Time, on March 27, 2019 at the corporate office of IIBK located at 1260 W. Riverstone Drive, Coeur d’Alene, Idaho.

IIBK’s board of directors unanimously recommends that IIBK shareholders vote “FOR” the adoption of the merger agreement.

This document contains information that you should consider in evaluating the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 15 for a discussion of certain risk factors relating to the merger. You can also obtain information about First Interstate from documents filed with the Securities and Exchange Commission.

As always, we appreciate your support and look forward to seeing you at the special shareholders’ meeting.

/s/ Jack W. Gustavel
Jack W. Gustavel
Executive Chairman of the Board of Directors
Idaho Independent Bank

The shares of First Interstate Class A common stock to be issued in the merger are not deposits or savings accounts or other obligations of any bank or savings association and are not insured by the FDIC or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger described in this document or the First Interstate Class A common stock to be issued in the merger, or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is February 5, 2019, and it is first being mailed or otherwise delivered to shareholders of IIBK on or about February 7, 2019.

ABOUT THIS DOCUMENT

This proxy statement/prospectus, which we refer to as “this document,” forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (which we refer to as the “SEC”) by First Interstate and constitutes a prospectus of First Interstate with respect to the shares of First Interstate Class A common stock to be issued to IIBK shareholders, as required by the merger agreement. This document also constitutes a proxy statement and a notice of meeting with respect to the special meeting of shareholders of IIBK.

You should only rely on the information contained in this document. No one has been authorized to provide you with information that is different from the information contained in this document. This document is dated February 5, 2019. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to IIBK shareholders nor the issuance by First Interstate of its Class A common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding First Interstate has been provided by First Interstate, and the information contained in this document regarding IIBK has been provided by IIBK.

IDAHO INDEPENDENT BANK

1260 W. Riverstone Drive

Coeur d’Alene, Idaho 83814

Notice of Special Meeting of Shareholders to be held March 27, 2019

To the Shareholders of Idaho Independent Bank:

Idaho Independent Bank (which we refer to as “IIBK”) will hold a special meeting of shareholders (which we refer to as the “IIBK special meeting”) at 9:30 a.m. Pacific Time, on March 27, 2019, at the corporate office of IIBK located at 1260 W. Riverstone Drive, Coeur d’Alene, Idaho, to consider and vote on the following matters:

1.

a proposal to approve the merger agreement, dated as of October 11, 2018, by and among First Interstate BancSystem, Inc., First Interstate Bank and IIBK and the merger, pursuant to which IIBK will merge with and into First Interstate Bank. A copy of the merger agreement is included as Annex A to the accompanying proxy statement/prospectus; and

2.

a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit the further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement (which we refer to as the “IIBK adjournment proposal”).

Both of these items are described in more detail in the accompanying proxy statement/prospectus and its annexes. We urge you to read these materials carefully and in their entirety. The enclosed document forms a part of this notice.

IIBK’s board of directors unanimously recommends that IIBK shareholders vote “FOR” both of the proposals.

IIBK shareholders of record as of the close of business on January 31, 2019 are entitled to notice of, and to vote at, the IIBK special meeting and any adjournments or postponements of the IIBK special meeting.

IIBK shareholders have the right to dissent from the merger and obtain payment of the cash appraisal fair value of their IIBK shares under applicable provisions of Idaho law. A copy of the provisions regarding dissenters’ rights is attached as Annex B to the accompanying proxy statement/prospectus. For details of your dissenter’s rights and how to exercise them, please see the discussion under “Description of the Merger—Dissenters’ Rights of Appraisal.”

Your vote is very important. Your proxy is being solicited by IIBK’s board of directors. For the proposed merger to be completed, the proposal to approve the merger agreement must be approved by the affirmative vote of at least a majority of the votes cast at a meeting at which a quorum consisting of at least a majority of the outstanding shares of IIBK common stock is present. The IIBK adjournment proposal will be approved if a majority of the votes cast on such proposal at the IIBK special meeting are voted in favor of such proposal.

Whether or not you plan to attend the IIBK special meeting, we urge you to vote. Shareholders of record may vote:

•	By internet—access www.investorvote.com/IIBK and follow the on-screen instructions;

•	By telephone—call (800) 652-VOTE (8683) and follow the instructions;

•	By mail—complete, sign, date and mail your proxy card in the envelope provided as soon as possible; or

•	In person—vote your shares in person by attending the IIBK special meeting.

If you hold your stock in “street name” through a banker or broker, please follow the instructions on the voting instruction card furnished by the record holder.

If you have any questions or need assistance voting your shares, please contact Jane Bodle-Hill at telephone number (208) 765-3619.

By Order of the Board of Directors,

/s/ Paul H. Montreuil
Paul H. Montreuil
Corporate Secretary

Coeur d’Alene, Idaho

February 5, 2019

REFERENCES TO AVAILABLE INFORMATION

This document incorporates important business and financial information about First Interstate from documents filed with the SEC that have not been included in or delivered with this document. You may read and copy these documents at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, NE, Washington, DC 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities. This information is also available at the Internet site the SEC maintains at http://www.sec.gov. See “Where You Can Find More Information” on page 84.

You also may request orally or in writing copies of these documents at no cost by contacting First Interstate at:

First Interstate BancSystem, Inc.

401 North 31st Street

Billings, Montana 59101

Attention: Kirk D. Jensen, General Counsel

Telephone: (406) 255-5304

If you are an IIBK shareholder and would like to request documents from First Interstate, please do so by March 20, 2019 to receive them before the IIBK special meeting.

DESCRIPTION OF FIRST INTERSTATE CAPITAL STOCK		70
COMPARISON OF RIGHTS OF SHAREHOLDERS		75
MANAGEMENT AND OPERATIONS AFTER THE MERGER		81
MARKET PRICE AND DIVIDEND INFORMATION		82
STOCK OWNERSHIP OF IIBK		83
LEGAL MATTERS		83
EXPERTS		84
WHERE YOU CAN FIND MORE INFORMATION		84

Annex A	Agreement and Plan of Merger, dated as of October 11, 2018, by and among First Interstate BancSystem, Inc., First Interstate Bank and Idaho Independent Bank	A-1
Annex B	Section 26-909 of the Idaho Code regarding Dissenters’ Rights	B-1
Annex C	Opinion of Sandler O’Neill & Partners, L.P., Financial Advisor to Idaho Independent Bank	C-1

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE IIBK SPECIAL MEETING

The following are answers to certain questions that you may have regarding the merger and the IIBK special meeting. We urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this document.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A.

You are receiving this document because you are a shareholder of IIBK as of January 31, 2019, the record date for the IIBK special meeting. This document is being used by the board of directors of IIBK to solicit proxies from the IIBK shareholders for approval of the merger agreement and related matters. This document also serves as the prospectus for shares of First Interstate Class A common stock to be issued in exchange for shares of IIBK common stock in the merger.

To approve the merger agreement, IIBK has called a special meeting of its shareholders (which we refer to as the “IIBK special meeting”). This document also serves as a notice of the IIBK special meeting, and describes the proposals to be presented at the IIBK special meeting.

You should read this document carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	WHAT AM I BEING ASKED TO VOTE ON?

A:

You are being asked to vote on the approval of a merger agreement that provides for the merger of IIBK with and into First Interstate Bank. You are also being asked to vote on a proposal to adjourn the shareholder meeting to a later date or dates, if necessary, to permit the further solicitation of proxies if there are not sufficient votes at the meeting to approve the merger agreement (which we refer to as the “IIBK adjournment proposal”).

Q:	WHAT VOTE DOES IIBK’S BOARD OF DIRECTORS RECOMMEND?

A:

IIBK’s board of directors has determined that the proposed merger is in the best interests of IIBK shareholders, has unanimously approved the merger agreement and unanimously recommends that IIBK shareholders vote “FOR” the approval of the merger agreement and “FOR” the IIBK adjournment proposal. See the section entitled “Description of the Merger—IIBK’s Reasons for the Merger and Recommendation of the Board of Directors” beginning on page 33 of this document.

Q:	WHAT WILL IIBK SHAREHOLDERS RECEIVE IN THE MERGER?

A:

If the merger is completed, IIBK shareholders will receive 0.50 shares of First Interstate Class A common stock (which we refer to as the “merger consideration”) for each share of IIBK common stock held immediately before the merger.

Q:	WHAT HAPPENS IF I AM ELIGIBLE TO RECEIVE A FRACTION OF A SHARE OF FIRST INTERSTATE CLASS A COMMON STOCK AS PART OF THE MERGER CONSIDERATION?

A:

First Interstate will not issue any fractional shares of First Interstate Class A common stock in the merger. If the aggregate number of shares of First Interstate Class A common stock that you are entitled to receive as part of the merger consideration includes a fraction of a share of First Interstate Class A common stock, you will receive cash instead of that fractional share. First Interstate will pay to each former IIBK shareholder who holds fractional shares an amount in cash determined by multiplying the average of the closing sale prices of First Interstate Class A common stock for the 20 consecutive trading days ending on and including the fifth day preceding the closing date of the merger, which we refer to as the “average closing price,” by the fraction of a share (rounded to the nearest cent) of First Interstate Class A common stock that such shareholder would otherwise be entitled to receive. See the section entitled “Description of the Merger—Consideration to be Received in the Merger” beginning on page 28 of this document.

Q:	HOW WILL THE MERGER AFFECT IIBK STOCK OPTIONS?

A:

At the effective time of the merger, each outstanding IIBK stock option, whether or not vested, will be converted into the right to receive cash equal to the product of (1) the number of shares of IIBK common stock subject to the stock option and (2) the amount by which the value of the merger consideration exceeds the exercise price. For purposes of this calculation, the value of the merger consideration is the product of 0.50 and the average closing price of First Interstate Class A common stock.

Q:

FIRST INTERSTATE AND FIRST INTERSTATE BANK ARE ALSO ACQUIRING COMMUNITY 1ST BANK, SIMULTANEOUSLY WITH THE MERGER. WHAT IMPACT WILL THE COMMUNITY 1ST BANK MERGER HAVE ON FIRST INTERSTATE’S AND FIRST INTERSTATE BANK’S MERGER WITH IIBK?

A:

First Interstate and First Interstate Bank entered into a merger agreement to acquire Community 1st Bank (“CMYF”) on the same date that it entered into the merger agreement with IIBK. The completion of IIBK’s merger is not conditioned upon or subject to the completion of the merger with CMYF (the “CMYF Merger”). However, since First Interstate and First Interstate Bank will be required to obtain the necessary regulatory approvals for two transactions rather than one, it is possible that the CMYF Merger will lengthen the amount of time that would otherwise be needed to obtain all regulatory approvals of the merger if IIBK were the only banking institution being acquired by First Interstate and First Interstate Bank. See “Risk Factors—Risks Related to the Merger—First Interstate and First Interstate Bank are also acquiring CMYF in the CMYF Merger and the conditions to completing that merger may result in delays in completing the IIBK merger, or make it more difficult or time consuming than expected” for a discussion of the impact that the CMYF acquisition would have on First Interstate’s and First Interstate Bank’s business and operations if both the IIBK and CMYF acquisitions are completed.

Q:	WHAT EQUITY STAKE WILL IIBK SHAREHOLDERS HOLD IN FIRST INTERSTATE IMMEDIATELY FOLLOWING THE MERGER?

A:

Immediately following completion of the merger, IIBK shareholders will own approximately 9.2% of the outstanding shares of First Interstate Class A common stock and 6.0% of the aggregate outstanding shares of First Interstate Class A common stock and First Interstate Class B common stock, which we refer to collectively in this document as “First Interstate common stock,” which equates to 2.5% of the voting power of First Interstate common stock. Following the completion of the merger and taking into account the closing of the CMYF Merger, IIBK and CMYF shareholders will own approximately 10.2% of the outstanding shares of First Interstate Class A common stock and 6.7% of the aggregate outstanding shares of First Interstate common stock, which equates to 2.8% of the voting power of First Interstate common stock.

Q:	HOW DO IIBK SHAREHOLDERS EXCHANGE THEIR STOCK CERTIFICATES?

A:

Shortly after the merger, First Interstate’s exchange agent will send instructions to you on how and where to surrender your IIBK stock certificates after the merger is completed. Please do not send your IIBK stock certificates with your proxy card.

Q:	ARE IIBK’S SHAREHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:

Yes. If you vote against the merger, and take certain other actions required by Idaho law, you will have dissenter’s rights under Section 26-909 of the Idaho Code. Exercise of these rights will result in the purchase of your shares at “fair value,” as determined in accordance with Idaho law. Please read the section entitled “Description of the Merger—Dissenters’ Rights of Appraisal” on page 69 of this document and review Annex B to this document for additional information.

Q:	IS COMPLETION OF THE MERGER SUBJECT TO ANY CONDITIONS BESIDES SHAREHOLDER APPROVAL?

A:

Yes. The merger must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied. For more information about the conditions to the completion of the merger, see “Description of the Merger—Conditions to Completing the Merger” on page 58 of this document.

Q:	WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

A:

We will complete the merger as soon as possible. Before that happens, the merger agreement must be approved by IIBK’s shareholders and we must obtain the necessary regulatory approvals, among other conditions. Assuming timely receipt of regulatory and shareholder approvals, we expect to complete the merger in the first half of 2019.

Q:	ARE THERE RISKS THAT I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE TO APPROVE THE MERGER AGREEMENT?

A:	Yes. You should consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 15 of this document.

Q:	WHAT VOTE IS REQUIRED TO APPROVE THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING?

A:

The proposal to approve the merger agreement must be approved by the affirmative vote of a majority of the votes cast at a meeting at which a quorum consisting of at least a majority of the outstanding shares of IIBK common stock is present. Abstentions and broker non-votes will not affect the outcome on the vote to approve the merger agreement, as long as there is a quorum present at the special meeting.

Similarly, approval of the IIBK adjournment proposal requires that the votes cast in favor of the proposal exceed the votes cast against. Abstentions and broker non-votes will not affect the outcome of the vote on the IIBK adjournment proposal.

Q:	WHAT IS THE QUORUM REQUIREMENT FOR THE SPECIAL MEETING?

A:

The presence at the IIBK special meeting, in person or by proxy, of shareholders representing a majority of the outstanding shares of IIBK common stock will constitute a quorum. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for determining the presence of a quorum.

Q:	WHEN AND WHERE IS THE SPECIAL MEETING?

A:	The IIBK special meeting is scheduled to take place at the corporate office of IIBK located at 1260 W. Riverstone Drive, Coeur d’Alene, Idaho, at 9:30 a.m., Pacific Time, on March 27, 2019.

Q:	WHO IS ENTITLED TO VOTE AT THE SPECIAL MEETING?

A:

Holders of shares of IIBK common stock at the close of business on January 31, 2019 are entitled to vote at the IIBK special meeting. As of the record date, 7,742,982 shares of IIBK common stock were outstanding and entitled to vote.

Q:	IF I PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, SHOULD I STILL RETURN MY PROXY?

A:

Yes. Whether or not you plan to attend the special meeting, you should promptly submit your proxy so that your shares will be voted at the special meeting. The failure of a shareholder to vote in person or by proxy will have the same effect as a vote “AGAINST” the merger agreement.

Q:	WHAT DO I NEED TO DO NOW TO VOTE MY SHARES OF COMMON STOCK?

A:	If you are a “shareholder of record,” you can vote your shares as follows:

•	via internet at www.investorvote.com/IIBK;

•	via telephone by calling (800) 652-VOTE (8683);

•	by completing and returning the proxy card that is enclosed; or

•	by voting in person at the special meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the internet or by telephone.

Q:	HOW CAN I CHANGE MY VOTE AFTER I HAVE SUBMITTED MY PROXY?

A:

You may change your vote at any time before your proxy is voted at the special meeting by: (1) filing with the Corporate Secretary a duly executed revocation of proxy; (2) submitting a new proxy card with a later date; (3) voting again via the internet or by telephone; or (4) voting in person at the meeting (your attendance at the meeting will not by itself revoke your proxy). The IIBK Corporate Secretary’s mailing address is 1260 W. Riverstone Drive, Coeur d’Alene, Idaho 83814.

If you hold your shares of IIBK common stock in “street name” through a bank or broker, you should contact your bank or broker to change your vote or revoke your proxy.

Your last vote will be the vote that is counted.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY MY BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE AUTOMATICALLY VOTE MY SHARES FOR ME?

A:

No. Your broker, bank or other nominee will not be able to vote your shares of common stock on the proposal to approve the merger agreement or on the adjournment proposal unless you provide instructions on how to vote. Please instruct your broker, bank or other nominee how to vote your shares, following the directions that your broker, bank or other nominee provides. If you do not provide instructions to your broker, bank or other nominee, your shares will not be voted, and this will have the effect of voting “AGAINST” the merger agreement. Please review the instructions from your broker, bank or other nominee to see if your broker, bank or other nominee offers telephone or internet voting.

Q:	WHAT ARE THE DEADLINES FOR VOTING?

A:

You may: (1) vote by mail at any time before the meeting as long as your proxy is received before the time of the special meeting; or (2) vote by internet or telephone by 1:00 a.m., Eastern Time, on March 27, 2019.

If your shares are held in “street name,” you must vote your shares according to the voting instruction form by the deadline set by your broker, bank or other nominee.

Q:	WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO IIBK SHAREHOLDERS?

A:

It is a condition to the completion of the merger that First Interstate and IIBK receive written opinions from their respective counsel to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to in this document as the “Internal Revenue Code.” Subject to the limitations and qualifications described in the section entitled “Description of the Merger—Material U.S. Federal Income Tax Consequences of the Merger,” if you are a United States holder of IIBK common stock, generally you will not recognize any gain or loss with respect to the exchange of shares of IIBK common stock for shares of First Interstate Class A common stock in the merger. However, IIBK shareholders generally will recognize gain or loss with respect to cash received instead of fractional shares of First Interstate Class A common stock that the IIBK shareholders would otherwise be entitled to receive.

You should read “Description of the Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 50 of this document for more information about the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	IF I AM AN IIBK SHAREHOLDER, SHOULD I SEND IN MY IIBK STOCK CERTIFICATES NOW?

A:

No. Please do not send in your IIBK stock certificates with your proxy. Promptly following the completion of the merger, an exchange agent will send you instructions for exchanging IIBK stock certificates for the merger consideration. See “Description of the Merger—Surrender of Stock Certificates” beginning on page 49.

Q:	WHAT SHOULD I DO IF I HOLD MY SHARES OF IIBK COMMON STOCK IN BOOK-ENTRY FORM?

A:

You are not required to take any additional actions if your shares of IIBK common stock are held in book-entry form. Promptly following the completion of the merger, shares of IIBK common stock held in book-entry form automatically will be exchanged for shares of First Interstate Class A common stock in book-entry form and cash to be paid in exchange for fractional shares, if any.

Q:	WHOM MAY I CONTACT IF I CANNOT LOCATE MY IIBK STOCK CERTIFICATE(S)?

A:	If you are unable to locate your original IIBK stock certificate(s), you should contact Shareholder Services at Computershare, Inc., IIBK’s transfer agent, at (800) 962-4282.

Q:	WHO CAN ANSWER MY OTHER QUESTIONS?

A:	If you have more questions about the merger, the shareholder meeting or how to submit your proxy, or if you need additional copies of this document or a proxy card you should contact:

Idaho Independent Bank

Attn: Jane Bodle-Hill, Assistant Secretary

1260 W. Riverstone Drive

Coeur d’Alene, Idaho 83814

(208) 765-3619

SUMMARY

This summary highlights selected information in this document and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the annexes and the documents attached to or incorporated by reference into this document.

The Companies

First Interstate BancSystem, Inc.

401 North 31st Street

Billings, Montana 59101

(406) 255-5304

First Interstate, a Montana corporation, is a bank holding company headquartered in Billings, Montana. It is the parent company of First Interstate Bank, a Montana-chartered bank. First Interstate Bank is a community bank operating over 140 banking offices, including online and mobile banking services, throughout Idaho, Montana, Oregon, South Dakota, Washington, and Wyoming. First Interstate Class A common stock is listed on the Nasdaq Global Select Market under the symbol “FIBK.” At September 30, 2018, First Interstate had total assets of $13.35 billion, total deposits of $10.85 billion and shareholders’ equity of $1.65 billion.

Idaho Independent Bank

1260 W. Riverstone Drive

Coeur d’Alene, Idaho 83814

(208) 765-3619

IIBK is an Idaho-chartered bank headquartered in Coeur d’Alene, Idaho. IIBK was established in 1993 and currently operates 11 branches in Boise, Caldwell, Coeur d’Alene, Hayden, Meridian, Mountain Home, Nampa, Star, and Sun Valley/Ketchum, Idaho. At September 30, 2018, IIBK had total assets of $742.2 million, total deposits of $626.6 million and shareholders’ equity of $72.5 million.

Pending Acquisition of Community 1st Bank

On October 11, 2018, First Interstate and First Interstate Bank also entered into an agreement to acquire CMYF. Pursuant to the CMYF merger agreement, CMYF will merge with and into First Interstate Bank, with First Interstate Bank as the surviving entity. The CMYF Merger was approved by the boards of directors of each of First Interstate, First Interstate Bank and CMYF and is expected to close in the first half of 2019. Completion of the CMYF Merger is subject to customary closing conditions, including receipt of required regulatory approvals and approval of CMYF’s shareholders. The completion of the IIBK merger is not conditioned upon or subject to the completion of the CMYF Merger. Under the terms of the CMYF merger agreement, holders of CMYF common stock will receive 0.3784 shares of First Interstate Class A common stock for each share of CMYF common stock, which equates to an aggregate transaction value of approximately $21.0 million as of the date of the CMYF merger agreement.

At September 30, 2018, CMYF had total consolidated assets of approximately $133.1 million, total deposits of approximately $118.7 million, and total common shareholders’ equity of approximately $13.8 million.

For additional information on the CMYF Merger, including certain pro forma financial information, see “Unaudited Comparative Pro Forma Per Share Data.”

Background of the Merger (page 28)

Increased legislative and regulatory scrutiny of the financial services industry in recent years, as well as the ongoing consolidation in the financial services industry, have affected financial institutions generally and IIBK, in particular. As part of its ongoing consideration and evaluation of IIBK’s long-term prospects and strategies, IIBK’s board of directors and management have been carefully considering all options for IIBK to remain competitive.

After considering IIBK’s options and a number of factors including the competitive and economic environment, the board of directors determined that the acquisition by First Interstate and First Interstate Bank was IIBK’s best option to maximize value for IIBK’s shareholders in the current banking market.

For more information about the background of the merger we recommend you read the section of this document entitled “Description of the Merger—Background of the Merger.”

IIBK’s Reasons for the Merger and Recommendation of the Board of Directors (page 33)

In evaluating whether to adopt the merger agreement, the IIBK board of directors determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, IIBK’s shareholders. In making this determination, IIBK’s directors consulted with IIBK’s management and its financial and legal advisors, and considered a number of factors.

These factors are discussed under the heading “Description of the Merger—IIBK’s Reasons for the Merger and Recommendation of the Board of Directors.” After reviewing such factors, the IIBK board of directors unanimously determined that the merger and the transactions contemplated thereby are fair to, and in the best interests of, IIBK’s shareholders and unanimously recommended and continues to recommend that IIBK’s shareholders vote “FOR” the merger agreement at the IIBK special meeting.

In addition, the IIBK board of directors unanimously recommends that IIBK shareholders vote “FOR” the IIBK adjournment proposal.

Special Meeting of IIBK Shareholders; Required Vote (page 25)

The IIBK special meeting is scheduled to be held at the corporate office of IIBK located at 1260 W. Riverstone Drive, Coeur d’Alene, Idaho, at 9:30 a.m., Pacific Time, on March 27, 2019. At the IIBK special meeting, IIBK shareholders will be asked to vote on a proposal to approve the merger agreement by and among IIBK, First Interstate and First Interstate Bank. IIBK shareholders may also be asked to approve the IIBK adjournment proposal.

Only IIBK shareholders of record as of the close of business on January 31, 2019 are entitled to notice of, and to vote at, the IIBK special meeting and any adjournments or postponements of the meeting.

Approval of the merger agreement requires the affirmative vote of at least a majority of the votes cast at a meeting at which a quorum consisting of at least a majority of the outstanding shares of IIBK common stock is present. Similarly, approval of the IIBK adjournment proposal requires the affirmative vote of a majority of the votes cast by the IIBK shareholders at the IIBK special meeting. As of January 31, 2019, the record date for the IIBK special meeting, there were 7,742,982 shares of IIBK common stock outstanding and entitled to vote. The directors and executive officers of IIBK, as a group, beneficially owned 1,491,350 shares of IIBK common stock, not including shares that may be acquired upon the exercise of stock options, representing approximately 19.26% of the outstanding shares of IIBK common stock as of the record date.

Each of the directors and certain executive officers of IIBK, solely in their individual capacity as an IIBK shareholder, have entered into a separate voting agreement with First Interstate and First Interstate Bank, pursuant to which each such IIBK director or executive officer has agreed to vote in favor of the merger agreement.

The Merger and the Merger Agreement (page 28)

The merger of IIBK with and into First Interstate Bank is governed by the merger agreement. The merger agreement provides that if all of the conditions are satisfied or waived, IIBK will be merged with and into First Interstate Bank, with First Interstate Bank as the surviving entity. We encourage you to read the merger agreement, which is included as Annex A to this document.

What IIBK Shareholders Will Receive in the Merger (page 28)

If the merger is completed, IIBK shareholders will receive 0.50 shares (such number being referred to as the “exchange ratio”) of First Interstate Class A common stock for each share of IIBK common stock held immediately before the merger. First Interstate will not issue any fractional shares of First Interstate Class A common stock in the merger. First Interstate will pay to each former IIBK shareholder who holds fractional shares an amount in cash determined by multiplying the average of the closing sale prices of First Interstate Class A common stock for the 20 consecutive trading days ending on and including the fifth day preceding the closing date of the merger by the fraction of a share (rounded to the nearest cent) of First Interstate Class A common stock that such shareholder would otherwise be entitled to receive.

Based on First Interstate’s closing price of $44.62 on October 11, 2018, which was the last trading date preceding the public announcement of the proposed merger, each share of IIBK common stock exchanged for 0.50 shares of First Interstate Class A common stock would have a value of $22.31. Based on the deemed value per share to IIBK shareholders and assuming an aggregate of 7,739,024 shares of IIBK common stock outstanding and 351,580 stock options outstanding with a weighted exercise price of $7.25, the aggregate merger consideration to holders of IIBK common stock was approximately $178.0 million on October 11, 2018. Based on First Interstate’s closing price of $38.92 on January 31, 2019, which is the most recent practicable trading day before the printing of this document, each share of IIBK common stock exchanged for 0.50 shares of First Interstate Class A common stock would have a value of $19.46. The common stock of First Interstate trades on the Nasdaq Global Select Market under the symbol “FIBK.” The common stock of IIBK trades on the OTC Market’s Pink Market Place under the symbol “IIBK.” The market price of both First Interstate Class A common stock and IIBK common stock will fluctuate before the completion of the merger; therefore, you are urged to obtain current market quotations for First Interstate Class A common stock and IIBK common stock.

Market Price and Share Information (page 82)

The following table shows the closing price per share of First Interstate Class A common stock, the closing price per share of IIBK common stock and the equivalent price per share of IIBK common stock, giving effect to the merger, on October 11, 2018, which is the last day on which shares of each of First Interstate Class A common stock and IIBK common stock traded preceding the public announcement of the proposed merger, and on January 31, 2019, the most recent practicable date before the mailing of this document. The implied value of one share of IIBK common stock is computed by multiplying the price of a share of First Interstate Class A common stock by the 0.50 exchange ratio. See “Description of the Merger—Consideration to be Received in the Merger.”

	First Interstate Common Stock	IIBK Common Stock	Implied Value of One Share of IIBK Common Stock
October 11, 2018	$44.62	$14.95	$22.31
January 31, 2019	38.92	19.15	19.46

Treatment of IIBK Stock Options (page 49)

At the effective time of the merger, each option to purchase shares of IIBK common stock outstanding immediately before the effective time of the merger, whether or not vested, will be cancelled and, upon First Interstate’s receipt of an option surrender agreement from the holder, exchanged for a cash payment equal to the product of (1) the number of shares of IIBK common stock subject to the stock option multiplied by (2) the amount by which the merger consideration exceeds the exercise price of such option, less applicable withholding taxes. For purposes of this calculation, the merger consideration is the product of the exchange ratio times the average closing sales price of First Interstate Class A common stock over the 20 consecutive trading days ending on the fifth day before the closing date of the merger.

Opinion of IIBK’s Financial Advisor (page 35)

On October 11, 2018, the IIBK board of directors received an opinion from its financial advisor, Sandler O’Neill & Partners, L.P. (which we refer to as “Sandler O’Neill”), to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of IIBK common stock.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this proxy statement/prospectus. IIBK shareholders should read the entire opinion carefully for a discussion of, among other things, the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill in preparing the opinion.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the IIBK board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio in the merger to the holders of IIBK common stock. It did not address the underlying business decision of the IIBK board of directors to engage in the merger or enter into the merger agreement or constitute a recommendation to the IIBK board of directors in connection with the merger, and it does not constitute a recommendation to any holder of IIBK common stock as to how to vote in connection with the merger or any other matter.

For a description of the opinion that the IIBK board of directors received from Sandler O’Neill, please refer to the section entitled “Description of the Merger—Opinion of IIBK’s Financial Advisor.”

Interests of Certain Persons in the Merger that are Different from Yours (page 54)

In considering the information contained in this document, you should be aware that IIBK’s executive officers and directors have employment and other compensation agreements or plans that give them financial interests in the merger that are different from, or in addition to, the interests of IIBK shareholders generally. The IIBK board of directors was aware of these interests at the time it approved the merger agreement. These interests include, among other things:

•

employment agreements between IIBK and each of Paul H. Montreuil, Senior Vice President and Cashier of IIBK and two other officers of IIBK that generally provide for cash severance payments if the executive’s employment is terminated with good reason or involuntarily terminated without cause following a change in control and during the term of the employment agreement;

•	accelerated vesting and payment of all outstanding IIBK stock options;

•

settlement agreements that First Interstate, First Interstate Bank and IIBK entered into with each of Jack W. Gustavel, Executive Chairman of the Board of IIBK and Kurt R. Gustavel, President and Chief Executive Officer of IIBK, concurrent with the execution of the merger agreement, in full satisfaction of their rights under their employment agreements with IIBK;

•

the continued employment of Kurt R. Gustavel, President and Chief Executive Officer of IIBK, as First Interstate Bank’s Regional President responsible for operations in the Idaho and Eastern Washington region; and

•	the rights of IIBK officers and directors under the merger agreement to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

IIBK Shareholders Dissenters’ Rights (page 69)

Under Idaho law, IIBK shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of IIBK common stock. A shareholder electing to dissent must strictly comply with all the procedures required by Idaho law. These procedures are described later in this document, and a copy of the relevant statutory provisions is attached as Annex B. For more information on dissenters’ rights, see “Description of the Merger—Dissenters’ Rights of Appraisal.”

Regulatory Matters Relating to the Merger (page 53)

Under the terms of the merger agreement, the merger cannot be completed unless it is first approved by the Board of Governors of the Federal Reserve System, which we refer to in this document as the “Federal Reserve Board,” the Montana Division of Banking and Financial Institutions, which we refer to in this document as the “Montana Division,” and the the Idaho Department of Finance, which we refer to in this document as the “Idaho Department.” First Interstate has filed the required applications. First Interstate has received approvals from the Montana Division and the Idaho Department. While First Interstate does not know of any reason why it would not obtain the remaining approvals in a timely manner, other than the complexities involved in acquiring two financial institutions simultaneously, First Interstate cannot be certain when or if it will receive the regulatory approvals.

Conditions to Completing the Merger (page 58)

The completion of the merger is subject to the fulfillment of a number of customary closing conditions, including:

•	approval of the merger agreement by IIBK shareholders;

•	receipt of all required regulatory approvals, consents or waivers and the expiration of all statutory waiting periods;

•	the absence of any order, decree, injunction, statute, rule or regulation that prevents the consummation of the merger or that makes completion of the merger illegal;

•

receipt of consent of all third parties whose consent is required to consummate the merger, except where failure to obtain such consent would not have a material adverse effect on First Interstate or First Interstate Bank;

•	effectiveness of the registration statement of which this document is a part;

•	authorization for listing on the Nasdaq Stock Market of the shares of First Interstate Class A common stock to be issued in the merger;

•

receipt by each of First Interstate and IIBK of an opinion from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	subject to the materiality standards provided in the merger agreement, the continued accuracy of the representations and warranties of First Interstate and IIBK in the merger agreement;

•	performance in all material respects by each of First Interstate and IIBK of its respective obligations under the merger agreement, unless waived by the other party;

•	the absence of any material adverse effect with respect to First Interstate and First Interstate Bank, on the one hand, or IIBK, on the other hand, since the date of the merger agreement;

•	none of the regulatory approvals containing any materially burdensome conditions; and

•	not more than 10% of the outstanding shares of IIBK common stock having exercised dissenters’ rights.

Terminating the Merger Agreement (page 67)

The merger agreement may be terminated by mutual written consent of First Interstate and IIBK at any time before the completion of the merger. Additionally, subject to conditions and circumstances described in the merger agreement, either First Interstate or IIBK may terminate the merger agreement if, among other things, any of the following occur:

•

IIBK shareholders do not approve the merger agreement at the IIBK special meeting (in the case of IIBK terminating, only if IIBK has complied with certain obligations, including calling the IIBK special meeting and recommending that the IIBK shareholders approve the merger);

•

any required regulatory approval has been denied and such denial has become final and non-appealable, or a governmental authority or court has issued a final, unappealable order prohibiting consummation of the transactions contemplated by the merger agreement;

•

the merger has not been consummated by May 31, 2019, unless the failure to complete the merger by that time was due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements provided in the merger agreement; or

•

there is a breach by the other party of any covenant or agreement contained in the merger agreement, or any representation or warranty of the other party becomes untrue, in each case such that the conditions to closing would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within 30 days after the giving of written notice to such party of such breach.

First Interstate may also terminate the merger agreement if IIBK breaches its obligations in any material respect regarding the solicitation of other acquisition proposals or submission of the merger agreement to IIBK’s shareholders or if the IIBK board of directors does not publicly recommend in this document that IIBK shareholders approve the merger agreement or withdraws or revises its recommendation in a manner adverse to First Interstate.

IIBK may also terminate the merger agreement:

•

before adoption and approval of the merger agreement by its shareholders, to enter into an agreement with respect to a superior proposal to be acquired by a third party, but only if IIBK’s board of directors has determined in good faith based on the advice of legal counsel that failure to take such action would cause the IIBK board of directors to violate its fiduciary duties and IIBK has not breached its obligations regarding the solicitation of other acquisition proposals; and

•	within the five-day period commencing with the fifth day before the closing date of the merger (which we refer to as the “determination date”), if both of the following conditions have been satisfied:

•	the average daily closing sale prices of a share of First Interstate Class A common stock as reported on the Nasdaq Global Select Market for the 20 consecutive trading days ending on and including the determination date is less than $36.54 (80% of the closing sale price of First Interstate Class A common stock on the third trading date before the date of the first public announcement of the merger agreement); and

•	First Interstate Class A common stock underperforms the KBW Regional Banking Index by more than 20% during the same period.

However, if IIBK chooses to exercise this termination right, First Interstate has the option, within five days of receipt of notice from IIBK, to adjust the merger consideration and prevent termination under this provision.

Termination Fee (page 68)

Under certain circumstances described in the merger agreement in connection with the termination of the merger agreement, including circumstances involving alternative acquisition proposals with respect to IIBK and changes in the recommendation of the IIBK board of directors to its shareholders, IIBK will owe First Interstate a $6.8 million termination fee. See “Description of the Merger—Termination Fee” for a description of the circumstances under which the termination fee is payable. The termination fee could discourage other companies from seeking to acquire IIBK.

Accounting Treatment of the Merger (page 50)

The merger will be accounted for using the acquisition method in accordance with U.S. generally accepted accounting principles.

Comparison of Rights of Shareholders (page 75)

When the merger is completed, IIBK shareholders will receive shares of First Interstate Class A common stock and become First Interstate shareholders with their rights governed by Montana law and by First Interstate’s amended and restated articles of incorporation and bylaws. The rights of IIBK shareholders will change as a result of the merger due to differences in First Interstate’s and IIBK’s governing documents. See “Comparison of Rights of Shareholders” for a summary of the material differences between the respective rights of IIBK shareholders and First Interstate shareholders.

Material U.S. Federal Income Tax Consequences of the Merger (page 50)

The merger is intended to qualify for U.S federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Accordingly, U.S. holders of IIBK common stock generally will not recognize any gain or loss on the exchange of shares of IIBK common stock for shares of First Interstate Class A common stock. However, a U.S. holder of IIBK common stock generally will recognize gain or loss with respect to cash received instead of a fractional share of First Interstate Class A common stock that a U.S. holder would otherwise be entitled to receive.

This tax treatment may not apply to all IIBK shareholders. Determining the actual tax consequences of the merger to you can be complicated and will depend on your particular circumstances. IIBK shareholders should consult their own tax advisor for a full understanding of the merger’s tax consequences that are particular to each shareholder.

To review the tax consequences of the merger to IIBK shareholders in greater detail, please see the section “Description of the Merger—Material U.S. Federal Income Tax Consequences of the Merger.”

Risk Factors (page 15)

You should consider all the information contained in or incorporated by reference into this document in deciding how to vote for the proposals presented in the document. In particular, you should consider the factors described under “Risk Factors.”

RISK FACTORS

In deciding how to vote, you should consider carefully all of the information included in this document and its annexes, all of the information incorporated by reference into the document and the risk factors identified by First Interstate with respect to First Interstate’s operations included in its filings with the SEC, including First Interstate’s Annual Report on Form 10-K for the year ended December 31, 2017. See “Where You Can Find More Information.” In addition, you should consider the following risk factors.

Risks Related to the Merger

Because the price of First Interstate Class A common stock will fluctuate, IIBK shareholders cannot be certain of the market value of the merger consideration.

Upon the completion of the merger, each share of IIBK common stock outstanding immediately before the completion of the merger will be converted into the right to receive 0.50 shares of First Interstate Class A common stock. The market value of the merger consideration may vary from the closing price of First Interstate Class A common stock on the date the execution of the merger agreement was announced, on the date that this document was mailed to IIBK shareholders, on the date of the IIBK special meeting and on the date the merger is completed. The market price of First Interstate Class A common stock may fluctuate as a result of a variety of factors, including general market and economic conditions, changes in First Interstate’s business, operations and prospects, and regulatory considerations. Therefore, at the time of the IIBK special meeting, IIBK shareholders will not know or be able to calculate the market value of the First Interstate Class A common stock they will receive upon completion of the merger. For example, based on the range of closing prices of First Interstate Class A common stock during the period from October 11, 2018, the last trading day before public announcement of the merger, through January 31, 2019, the last practicable date before the date of this document, the merger consideration represented a market value ranging from a low of $17.31 to a high of $22.31 for each share of IIBK common stock. You should obtain current market quotations for shares of First Interstate Class A common stock and IIBK common stock.

The price of First Interstate Class A common stock might decrease after the merger.

Upon completion of the merger, holders of IIBK common stock will become shareholders of First Interstate. First Interstate Class A common stock could decline in value after the merger. For example, during the twelve-month period ending on January 31, 2019 (the most recent practicable date before the printing of this document), the closing price of First Interstate Class A common stock varied from a low of $35.03 to a high of $46.95 and ended that period at $38.92. The market value of First Interstate Class A common stock fluctuates based upon general market conditions, First Interstate’s business, operations and prospects and other factors. Further, the market price of First Interstate Class A common stock after the merger may be affected by factors different from those currently affecting the common stock of First Interstate or IIBK. The businesses of IIBK and First Interstate Bank differ and, accordingly, the results of operations of the combined company and the market price of First Interstate’s shares of common stock following the merger may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of IIBK and First Interstate. For a discussion of the business of First Interstate, First Interstate Bank and of certain factors to consider in connection with First Interstate’s business, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information” beginning on page 84.

IIBK, First Interstate Bank and First Interstate will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effects of the merger on employees and customers may have an adverse effect on IIBK, First Interstate Bank or First Interstate. These uncertainties may impair IIBK’s, First Interstate Bank’s or

First Interstate’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that interact with IIBK, First Interstate Bank or First Interstate to seek to change existing business relationships with IIBK, First Interstate Bank or First Interstate. Retention of certain employees by IIBK, First Interstate Bank or First Interstate may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration, or a desire not to remain with IIBK or First Interstate, IIBK’s business or First Interstate’s business could be harmed. In addition, subject to certain exceptions, IIBK has agreed to operate its business in the ordinary course before closing, which may prevent it from pursuing certain growth opportunities. See “Description of the Merger—Conduct of Business Before the Merger” for a description of the restrictive covenants applicable to IIBK and First Interstate.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of First Interstate, First Interstate Bank and IIBK.

There can be no assurance that the merger will be completed. If the merger is not completed, the ongoing businesses of First Interstate, First Interstate Bank and IIBK may be adversely affected and First Interstate, First Interstate Bank and IIBK will be subject to a number of risks, including the following:

•

First Interstate and IIBK will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor, proxy solicitation and printing fees;

•

under the merger agreement, First Interstate, First Interstate Bank and IIBK are subject to certain restrictions on the conduct of their respective businesses before completing the merger, which may adversely affect their ability to execute certain of its business strategies if the merger is terminated; and

•

matters relating to the merger may require substantial commitments of time and resources by First Interstate, First Interstate Bank and IIBK management, which could otherwise have been devoted to other opportunities that may have been beneficial to First Interstate, First Interstate Bank and IIBK as independent companies.

In addition, if the merger is not completed, First Interstate, First Interstate Bank and/or IIBK may experience negative reactions from the financial markets and from their respective customers and employees. First Interstate, First Interstate Bank and/or IIBK also could be subject to litigation related to any failure to complete the merger or to proceedings commenced by First Interstate and First Interstate Bank on the one hand, or IIBK on the other hand, against the other seeking damages or to compel the other to perform its obligations under the merger agreement. These factors and similar risks could have an adverse effect on the results of operation, business and stock prices of First Interstate, First Interstate Bank and IIBK.

First Interstate and First Interstate Bank may be unable to successfully integrate IIBK’s operations or retain IIBK’s employees, which could adversely affect the combined company.

The merger involves the integration of two banks that have previously operated independently. The difficulties of combining the operations of the two banks include, among other things: integrating personnel with diverse business backgrounds; combining different corporate cultures; and retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of key personnel. The integration of the two banks will substantially benefit from the experience and expertise of certain key employees of IIBK who are expected to be retained by First Interstate Bank. First Interstate Bank may not be successful in retaining these employees for the time period necessary to successfully integrate IIBK’s operations with those of First Interstate Bank. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business and results of operations of First Interstate Bank following the merger.

Additionally, First Interstate and First Interstate Bank may not be able to successfully achieve the level of cost savings, revenue enhancements and other synergies that it expects, and may not be able to capitalize upon the existing customer relationships of IIBK to the extent anticipated, or it may take longer, or be more difficult or expensive than expected, to achieve these goals. These matters could have an adverse effect on First Interstate’s business, results of operation and stock price.

First Interstate and First Interstate Bank are also acquiring CMYF in the CMYF Merger and the conditions to completing that merger may result in delays in completing the IIBK merger, or make it more difficult or time consuming than expected.

First Interstate and First Interstate Bank announced the proposed acquisition of CMYF in the CMYF Merger on the same date as the IIBK merger. The CMYF Merger is subject to customary closing conditions, including receipt of regulatory approvals for the CMYF Merger, as well as the approval of the shareholders of CMYF. The preparation and filing of regulatory applications, and a separate prospectus/proxy statement, as well as planning the integration of CMYF at the same time as obtaining the regulatory approvals and planning the integration of IIBK is time consuming and could divert management attention and resources away from the IIBK merger. It is possible that because of the complexities involved in acquiring two financial institutions simultaneously, First Interstate and First Interstate Bank could experience delays in regulatory approval. This could result in the merger process taking longer than anticipated, which could be costly to First Interstate, First Interstate Bank and IIBK, disrupt First Interstate’s or IIBK’s ongoing businesses relationships with their respective clients, customers, depositors and employees or result in a failure to achieve the anticipated benefits of the IIBK merger.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire IIBK.

Until the completion of the merger, with some exceptions, IIBK is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiry or proposal that may lead to an acquisition proposal, such as a merger or other business combination transactions, with any person other than First Interstate and First Interstate Bank. In addition, IIBK has agreed to pay a $6.8 million termination fee to First Interstate in specified circumstances. These provisions could discourage other companies that may have an interest in acquiring IIBK from considering or proposing such an acquisition even though those other companies might be willing to offer greater value to IIBK’s shareholders than First Interstate has offered in the merger. The payment of the termination fee would also have a material adverse effect on IIBK’s financial condition and results of operations.

Certain of IIBK’s directors and officers have interests that are different from, or in addition to, interests of IIBK shareholders generally.

Certain executive officers and directors of IIBK have interests in the merger that are different from, or in addition to, the interests of IIBK shareholders generally. These include: (1) employment agreements for certain executive officers of IIBK that provide for cash severance payments upon an involuntary termination without cause or a voluntary termination with good reason following the completion of the merger; (2) a cash payment in connection with the termination of all outstanding IIBK stock options; (3) settlement agreements entered into with each of Jack W. Gustavel and Kurt R. Gustavel, concurrent with the execution of the merger agreement; (4) continued employment of Kurt R. Gustavel as First Interstate Bank’s Regional President responsible for operations in the Idaho and Eastern Washington region; and (5) provisions in the merger agreement relating to indemnification of directors and officers and insurance for directors and officers of IIBK for events occurring before the merger. For a more detailed discussion of these interests, see “Description of the Merger—Interests of Certain Persons in the Merger that are Different from Yours” beginning on page 54.

Both First Interstate and IIBK shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined organization.

First Interstate shareholders and IIBK shareholders each currently have the right to vote in the election of their respective board of directors and on various other matters affecting their respective company. Upon the completion of the merger, IIBK’s shareholders will become shareholders of First Interstate with a percentage ownership of the combined organization that is substantially smaller than such shareholders’ percentage ownership of IIBK. Following completion of the merger, IIBK shareholders will own approximately 9.2% of the outstanding shares of First Interstate Class A common stock and 6.0% of the aggregate outstanding shares of the First Interstate common stock, which equates to 2.5% of the voting power of First Interstate common stock. Additionally, upon the completion of the CMYF Merger, IIBK’s shareholders percentage ownership of First Interstate will further decrease.

The reduced voting power of IIBK shareholders is further effected by the two classes of common stock that First Interstate maintains. First Interstate Class B common stock is entitled to five votes per share, while shares of First Interstate Class A common stock, which is what will be issued to IIBK shareholders, are entitled to one vote per share. As of January 31, 2019, members of the Scott family held 21,285,014 shares of First Interstate Class B common stock and, therefore, controlled in excess of 71% of the voting power of First Interstate’s outstanding common stock. As a result, the Scott family will be able to exert a significant degree of influence or actual control over First Interstate’s management and affairs and over matters requiring shareholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of First Interstate’s assets and any other significant transaction. This concentrated control will limit IIBK shareholders’ future ability to influence corporate matters, and the interests of the Scott family may not always coincide with First Interstate’s interests or your interests.

The fairness opinion of IIBK’s financial advisor does not reflect any changes in circumstances since the date of such fairness opinion.

On October 11, 2018, Sandler O’Neill delivered to the board of directors of IIBK its opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill, as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of IIBK common stock. The opinion does not reflect changes that may occur or may have occurred after the date of such opinion, including changes to the operations and prospects of First Interstate or IIBK, changes in general market and economic conditions or regulatory or other factors that may materially alter or affect the value of First Interstate Class A common stock or IIBK common stock. The opinion speaks only as of the date on which it was rendered and not as of the date of this document or any other date. For a description of the opinion that the IIBK board of directors received from Sandler O’Neill, please refer to the section entitled “Description of the Merger—Opinion of IIBK’s Financial Advisor.”

There is no assurance when or even if the merger will be completed.

Completion of the merger is subject to satisfaction or waiver of a number of conditions. See “Description of the Merger—Conditions to Completing the Merger” beginning on page 58. There can be no assurance that First Interstate, First Interstate Bank and IIBK will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived.

First Interstate and IIBK can agree at any time to terminate the merger agreement, even if IIBK shareholders have already voted to approve the merger agreement. First Interstate and IIBK can also terminate the merger agreement under other specified circumstances.

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger may be completed, First Interstate, First Interstate Bank and IIBK must obtain approvals from the Federal Reserve Board, the Montana Division and the Idaho Department. First Interstate has received the approvals from the Montana Division and the Idaho Department. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals the regulators consider a variety of factors, including the regulatory standing of each party. An adverse development in either party’s regulatory standing or other factors could result in an inability to obtain approval or delay their receipt. These regulators may impose conditions on the completion of the merger or require changes to the terms of the merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or imposing additional costs on or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger.

The shares of First Interstate Class A common stock to be received by IIBK shareholders as a result of the merger will have different rights from the shares of IIBK common stock.

Upon completion of the merger, IIBK shareholders will become First Interstate shareholders. Their rights as shareholders of Class A common stock will be governed by Montana corporate law and the amended and restated articles of incorporation and bylaws of First Interstate. The rights associated with IIBK common stock are governed by Idaho law and the articles of incorporation and bylaws of IIBK and are different from the rights associated with First Interstate Class A common stock. See the section of this document entitled “Comparison of Rights of Shareholders” beginning on page 75 for a discussion of the different rights associated with First Interstate Class A common stock.

Goodwill incurred in the merger may negatively affect First Interstate’s financial condition.

To the extent that the merger consideration, consisting of shares of First Interstate Class A common stock to be issued in the merger, cash paid for fractional shares, and cash paid to terminate IIBK options, exceeds the fair value of the net assets acquired in the merger, including identifiable intangibles of IIBK, that amount will be reported as goodwill by First Interstate. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually. A failure to realize expected benefits of the merger could adversely impact the carrying value of the goodwill recognized in the merger, and in turn negatively affect First Interstate’s financial condition.

Risks Relating to First Interstate’s Business

You should read and consider risk factors specific to First Interstate’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in First Interstate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in other documents incorporated by reference into this document. Please see the section entitled “Where You Can Find More Information” beginning on page 84 of this document for the location of information incorporated by reference into this document.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this document are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving First Interstate’s or IIBK’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “projections,” “prospects” or “potential,” by future conditional verbs such as “will,”

“would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results of First Interstate, IIBK or the combined entity following the merger, the combined entity’s plans, objectives, expectations and intentions, cost savings and/or revenue enhancements to be achieved in the merger, the expected timing of the completion of the merger, financing plans and the availability of capital, the likelihood of success and impact of litigation and other statements that are not historical facts. These statements are only predictions based on First Interstate’s and IIBK’s current expectations and projections about future events. There are important factors that could cause First Interstate’s and IIBK’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described in the section entitled “Risk Factors” beginning on page 15.

These forward-looking statements are subject to numerous assumptions, risks, and uncertainties that change over time. In addition to factors previously disclosed in First Interstate’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements:

•	the inability to close the merger in a timely manner, in particular due to First Interstate’s and First Interstate Bank’s efforts to simulantiously acquire CMYF;

•	the failure of IIBK shareholders to approve the merger agreement;

•	the failure to obtain applicable regulatory approvals and meet other closing conditions to the merger on the expected terms and schedule;

•	the potential impact of announcement or consummation of the proposed merger with IIBK on relationships with third parties, including customers, employees, and competitors;

•	business disruption following the merger;

•	difficulties and delays in integrating the First Interstate and IIBK businesses or fully realizing cost savings and other benefits;

•	First Interstate’s potential exposure to unknown or contingent liabilities of IIBK;

•	the challenges of integrating, retaining, and hiring key personnel;

•	the failure to attract new customers and retain existing customers in the manner anticipated;

•	the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems;

•	changes in First Interstate’s stock price before closing;

•

operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which First Interstate and IIBK are highly dependent;

•

changes in legislation, regulation, policies, or administrative practices, whether by judicial, governmental, or legislative action, and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection, and insurance, and the ability to comply with such changes in a timely manner;

•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board;

•

changes in interest rates, which may affect First Interstate’s or IIBK’s net income, prepayment penalty income, mortgage banking income, and other future cash flows, or the market value of First Interstate’s or IIBK’s assets, including its investment securities;

•	changes to the federal tax code;

•	the imposition of tariffs or other domestic or international governmental policies impacting the value of the agricultural or other products of the borrowers of First Interstate or IIBK;

•	changes in accounting principles, policies, practices, or guidelines;

•	changes in First Interstate’s credit ratings or in First Interstate’s ability to access the capital markets;

•	natural disasters, war, or terrorist activities; and

•	other economic, competitive, governmental, regulatory, technological, and geopolitical factors affecting First Interstate’s or IIBK’s operations, pricing, and services.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond First Interstate’s or IIBK’s control.

Annualized, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

For any forward-looking statements made in this document or in any documents incorporated by reference into this document, First Interstate and IIBK claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of the applicable document incorporated by reference in this document. Except to the extent required by applicable law, neither First Interstate nor IIBK undertake to update forward-looking statements to reflect facts, circumstances, assumptions, or events that occur after the date the forward-looking statements are made. All written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to First Interstate, IIBK, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

The following tables present selected historical financial information for First Interstate and for IIBK at and for the dates indicated. The following information is only a summary and not necessarily indicative of the results of future operations of First Interstate, IIBK or the combined company. The summary financial information for First Interstate is derived from prior filings made with the SEC, which are incorporated by reference into this document. The financial information for First Interstate at December 31, 2017 and 2016 and for the three years ended December 31, 2017 should be read in connection with the audited consolidated financial statements and related notes thereto included in its Annual Report on Form 10-K for the year ended December 31, 2017. The financial information for First Interstate for the nine months ended September 30, 2018 and 2017 should be read in connection with the unaudited financial statements and notes thereto included in its Quarterly Report on Form 10-Q for the period ended September 30, 2018. The results of operations for the nine months ended September 30, 2018 are not necessarily indicative of the operating results for the year ending December 31, 2018 or for any other period. See “Where You Can Find More Information” on page 84.

Selected Consolidated Historical Financial Data of First Interstate

	At or For the Nine Months Ended September 30,		At or For the Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$13,355,799	$12,206,473	$12,213,255	$9,063,895	$8,728,196	$8,609,936	$7,564,651
Cash and cash equivalents	965,049	882,834	758,986	782,023	780,457	798,670	534,827
Investment securities	2,576,634	2,617,682	2,693,206	2,124,468	2,057,505	2,287,110	2,151,543
Net loans	8,444,328	7,477,544	7,542,208	5,402,330	5,169,379	4,823,243	4,259,514
Securities sold under repurchase agreements	635,884	635,289	642,961	537,556	510,635	502,250	457,437
Deposits	10,845,561	9,933,467	9,934,871	7,376,110	7,088,937	7,006,212	6,133,750
Long-term debt	22,432	28,039	13,126	27,970	27,885	38,067	36,917
Subordinated debentures	86,865	82,477	82,477	82,477	82,477	82,477	82,477
Total shareholders’ equity	1,654,432	1,419,410	1,427,616	982,593	950,493	908,924	801,581
OPERATING DATA
Net interest income	$313,607	$249,007	$349,843	$279,765	$264,363	$248,461	$236,967
Provision (credit) for loan losses	7,037	7,528	11,053	9,991	6,822	(6,622)	(6,125)
Non-interest income	109,109	104,561	141,753	136,496	121,515	111,835	113,024
Non-interest expense	261,463	238,748	323,821	261,011	248,599	236,435	220,724
Income tax expense	34,378	35,039	50,201	49,623	43,662	45,214	46,566
Net income	119,838	72.253	106,521	95,636	86,795	84,401	86,136
COMMON SHARE DATA
Basic earnings per share	$2.10	$1.46	$2.07	$2.15	$1.92	$1.89	$1.98
Diluted earnings per share	2.09	1.45	2.05	2.13	1.90	1.87	1.96
Dividends per share	0.84	0.72	0.96	0.88	0.80	0.64	0.41
Book value per share (1)	27.30	25.14	25.28	21.87	20.92	19.85	18.15
Outstanding shares (basic)	56,951,029	49,514,818	51,429,366	44,511,774	45,184,091	44,615,060	43,566,681
Outstanding shares (diluted)	57,330,027	50,000,882	51,903,209	44,910,396	45,646,418	45,210,561	44,044,602
KEY OPERATING RATIOS
Return on average assets	1.30%	0.93%	0.98%	1.10%	1.02%	1.06%	1.16%
Return on average common equity	10.79	8.18	8.57	9.93	9.37	9.86	11.05
Interest rate spread	3.70	3.51	3.54	3.50	3.39	3.41	3.44
Net interest margin (2)	3.84	3.61	3.64	3.57	3.46	3.49	3.54
Average shareholders’ equity to average assets	12.02	11.36	11.45	11.04	10.87	10.77	10.49
Dividend payout ratio (3)	39.93	49.31	46.38	40.93	41.65	33.83	20.71
Efficiency ratio (4)	60.58	66.52	64.77	61.88	63.55	65.24	63.43
Allowance for loan losses to total loans	0.86	0.99	0.95	1.39	1.46	1.52	1.96
Non-performing loans to total loans (5)	0.78	1.06	0.95	1.40	1.37	1.32	2.22
Non-performing assets to total assets (6)	0.63	0.74	0.68	0.96	0.90	0.91	1.48
Allowance for loan losses to non-performing loans	110.84	93.02	99.40	99.52	106.71	114.58	88.28
Net charge-offs to average loans	0.09	0.19	0.23	0.20	0.08	0.10	0.21
CAPITAL RATIOS
Total risk-based capital ratio	12.76	12.76	12.76	15.13	15.36	16.15	16.75
Tier 1 risk-based capital ratio	12.01	11.90	11.93	13.89	13.99	14.52	14.93
Leverage ratio	9.73	8.71	8.86	10.11	10.12	9.61	10.08
Common equity tier 1 risk-based	11.15	11.02	11.04	12.65	12.69	13.08	13.31

(1)	Book value equals common shareholders’ equity per share.
(2)	Net interest margin is presented on a fully taxable equivalent basis.
(3)	Dividend payout ratio represents dividends per common share divided by basic earnings per common share.
(4)	Efficiency ratio represents non-interest expense less amortization of intangible assets, divided by the aggregate of net interest income and non-interest income.
(5)	Non-performing loans include non-accrual loans and loans past due 90 days or more and still accruing interest.
(6)	Non-performing assets include non-accrual loans, loans past due 90 days or more and still accruing interest and other real estate owned.

Selected Historical Financial Data of IIBK

	At or For the Nine Months Ended September 30,		At or For the Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$742,212	$686,267	$692,855	$618,794	$556,016	$530,358	$468,965
Cash and cash equivalents	126,340	63,953	69,109	22,175	10,917	35,503	9,581
Certificates of deposit held for investment, at cost	145,787	146,552	156,715	160,111	162,738	133,298	101,085
Investment securities	64,000	68,751	63,352	72,577	51,767	59,100	78,574
Net loans	355,918	354,871	354,830	313,788	280,581	255,691	230,631
Deposits	626,585	571,589	578,406	512,426	459,971	437,628	366,514
Total shareholders’ equity	72,492	66,870	65,968	64,079	63,927	59,493	54,339
OPERATING DATA
Net interest income	$19,415	$16,436	$22,567	$18,651	$17,203	$15,245	$14,597
Provision for loan losses	200	—	—	—	—	4	265
Noninterest income	5,323	5,520	7,489	7,229	6,184	5,611	5,963
Noninterest expense	17,170	16,598	22,534	20,965	19,899	18,045	18,292
Income tax expense (benefit)	1,807	1,978	4,468	779	(1,750)	(2,200)	(1,000)
Net income	5,561	3,380	3,054	4,136	5,238	5,007	3,003
Net income applicable to common shares	5,561	3,380	3,054	4,136	5,238	5,007	3,003
COMMON SHARE DATA
Basic earnings per share	$0.74	$0.44	$0.40	$0.52	$0.64	$0.61	$0.37
Diluted earnings per share	0.71	0.43	0.39	0.51	0.63	0.61	0.37
Dividends per share	—	—	—	—	—	—	—
Book value per share	9.37	8.85	8.78	8.39	7.88	7.26	6.64
Outstanding shares (basic)	7,544,251	7,604,568	7,587,992	7,936,267	8,174,902	8,185,495	8,181,109
Outstanding shares (diluted)	7,816,718	7,820,771	7,803,563	8,048,726	8,286,195	8,274,687	8,205,525
KEY OPERATING RATIOS
Return on average assets	1.06%	0.69%	0.46%	0.70%	0.95%	1.03%	0.65%
Return on average common equity	10.86	6.90	4.62	6.38	8.58	9.04	5.73
Interest rate spread	3.88	3.55	3.60	3.39	3.29	3.29	3.35
Net interest margin	3.97	3.63	3.67	3.45	3.37	3.43	3.49
Average shareholders’ equity to average assets	9.78	10.02	10.00	11.03	11.03	11.39	11.31
Dividend payout ratio	—	—	—	—	—	—	—
Efficiency ratio (2)	69.41	75.60	74.97	81.01	85.09	86.52	89.64
Allowance for loan losses to total loans	1.75	1.75	1.80	1.91	2.13	2.46	2.50
Nonperforming loans to total loans (3)	0.17	—	0.01	0.19	0.10	0.54	2.94
Nonperforming assets to total assets (4)	0.23	0.15	0.15	0.26	0.19	0.36	2.02
Allowance for loan losses to nonperforming loans	1,002.83	—	32,607.82	1,012.02	2,146.57	455.54	85.11
Net (recoveries) charge-offs to average loans	0.11	(0.05)	(0.11)	(0.00)	0.12	(0.21)	0.64
CAPITAL RATIOS
Total risk-based capital ratio	17.47	15.58	15.70	15.43	17.30	16.18	15.76
Tier 1 risk-based capital ratio	16.22	14.32	14.45	14.17	16.04	14.92	14.51
Leverage ratio	10.10	9.90	9.59	10.17	10.90	10.78	11.14
Common equity tier 1 risk-based	16.22	14.32	14.45	14.17	16.04	n/a	n/a

(1)	Book value equals common shareholders’ equity per share.
(2)	Efficiency ratio represents noninterest expense divided by the aggregate of net interest income and noninterest income.
(3)	Nonperforming loans include non-accrual loans and loans past due 90 days or more and still accruing interest.
(4)	Nonperforming assets include non-accrual loans, loans past due 90 days or more and still accruing interest and other real estate owned.

UNAUDITED COMPARATIVE PRO FORMA PER SHARE DATA

The following table shows information about First Interstate’s, IIBK’s and CMYF’s earnings per common share, dividends per share and book value per share, and similar information giving effect to the merger (which we refer to as “pro forma” information). In presenting the unaudited comparative pro forma information as of and for the periods shown, we assumed that First Interstate, IIBK and CMYF had been merged on the date indicated or at the beginning of the periods presented, as applicable.

The information listed as “per equivalent IIBK share” was obtained by multiplying the pro forma amounts by the exchange ratio of 0.50. First Interstate anticipates that the combined company will derive financial benefits from the merger that include the opportunity to earn more revenue. The unaudited pro forma combined information, while helpful in illustrating the financial characteristics of First Interstate following the mergers under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The unaudited pro forma combined information also does not necessarily reflect what the historical results of First Interstate would have been had our companies been combined during this period.

The information in the following table is based on, and should be read together with, the historical financial information that we have presented in or incorporated by reference in this document.

	First Interstate Historical	IIBK Historical	First Interstate/ IIBK Pro Forma Combined(1)(2)	CMYF Historical	First Interstate/ IIBK/ CMYF Pro Forma Combined(1)(3)	Per Equivalent IIBK Share(4)
Book value per share:
At September 30, 2018	$27.30	$9.37	$27.85	$11.38	$27.98	$13.99
At December 31, 2017	25.28	8.78	25.94	11.25	26.09	13.05
Cash dividends declared per share:
Nine months ended September 30, 2018	0.84	—	0.84	—	0.84	0.42
Year ended December 31, 2017	0.96	—	0.96	—	0.96	0.48
Basic earnings per share:
Nine months ended September 30, 2018	2.10	0.74	2.06	0.73	2.06	1.03
Year ended December 31, 2017	2.07	0.40	1.99	0.63	1.98	0.99
Diluted earnings per share:
Nine months ended September 30, 2018	2.09	0.71	2.05	0.68	2.05	1.02
Year ended December 31, 2017	2.05	0.39	1.97	0.61	1.97	0.98

(1)	Pro forma dividends per share represent First Interstate’s historical dividends per share.
(2)

The pro forma combined book value per share of First Interstate common stock is based upon the pro forma combined common shareholders’ equity for First Interstate and IIBK divided by total pro forma common shares of the combined entities.

(3)

The pro forma combined book value per share of First Interstate common stock is based upon the pro forma combined common shareholders’ equity for First Interstate, IIBK and CMYF divided by total pro forma common shares of the combined entities.

(4)	Represents the pro forma combined information multiplied by the exchange ratio.

SPECIAL MEETING OF IIBK SHAREHOLDERS

This document is being provided to holders of IIBK common stock as IIBK’s proxy statement in connection with the solicitation of proxies by and on behalf of its board of directors to be voted at the IIBK special meeting and at any adjournment or postponement of the IIBK special meeting. This document is also being provided to holders of IIBK common stock as First Interstate’s prospectus in connection with the issuance by First Interstate of its shares of Class  A common stock as consideration in the proposed merger.

Date, Time and Place of Meeting

The IIBK special meeting is scheduled to be held as follows:

Date: March 27, 2019

Time: 9:30 a.m., Pacific Time

Place: Corporate office of IIBK located at 1260 W. Riverstone Drive, Coeur d’Alene, Idaho

Purpose of the Meeting

At the IIBK special meeting, IIBK’s shareholders will be asked to:

•

Approve the merger agreement, pursuant to which IIBK will merge with and into First Interstate Bank, with First Interstate Bank surviving the merger, and each share of IIBK common stock outstanding immediately before the completion of the merger will be converted into the right to receive 0.50 shares of First Interstate Class A common stock.

•	Approve the IIBK adjournment proposal.

Who Can Vote at the Meeting

You are entitled to vote if the records of IIBK showed that you held shares of IIBK common stock as of the close of business on January 31, 2019, which is the record date for the IIBK special meeting. As of the close of business on the record date, 7,742,982 shares of IIBK common stock were outstanding. Each share of IIBK common stock has one vote on each matter presented to shareholders. If your shares are held in “street name” by your broker, bank or other nominee and you wish to vote in person at the IIBK special meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the IIBK special meeting.

Quorum; Vote Required

The IIBK special meeting will conduct business only if a majority of the outstanding shares of IIBK common stock is represented in person or by proxy at the meeting to constitute a quorum. If you submit valid proxy instructions or attend the meeting in person, your shares will be counted to determine whether there is a quorum, even if you abstain from voting. If you fail to provide voting instructions to your broker, bank or other nominee with respect to a proposal, that broker, bank or other nominee will not vote your shares with respect to that proposal.

Approval of the merger agreement requires the affirmative vote of at least a majority of the votes cast at a meeting at which a quorum consisting of at least a majority of the outstanding shares of IIBK common stock is present. Abstentions and broker non-votes will not affect the outcome of the vote to approve the merger agreement, as long as there is a quorum present at the special meeting.

Similarly, approval of the IIBK adjournment proposal requires that the votes cast in favor of the proposal exceed the votes cast against the proposal. The failure to vote in person or submit valid proxy instructions, broker non-votes and abstentions will have no effect on the voting on the proposal.

Shares Held by IIBK Officers and Directors and by First Interstate

As of January 31, 2019, directors and executive officers of IIBK beneficially owned 1,665,850 shares of IIBK common stock. This equals 21.51% of the outstanding shares of IIBK common stock as of the January 31, 2019. Each of the directors and certain executive officers of IIBK, solely in their individual capacity as an IIBK shareholder, have entered into a separate voting agreement with First Interstate and First Interstate Bank to vote the 1,444,540 shares of IIBK common stock owned by them (including stock options) in favor of the merger agreement. As of the January 31, 2019, neither First Interstate nor any of its subsidiaries, directors or executive officers owned any shares of IIBK common stock.

Voting and Revocability of Proxies

You may vote in person at the IIBK special meeting or by proxy. To ensure your representation at the IIBK special meeting, IIBK recommends that you vote by proxy even if you plan to attend the IIBK special meeting. You can change your vote at the special meeting.

If your shares are held in your name in IIBK’s shareholder records, which we refer to as a “shareholder of record,” you can vote your shares:

•	via internet at www.investorvote.com/IIBK;

•	via telephone by calling (800) 652-VOTE (8683);

•	by completing and mailing the proxy card that is enclosed; or

•	by voting in person at the special meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the internet or by telephone.

If your shares are held in “street name” by a broker, bank or other nominee, which we refer to as held in “street name,” then you must follow the instructions provided by your broker, bank or other nominee to vote your shares. Your broker, bank or other nominee may allow you to deliver your voting instructions via telephone or the internet. If your shares are held in “street name” and you wish to vote in person at the IIBK special meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the special meeting.

If you are a “shareholder of record” of IIBK common stock, voting instructions are included on the enclosed proxy card. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against or abstain with respect to each matter. If you are the “shareholder of record” of your shares of IIBK common stock and submit your proxy without specifying a voting instruction, your shares of IIBK common stock will be voted “FOR” the proposal to approve the merger agreement and “FOR” the IIBK adjournment proposal. If your shares are held in “street name” and you return an incomplete instruction card to your broker, bank or other nominee, that broker, bank or other nominee will not vote your shares with respect to any matter.

You may revoke your proxy at any time before it is voted at the special meeting by:

•	filing with the Corporate Secretary of IIBK a duly executed revocation of proxy;

•	submitting a new proxy with a later date;

•	voting again via the internet or by telephone not later than 1:00 a.m., Eastern Time, on March 27, 2019; or

•	voting in person at the special meeting.

If your shares are held in “street name,” you should contact your broker, bank or other nominee to change your vote.

Attendance at the IIBK special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

Idaho Independent Bank

1260 W. Riverstone Drive

Coeur d’Alene, Idaho 83814

Attention: Paul H. Montreuil, Corporate Secretary

Solicitation of Proxies

The directors, officers and employees of IIBK may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. IIBK will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

IIBK PROPOSAL NO. 1

APPROVAL OF THE MERGER AGREEMENT

At the IIBK special meeting, shareholders will consider and vote on a proposal to approve the merger agreement. Details about the merger agreement, including each party’s reasons for the merger, the effect of approval of the merger agreement and the timing of effectiveness of the merger, are discussed in the section entitled “Description of the Merger” beginning on page 27 of this document.

IIBK’s board of directors unanimously recommends

that IIBK shareholders vote “FOR”

approval of the merger agreement.

IIBK PROPOSAL NO. 2

ADJOURNMENT OF THE IIBK SPECIAL MEETING

If there are insufficient proxies at the time of the IIBK special meeting to approve the merger agreement, IIBK shareholders may be asked to vote on a proposal to adjourn the meeting to a later date to allow additional time to solicit additional proxies. IIBK’s board of directors does not currently intend to propose adjournment at the IIBK special meeting if there are sufficient votes to approve the merger agreement (Proposal No. 1).

IIBK’s board of directors unanimously recommends

that IIBK shareholders vote “FOR”

approval of the IIBK adjournment proposal.

DESCRIPTION OF THE MERGER

The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement. A copy of the merger agreement is attached as Annex A to this document and is incorporated by reference into this document. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

General

The merger agreement provides for the merger of IIBK with and into First Interstate Bank, with First Interstate Bank as the surviving entity.

Pending Acquisition of Community 1st Bank

On October 11, 2018, First Interstate and First Interstate Bank also entered into an agreement to acquire CMYF. Pursuant to the CMYF merger agreement, CMYF will merge with and into First Interstate Bank, with First Interstate Bank as the surviving entity. The CMYF Merger was approved by the boards of directors of each of First Interstate, First Interstate Bank and CMYF and is expected to close in the first half of 2019. Completion of the CMYF Merger is subject to customary closing conditions, including receipt of required regulatory approvals and approval of CMYF’s shareholders. The completion of the IIBK merger is not conditioned upon or subject to the completion of the CMYF Merger. Under the terms of the CMYF merger agreement, holders of CMYF common stock will receive 0.3784 shares of First Interstate Class A common stock for each share of CMYF common stock, which equates to an aggregate transaction value of approximately $21.0 million as of the date of the CMYF merger agreement.

At September 30, 2018, CMYF had total consolidated assets of approximately $133.1 million, total deposits of approximately $118.7 million, and total common shareholders’ equity of approximately $13.8 million.

For additional information on the CMYF Merger, including certain pro forma financial information, see “Unaudited Comparative Pro Forma Per Share Data.”

Consideration to be Received in the Merger

When the merger becomes effective, each share of IIBK common stock issued and outstanding immediately before completion of the merger will automatically be converted into the right to receive 0.50 shares of First Interstate Class A common stock, plus cash in lieu of any fractional share, without interest.

If First Interstate declares a stock dividend or distribution on shares of its common stock or subdivides, splits, reclassifies or combines the shares of First Interstate Class A common stock before the effective time of the merger, then the exchange ratio will be adjusted to provide IIBK shareholders with the same economic effect as contemplated by the merger agreement before any of these events.

IIBK’s shareholders will not receive fractional shares of First Interstate Class A common stock. Instead, IIBK’s shareholders will receive a cash payment for any fractional shares in an amount equal to the product of (1) the fraction of a share of First Interstate Class A common stock to which he, she or it is entitled multiplied by (2) the average closing sales price of First Interstate Class A common stock over the 20 consecutive trading days ending on and including the fifth day before the closing date of the merger.

Background of the Merger

As part of the ongoing consideration and evaluation of IIBK’s long-term prospects and strategies, IIBK’s board of directors and senior management regularly review and assess business strategies and objectives, including strategic opportunities and challenges and various strategic options that might be available to IIBK, all with the goal of enhancing value for IIBK shareholders. The strategic discussions have focused on a variety of factors, including: the growth opportunities and risks of IIBK continuing on a stand-alone basis; the risks, costs, and benefits associated with merging with another financial institution; the local and national economic environment; the business and regulatory environment facing financial institutions generally, and IIBK in particular; and consolidation in the financial services industry.

As part of this evaluation, the IIBK board of directors considered the merits of a sale, merging with another financial institution of similar size and complementary business, or staying independent. The challenges of remaining competitive in the current economic, regulatory, and interest rate environment, competition, and the impact of new technology on the banking industry and the costs and risks associated with such technological changes were also important considerations. In the months preceding the merger announcement, IIBK’s senior management had been invited to meet with the senior management of other banks, some of which were potential acquirers of IIBK. In June 2018, Jack Gustavel, IIBK’s Executive Chairman met with Kevin Riley, President and Chief Executive Officer of First Interstate. During that meeting, Mr. Riley indicated that First Interstate wanted to further expand in Idaho and might want to acquire IIBK. The meeting concluded, and Chairman Gustavel and Mr. Riley agreed to stay in contact.

On June 21, 2018, at a meeting of IIBK’s board of directors, representatives of Sandler O’Neill, the financial advisor for IIBK, presented an analysis of IIBK’s primary strategic alternatives of remaining independent versus merging with a larger financial institution. The analysis and discussion considered the impact on IIBK shareholder value along with the possible risks, benefits, and challenges of the alternatives. As part of the discussion, the IIBK board of directors reviewed the landscape of potential partners and discussed which ones might be the best fit strategically and have the strongest desire and capacity to maximize value for IIBK’s shareholders. Chairman Gustavel related various aspects of his meeting with Mr. Riley and reminded the board of directors of past meetings with potential acquirers of IIBK. There was considerable discussion, and at the end of the meeting, the IIBK board of directors requested that Sandler O’Neill follow with a further assessment of the execution risk and shareholder value proposition of pursuing a merger transaction with another financial institution. The following day, representatives of Sandler O’Neill provided IIBK’s senior management with the additional analysis. After further consideration, the IIBK board of directors determined that it would be prudent to better understand the value that could be realized by a merger and authorized management to work with Sandler O’Neill to pursue contacting a group of seven potential acquirers to determine if an attractive merger transaction might be achievable. Over the next two weeks, representatives of Sandler O’Neill and senior management prepared a package of confidential information that could be shared with interested acquirers following the signing of a nondisclosure agreement.

In early July 2018, Chairman Gustavel and Kurt Gustavel, IIBK President and Chief Executive Officer, directed Sandler O’Neill to contact seven prospective acquirers to determine if there was any interest in an acquisition of IIBK. Six of the seven expressed an interest in learning more about a potential acquisition and executed nondisclosure agreements in order to receive the confidential information. The nondisclosure agreements did not restrict IIBK from negotiating and/or entering into a definitive agreement with any other party at any time. The nondisclosure agreement with First Interstate was entered into on July 12, 2018. Four of the parties who entered into a nondisclosure agreement met with Chairman Gustavel and CEO Gustavel at different times over the next few weeks. One such meeting that included Chairman Gustavel and CEO Gustavel and Mr. Riley and Marcy Mutch, Executive Vice President and Chief Financial Officer of First Interstate took place on July 24, 2018. In that meeting, Mr. Riley verbally expressed First Interstate’s interest in pursuing an acquisition of IIBK in a 100% stock transaction with a fixed exchange ratio of 0.4750 First Interstate shares in exchange for each IIBK share. Based on First Interstate’s stock price at the time, the value of the transaction would have been approximately $20.50 per IIBK share.

There were other meetings throughout July and early August 2018. Following one such meeting, Party A expressed its desire to acquire IIBK and indicated a 100% stock deal structure with a preliminary range of values, subject to due diligence, the high end of which was valued at just under $21.00 per IIBK share at the time.

In early August 2018, two of the six potential acquirers who had signed the nondisclosure agreement indicated they could not, or would not, pursue a combination at the time. Four parties: First Interstate, Party A, Party B, and Party C expressed a desire to submit a non-binding indication of interest describing value and other principal terms on which they would pursue the acquisition of IIBK. Each of the parties was reminded that the primary goal of the IIBK board of directors was to maximize value for IIBK’s shareholders. Sandler O’Neill requested that the non-binding indications of interest be communicated verbally prior to the IIBK board of directors meeting scheduled for August 16, 2018. Prior to the August 16, 2018 meeting, non-binding indications of interest were received from First Interstate, Party A, Party B and Party C.

On August 16, 2018, IIBK held its board of directors meeting to review the four non-binding indications of interest and consider the proposed merger values as compared to the estimated value of IIBK on a stand-alone basis. Representatives of Sandler O’Neill described and compared the terms of the preliminary non-binding indications of interest. All four of the proposals were structured as all-stock transactions with a fixed exchange ratio. First Interstate increased its exchange ratio from 0.4750 to 0.50 First Interstate shares in exchange for each IIBK share, and at the meeting, that value was equal to $22.28 per IIBK share, the highest value of the four. Party A increased the low and high end of their indication of interest, subject to due diligence, the high end of which was valued at just under $21.50 per IIBK share at the time of the meeting. The value of the Party B indication was just over $21.50 per IIBK share at the time of the meeting with the possibility of an increase or decrease based upon the outcome of third-party valuations of IIBK’s owned facilities. Party C indicated a high and low range of value, subject to due diligence, the high end of which was valued at just under $21.00 a share at the time of the meeting.

It was noted that all four parties anticipated employing CEO Gustavel in comparable management roles to assist with integration following a combination, and two of the parties contemplated one or more current representatives from the IIBK board of directors joining their board of directors. Under all four of the indications of interest, existing employment agreements and retirement plans with IIBK’s management would be honored, including applicable change-in-control provisions. Also, eligible IIBK employees would receive severance payments and/or retention bonuses depending upon whether or not they would remain employed following consummation of a transaction. The IIBK board of directors evaluated other social considerations, including anticipated impact on IIBK employees, customers, and the communities served by IIBK, and whether or not, IIBK would continue as a subsidiary or regional division under each of the proposals. The IIBK board of directors also considered the four parties’ prior experience at integrating other acquisitions. In addition, Witherspoon Kelley, outside legal counsel to IIBK, reviewed with the board of directors their fiduciary duties to IIBK and its shareholders.

Representatives of Sandler O’Neill and IIBK’s senior management then reviewed with the IIBK board of directors the financial analyses that had been performed on the four parties, including multiple financial comparisons, past financial performance, stock valuations, performance history and trading liquidity, history of paying cash dividends, the estimates and recommendations of institutional research analysts, and the expected pro forma impact to the financial position of each party. It was noted that each party was in good financial position with ample capital, core deposit funding, good credit quality, and strong profitability. In addition, each party had a track record of successfully completing merger transactions. Representatives of Sandler O’Neill also reviewed publicly available analyst estimates of future valuations for each of the potential buyer’s stock prices. It was noted that First Interstate had an excellent performance history, even through the recent financial downturn. First Interstate was also noted to have an exceptional history of paying cash dividends, and its stock price was expected to have a good future value based on the projections of the institutional research analysts.

The IIBK board of directors then engaged in a lengthy discussion about the relative merits and risks of a transaction with each party, the cultural and reputational issues associated with a potential merger, the potential impacts on employees, customers and the communities IIBK serves, and whether IIBK could achieve the same value for shareholders by remaining independent. It was evident to the board of directors that the non-binding indications of interest represented a significant premium to IIBK’s then current market price, tangible book value per share, earnings per share, and in most cases, could be expected to provide a better return to shareholders when compared to IIB as a standalone institution. In addition, under all of the non-binding indications of interest, IIBK shareholders would benefit from better stock trading liquidity in varying degrees.

After further discussion related to the merits of each of the four non-binding indications of interest and a determination that the First Interstate indication of interest was the most favorable to IIBK and its shareholders, the IIBK board of directors unanimously authorized and instructed Chairman Gustavel and CEO Gustavel to proceed with negotiating and executing a non-binding letter of intent with First Interstate and to take such actions as they deemed necessary and appropriate to further discussions on a confidential basis. Following the meeting, IIBK requested that First Interstate provide IIBK with a written indication of interest confirming the terms that had been verbally communicated. Party A, Party B, and Party C were contacted and informed that their non-binding indications of interest were inadequate.

On August 17, 2018, First Interstate provided IIBK with a written indication of interest and exclusivity agreement. Also on August 17, 2018, Party A advised Sandler O’Neill of its intent to submit a revised indication of interest, and later that day, it submitted a written indication of interest that included an increased per share value for IIBK.

On August 21, 2018, IIBK board of directors held a special meeting to review the non-binding indications of interest from First Interstate and Party A. The First Interstate non-binding indication of interest provided for 100% stock consideration based on a fixed exchange ratio of 0.50 shares of First Interstate common stock for each share of IIBK common stock. As of the meeting, the First Interstate indication of interest resulted in an implied price of $22.70 per IIBK share or aggregate merger consideration of $180.0 million. The non-binding indication of interest from Party A provided for 100% stock consideration with a fixed exchange ratio resulting in an implied value at the time of the meeting of $22.21 per IIBK share, or aggregate merger consideration of $176.1 million. Representatives of Sandler O’Neill described and compared the terms of the two non-binding indications of interest and reviewed the financial and non-financial terms of each, noting that although Party A had increased its offer, the implied purchase price was still less than that of First Interstate. Representatives of Sandler O’Neill also noted that the indication of interest from Party A was subject to downward adjustment under certain conditions. The IIBK board of directors then reviewed a side-by-side comparison of the aggregate purchase price to be paid, structure of each transaction, treatment of outstanding stock options, conditions to closing, financial tests, contingencies, termination fee, price protection, anticipated closing dates, and social issues contained in the two non-binding indications of interest. The IIBK board of directors also reviewed the pro forma financial impacts to First Interstate and to Party A.

IIBK’s senior management then provided the board of directors with its analysis of the two non-binding indications of interest, noting that First Interstate continued to offer the highest value for IIBK’s shareholders, did not include financial tests as closing conditions, and was superior in several other respects, including more generous severance terms for IIBK employees that would be terminated following the consummation of a transaction.

Then, the IIBK board of directors and its advisors evaluated and discussed the information presented, including: the value of each offer; the current prices, anticipated future prices, and liquidity of their respective shares; their dividend payment history and expectations; their integration history and potential execution risk; their anticipated speed of closing a transaction with IIBK; the likelihood of either candidate being acquired by a third-party in the foreseeable future; the expected impact to customers, employees, vendors and others; the proposed employee severance and retention packages; and the continued role of IIBK management in a combined institution.

Following this discussion about the merits of the two indications of interest and a determination that the First Interstate proposal was the most favorable to IIBK and its shareholders, the board of directors authorized Chairman Gustavel, or alternatively, CEO Gustavel, to execute the First Interstate non-binding indication of interest, subject to the satisfactory resolution of certain open points of negotiation, and concurrently, enter into a period of exclusivity with First Interstate for 50 days.

On August 22, 2018, First Interstate and IIBK entered into a non-binding indication of interest and exclusivity agreement. Subsequent to executing the non-binding indication of interest, both First Interstate and IIBK organized and reviewed the remaining due diligence to be completed.

On September 6, 2018, Sandler O’Neill and IIBK executed an engagement agreement for Sandler O’Neill to provide financial advisory and investment banking services to IIBK. Sandler O’Neill also agreed to provide the IIBK board of directors with a fairness opinion.

On September 13, 2018, IIBK received a draft version of the definitive merger agreement from First Interstate, and the parties began negotiating the terms of the merger agreement with the assistance of their respective legal and financial advisors.

On September 17, 2018, IIBK held a board of directors meeting to review with management and its legal and financial advisors the terms of the definitive merger agreement and ancillary agreements to consider the implications of such agreements for IIBK and its shareholders and to identify various terms that remained subject to negotiation. Also on this date, First Interstate delivered to IIBK documents for IIBK to review as part of its reverse due diligence.

On October 3, 2018, IIBK management, together with its legal and financial advisors, held a teleconference with Mr. Riley, Ms. Mutch and First Interstate’s general counsel to review and discuss the reverse due diligence conducted by IIBK on First Interstate.

On October 5, 2018, IIBK held a board of directors meeting to be updated on the negotiations and review with IIBK’s legal and financial advisors the changes made to the terms of the definitive merger agreement and ancillary agreements and the status of the reverse due diligence conducted by IIBK on First Interstate. Witherspoon Kelley reviewed the draft merger agreement and addressed questions from the board members. Following the meeting, the board of directors instructed IIBK management, Witherspoon Kelley, and representatives of Sandler O’Neill to finalize the remaining open items in the merger agreement and ancillary agreements.

On October 10, 2018, First Interstate’s board of directors held a meeting at which representatives of First Interstate’s senior management were present and representatives from its financial advisor, Piper Jaffray & Co., which we refer to as “Piper,” and its legal counsel, Luse Gorman, PC, were present via telephone. Representatives of Piper reviewed the financial aspects of the transaction and the financial analysis supporting its fairness opinion. After discussion among First Interstate’s board of directors and its advisors, representatives of Piper delivered its opinion, dated October 10, 2018, to First Interstate’s board of directors to the effect that, as of such date and based on and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be paid to the IIBK shareholders by First Interstate in the proposed merger was fair to First Interstate from a financial point of view. First Interstate’s board of directors was updated on the results of the completion of the legal and business due diligence review of IIBK. A representative of Luse Gorman reviewed in detail the terms of the merger agreement. After further discussion, First Interstate’s board of directors unanimously approved the merger agreement.

On October 11, 2018, IIBK held a board of directors meeting at which the board of directors reviewed with its legal and financial advisors the final form of the merger agreement and ancillary agreements. Further, Sandler O’Neill rendered its opinion to the board of directors at this meeting, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill as set forth in such opinion, that the exchange ratio to be paid to the IIBK common shareholders in the transaction was fair from a financial point of view to such common shareholders. Following discussion of the relative benefits of the proposed transaction with First Interstate to IIBK shareholders, employees and customers, the board of directors voted to approve the merger agreement. Later that day, First Interstate and IIBK entered into the merger agreement and issued a joint press release announcing the transaction. The parties to the non-competition and solicitation agreements and voting agreements also entered into non-competition and solicitation agreements and voting agreements.

IIBK’s Reasons for the Merger and Recommendation of the Board of Directors

The IIBK board of directors believes the merger is in the best interests of the IIBK shareholders. After careful consideration, the IIBK board of directors unanimously approved the merger agreement at a meeting held on October 11, 2018 and recommends that IIBK shareholders vote “FOR” approval of the merger agreement and “FOR” the adjournment of the meeting to a later date or dates to permit further solicitation of proxies, if necessary.

In reaching its determination to unanimously approve the merger agreement, the IIBK board of directors consulted with IIBK’s management, Sandler O’Neill and Witherspoon Kelley and considered a number of factors. Following is a description of each of the material factors that the IIBK board of directors believes favor the merger:

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the IIBK board of directors assessment, based in part on presentations by Sandler O’Neill and its management and the results of the due diligence investigation of First Interstate conducted by IIBK’s management and financial and legal advisors, of the business, financial performance, operations, capital level, asset quality, management, financial condition, competitive position and stock performance of First Interstate on an historical and a prospective basis, and of the combined company on a pro forma basis, including anticipated cost savings;

•	the IIBK board of directors’ knowledge of IIBK’s business, operations, financial condition, earnings, asset quality and prospects;

•	the financial and growth prospects for IIBK and its shareholders of a business combination with First Interstate as compared to continuing to operate as a stand-alone entity;

•

the information presented by Sandler O’Neill to the IIBK board of directors with respect to the financial aspects of the merger and the opinion of Sandler O’Neill to the effect that, as of the date of that opinion, the exchange ratio to be paid to the IIBK common shareholders in the transaction was fair from a financial point of view to such common shareholders (see “Description of the Merger—Opinion of IIBK’s Financial Advisor”);

•	the dividend payment history of First Interstate and possible dividend payments following the merger;

•

the benefits to IIBK and its customers of operating as part of a larger organization, including enhancements in products and services, expanded network of branch locations, higher lending limits, and greater financial resources;

•

the IIBK board of directors’ belief that the two companies share a common vision of the importance of customer service and local decision-making and that management and employees of IIBK and First Interstate possess complementary skills and expertise;

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the current and prospective economic and competitive environment facing the financial services industry generally, and IIBK in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on smaller financial institutions such as IIBK;

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First Interstate’s interest in expanding its retail, commercial, mortgage, and commercial real estate banking operations in IIBK’s market areas, and the complementary market areas, banking philosophy, and the employee and community focus of both IIBK and First Interstate;

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First Interstate’s historical record and commitment with respect to the communities and employees of the companies it has acquired and its belief that IIBK is a high quality financial services company with a compatible business culture and shared approach to customer service and increasing shareholder value;

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the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and being able to capitalize on technological developments, which significantly impact industry competitive conditions;

•

the greater market capitalization and trading liquidity of First Interstate common stock if IIBK shareholders desire to sell the shares of First Interstate common stock to be received by them following completion of the merger;

•	the expected social and economic impact of the merger on the constituencies served by IIBK, including its borrowers, customers, depositors, employees, suppliers, and communities;

•	the employee and severance benefits to be provided to IIBK employees and career opportunities in a larger organization;

•	that IIBK’s shareholders will be able to exchange their shares in a tax-free transaction; and

•	the IIBK board of directors’ assessment with the assistance of counsel concerning the expected likelihood that First Interstate would obtain all regulatory approvals required for the merger.

In the course of its deliberations regarding the merger, the IIBK board of directors also considered the following information that the IIBK board of directors determined did not outweigh the benefits to IIBK and its shareholders expected to be generated by the merger:

•	the potential risk of diverting management attention and resources from the operation of IIBK’s business and towards the completion of the merger;

•

the restrictions on the conduct of IIBK’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent IIBK from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of IIBK absent the pending merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating IIBK’s business, operations and workforce with those of First Interstate;

•	the transaction costs;

•

that the interests of certain of IIBK’s directors and executive officers may be different from, or in addition to, the interests of IIBK’s other shareholders as described under the heading “—Interests of Certain Persons in the Merger that are Different from Yours;”

•

that, while IIBK expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risk that necessary regulatory or shareholder approvals might not be obtained and, as a result, the merger may not be consummated;

•	the risk of potential employee attrition and/or adverse effects on IIBK’s business and customer relationships as a result of the pending merger;

•

that: (1) IIBK would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement; and (2) IIBK would be obligated to pay to First Interstate a termination fee of $6.8 million if the merger agreement is terminated under certain circumstances, all of which may discourage other parties potentially interested in a strategic transaction with IIBK from pursuing such a transaction; and

•	the other risks described under “Risk Factors” beginning on page 15.

The above discussion of the information and factors considered by the IIBK board of directors is not intended to be exhaustive, but includes the material factors the board of directors considered. In reaching its determination to approve and recommend the acquisition, the board of directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. The IIBK board of directors also did not undertake to make any specific determination as to whether any factor was decisive in reaching its ultimate determination. The IIBK board of directors instead based its recommendation on the totality of the information presented.

In considering the recommendation of the IIBK board of directors with respect to the proposal to adopt and approve the merger agreement, IIBK shareholders should be aware that IIBK’s directors and executive officers have interests in the merger that may be different from, or in addition to, those of other IIBK shareholders. The board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger and in recommending that the merger agreement be approved by IIBK’s shareholders. See “—Interests of Certain Persons in the Merger that are Different from Yours.”

In the course of its deliberations with respect to the merger, the IIBK board of directors discussed the anticipated impact of the merger on IIBK, its shareholders, and its various other constituencies, and determined that the benefits to IIBK and its constituencies expected to result from the merger would likely outweigh any disadvantages identified during the board of directors’ deliberations.

For the reasons set forth above, the IIBK board of directors determined that the merger, the merger agreement, and the transactions contemplated by the merger agreement are advisable and in the best interests of IIBK’s shareholders, and approved the merger agreement. The IIBK board of directors unanimously recommends that the IIBK shareholders vote “FOR” the approval of the merger agreement and “FOR” the IIBK adjournment proposal.

This summary of the reasoning of the IIBK board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement About Forward-Looking Statements.”

Opinion of IIBK’s Financial Advisor

IIBK retained Sandler O’Neill to act as an independent financial advisor to IIBK’s board of directors in connection with IIBK’s consideration of a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as an independent financial advisor in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the October 11, 2018 meeting at which IIBK’s board of directors considered and discussed the terms of the merger agreement and the merger, Sandler O’Neill delivered to IIBK’s board of directors its oral opinion, which was subsequently confirmed in writing, to the effect that, as of October 11, 2018, the exchange ratio provided for in the merger agreement was fair to the holders of IIBK common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of IIBK common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to IIBK’s board of directors in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of IIBK as to how any such shareholders should vote at any meeting of shareholders called to consider and vote upon the approval of the merger agreement and the merger. Sandler O’Neill’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of IIBK common stock and does not address the underlying business decision of IIBK to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for IIBK or the effect of any other transaction in which IIBK might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of IIBK or First Interstate, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder, including the consideration to be received by the holders of IIBK common stock. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee. In connection with its opinion, Sandler O’Neill reviewed and considered, among other things:

•	a draft of the Agreement, dated October 11, 2018;

•	certain publicly available financial statements and other historical financial information of IIBK that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of First Interstate and First Interstate Bank that Sandler O’Neill deemed relevant;

•

certain internal financial projections for IIBK for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of IIBK, as well as an estimated dividend payout ratio for the years ending December 31, 2018 through December 31, 2022, as directed by the senior management of IIBK;

•

publicly available mean analyst net income estimates for First Interstate for the years ending December 31, 2018 through December 31, 2020, as well as an estimated long-term net income growth rate for the years thereafter and estimated annual dividends per share for the years ending December 31, 2018 through December 31, 2022, as directed by the senior management of First Interstate;

•

the pro forma financial impact of the merger on First Interstate based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of First Interstate (collectively, the “Pro Forma Assumptions”);

•

the publicly reported historical price and trading activity for IIBK common stock and First Interstate common stock, including a comparison of certain stock market information for IIBK common stock and First Interstate common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for IIBK and First Interstate with similar financial institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the banking industry (on a nationwide basis), to the extent publicly available;

•

the current market environment generally and the banking environment in particular; and such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of IIBK the business, financial condition, results of operations and prospects of IIBK and held similar discussions with certain members of the management of First Interstate regarding the business, financial condition, results of operations and prospects of First Interstate.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by IIBK or First Interstate or their respective representatives, or that was otherwise reviewed by Sandler O’Neill, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill relied on the assurances of the respective managements of IIBK and First Interstate that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness of such information. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of IIBK or First Interstate or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of IIBK or First Interstate. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of IIBK or First Interstate, or of the combined entity after the merger, and Sandler O’Neill did not review any individual credit files relating to IIBK or First Interstate. Sandler O’Neill assumed, with the consent of IIBK, that the respective allowances for loan losses for both IIBK and First Interstate were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for IIBK for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of IIBK, as well as an estimated dividend payout ratio for the years ending December 31, 2018 through December 31, 2022, as directed by the senior management of IIBK. In addition, Sandler O’Neill used publicly available mean analyst net income estimates for First Interstate for the years ending December 31, 2018 through December 31, 2020, as well as an estimated long-term net income growth rate for the years thereafter and estimated annual dividends per share for the years ending December 31, 2018 through December 31, 2022, as directed by the senior management of First Interstate. Sandler O’Neill also received and used in its pro forma analyses the Pro Forma Assumptions, as provided by the senior management of First Interstate. With respect to the foregoing information, the respective senior managements of IIBK and First Interstate confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of IIBK and First Interstate, respectively, and the other matters covered thereby, and Sandler O’Neill assumed that the future financial performance reflected in such information would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of IIBK or First Interstate since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that IIBK and First Interstate would remain as going concerns for all periods relevant to Sandler O’Neill’s analyses.

Sandler O’Neill also assumed, with IIBK’s consent, that (1) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (2) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on IIBK, First Interstate, the merger or any related transactions, and (3) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with the consent of IIBK, Sandler O’Neill relied upon the advice that IIBK received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Sandler O’Neill expressed no opinion as to any such matters.

Sandler O’Neill’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date thereof. Events occurring after the date thereof could materially affect Sandler O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the trading value of IIBK common stock or First Interstate common stock at any time or what the value of First Interstate common stock will be once it is actually received by the holders of IIBK common stock.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to IIBK’s board of directors, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to IIBK or First Interstate and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of IIBK and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the exchange ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of IIBK, First Interstate and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to IIBK’s board of directors at its October 11, 2018 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of IIBK common stock or the prices at which IIBK common stock or First Interstate common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by IIBK’s board of directors in making its determination to approve the merger agreement and should not be viewed as determinative of the exchange ratio or the decision of IIBK’s board of directors or management with respect to the fairness of the merger. The type and amount of consideration payable in the merger were determined through negotiation between IIBK and First Interstate.

Summary of Exchange Ratio and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed merger. Subject to certain adjustments and termination provisions, as more fully described in the merger agreement, at the effective time, each share of IIBK common stock issued and outstanding prior to the effective time, except for certain shares of IIBK common stock as specified in the merger agreement, will be converted into the right to receive 0.50 shares of the Class A common stock of First Interstate. Based on the closing price of First Interstate common stock on October 10, 2018 of $45.90, Sandler O’Neill calculated an implied transaction price per share of IIBK common stock of $22.95 and an aggregate implied transaction value of approximately $183.1 million in exchange for all IIBK common stock and options issued and outstanding as of October 10, 2018. Based upon historical financial information for IIBK as of or for the period ended September 30, 2018, Sandler O’Neill calculated the following implied transaction metrics.

Transaction Price / Last Twelve Months Earnings Per Share of IIBK:	34.3x

Transaction Price / Year-to-Date Annualized Earnings Per Share of IIBK:	24.2x

Transaction Price / Book Value Per Share of IIBK	245%

Transaction Price / Tangible Book Value Per Share of IIBK	245%

Tangible Book Premium / Core Deposits (1)(2)	18.4%

Tangible Book Premium / Core Deposits (1)(3)	18.3%

Market Premium (4)	57%

(1)	Based on regulatory filings; assumes percentage of core deposits from June 30, 2018 financials applied to September 30, 2018 total deposits
(2)	Core deposits calculated as total deposits less CD’s greater than $100,000 and brokered deposits
(3)	Core deposits calculated as total deposits less CD’s greater than $250,000 and brokered deposits
(4)	As of October 10, 2018

IIBK Comparable Company Analyses. Sandler O’Neill used publicly available information as of June 30, 2018 and information provided by IIBK senior management as of September 30, 2018, to compare selected financial information for IIBK with a group of banks selected by Sandler O’Neill (the “IIBK Peer Group”). The IIBK Peer Group consisted of publicly-traded banks headquartered in the western region of the United States with total assets between $500 million and $1 billion, excluding announced merger targets. The IIBK Peer Group consisted of the following companies:

1st Capital Bank	OP Bancorp
American River Bankshares	Pacific Enterprise Bancorp
American Riviera Bank	Pacific Financial Corporation
Avidbank Holdings, Inc.	Plumas Bancorp
Baker Boyer Bancorp	Presidio Bank
Bank of Southern California, National Association	Private Bancorp of America, Inc.
California BanCorp	Santa Cruz County Bank
Citizens Bancorp	Seacoast Commerce Banc Holdings
Coastal Financial Corporation	Sound Financial Bancorp, Inc.
CommerceWest Bank	State Bank Corp.
Community West Bancshares	Summit State Bank
Eagle Bancorp Montana, Inc.	Suncrest Bank
First Choice Bancorp	United Security Bancshares
Mission Bancorp	Valley Republic Bancorp

The analysis compared financial information as of September 30, 2018 for IIBK, as provided by IIBK senior management, with the corresponding publicly available data for the IIBK Peer Group as of June 30, 2018 with pricing data as of October 10, 2018. The table below sets forth the data for IIBK and the high, low, mean and median data for the IIBK Peer Group.

			IIBK Peer Group
	IIBK		High	Low	Mean	Median
Total Assets (in millions)	$742		$998	$509	$748	$736
Market Value (in millions)	$110		$306	$68	$135	$130
Price/Tangible Book Value	156%		268%	128%	180%	171%
Price/YTDA Earnings Per Share	15.5x		32.5x	9.7x	16.3x	15.2x
Current Dividend Yield	—%		4.5%	—%	1.2%	0.9%
One-Year Stock Price Change	35.1%		81.9%	(6.1%)	22.8%	15.4%

YTD Efficiency Ratio	69.4%		83.6%	47.2%	63.6%	62.1%
YTD Net Interest Margin	3.97%		5.67%	3.30%	4.18%	4.21%
YTD Return on Average Assets	1.06%		2.09%	0.46%	1.14%	1.08%

Tangible Common Equity/Tangible Assets (1)	9.8%		14.5%	7.8%	9.8%	9.5%
CRE Concentration Ratio (1)	199	%(2)	410%	129%	275%	268%
Loans/Deposits (1)	59%		110%	51%	87%	90%
Non-performing Assets/Total Assets (1)	0.26	%(2)	2.53%	0.00%	0.44%	0.24%

(1)	Bank-level financials used where holding company information not available
(2)	Ratios as of June 30, 2018

IIBK Stock Trading History. Sandler O’Neill reviewed the historical stock price performance of IIBK common stock for the one-year and three-year periods ended October 10, 2018. Sandler O’Neill then compared the relationship between the stock price performance of IIBK’s common stock to movements in the IIBK Peer Group as well as certain stock indices.

IIBK One-Year Stock Price Performance

	Beginning October 10, 2017	Ending October 10, 2018
IIBK	100.0%	135.1%
IIBK Peer Group	100.0%	115.4%
NASDAQ Bank	100.0%	101.1%
SNL U.S. Bank $500M-$1B	100.0%	113.0%
S&P 500	100.0%	109.2%

IIBK Three-Year Stock Price Performance

	Beginning October 10, 2015	Ending October 10, 2018
IIBK	100.0%	175.3%
IIBK Peer Group	100.0%	181.8%
NASDAQ Bank	100.0%	142.4%
SNL U.S. Bank $500M-$1B	100.0%	180.9%
S&P 500	100.0%	138.3%

IIBK Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of IIBK common stock assuming IIBK performed in accordance with internal financial projections for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of IIBK and an estimated dividend payout ratio for the years ending December 31, 2018 through December 31, 2022, as directed by the senior management of IIBK. To approximate the terminal value of a share of IIBK common stock at December 31, 2022, Sandler O’Neill applied price to 2022 earnings per share multiples ranging from 12.0x to 22.0x and price to December 31, 2022 tangible book value per share multiples ranging from 140% to 240%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of IIBK common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of IIBK common stock of $13.52 to $28.93 when applying multiples of earnings per share and $11.73 to $23.28 when applying multiples of tangible book value per share.

	Earnings Per Share Multiples
Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
9.0%	$16.80	$19.22	$21.65	$24.08	$26.51	$28.93
10.0%	$16.18	$18.52	$20.85	$23.19	$25.52	$27.86
11.0%	$15.60	$17.85	$20.09	$22.34	$24.59	$26.84
12.0%	$15.04	$17.21	$19.37	$21.53	$23.70	$25.86
13.0%	$14.51	$16.59	$18.68	$20.76	$22.84	$24.93
14.0%	$14.00	$16.01	$18.02	$20.02	$22.03	$24.03
15.0%	$13.52	$15.45	$17.38	$19.32	$21.25	$23.18

	Tangible Book Value Per Share Multiples
Discount Rate	140%	160%	180%	200%	220%	240%
9.0%	$14.54	$16.29	$18.04	$19.78	$21.53	$23.28
10.0%	$14.02	$15.70	$17.38	$19.06	$20.74	$22.42
11.0%	$13.52	$15.14	$16.75	$18.37	$19.98	$21.60
12.0%	$13.04	$14.60	$16.15	$17.71	$19.26	$20.82
13.0%	$12.58	$14.08	$15.58	$17.08	$18.58	$20.08
14.0%	$12.15	$13.59	$15.03	$16.48	$17.92	$19.36
15.0%	$11.73	$13.12	$14.51	$15.90	$17.29	$18.68

Sandler O’Neill also considered and discussed with the IIBK board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to projected net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming IIBK’s net income varied from 15% above projections to 15% below projections. This analysis resulted in the following range of per share values for IIBK common stock, applying the price to 2022 earnings per share multiples range of 12.0x to 22.0x referred to above and a discount rate of 12.68%.

	Earnings Per Share Multiples
Variance to Net Income Projection	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
(15.0%)	$12.78	$14.57	$16.37	$18.16	$19.95	$21.74
(10.0%)	$13.41	$15.31	$17.21	$19.11	$21.00	$22.90
(5.0%)	$14.05	$16.05	$18.05	$20.05	$22.06	$24.06
0.0%	$14.68	$16.79	$18.90	$21.00	$23.11	$25.22
5.0%	$15.31	$17.53	$19.74	$21.95	$24.17	$26.38
10.0%	$15.94	$18.26	$20.58	$22.90	$25.22	$27.54
15.0%	$16.58	$19.00	$21.42	$23.85	$26.27	$28.70

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a group of merger and acquisition transactions involving U.S. banks (the “Nationwide Precedent Transactions”). The Nationwide Precedent Transactions group consisted of bank transactions announced between January 1, 2018 and October 10, 2018 with disclosed deal values and target assets at the time of announcement between $500 million and $1 billion.

The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
American National Bankshares, Inc. (VA)	HomeTown Bankshares Corporation (VA)
Park National Corporation (OH)	CAB Financial Corporation (SC)
Banner Corporation (WA)	Skagit Bancorp, Inc. (WA)
ConnectOne Bancorp, Inc. (NJ)	Greater Hudson Bank (NY)
Northwest Bancshares, Inc. (PA)	Donegal Financial Services Corp. (PA)
Seacoast Banking Corporation of Florida (FL)	First Green Bancorp, Inc. (FL)
German American Bancorp, Inc. (IN)	First Security, Inc. (KY)
Stifel Financial Corp. (MO)	Business Bancshares, Inc. (MO)
First Interstate BancSystem, Inc. (MT)	Northwest Bancorporation, Inc. (WA)
Private Investor – Gaylon Lawrence Jr. (-)	Volunteer State Bancshares, Inc. (TN)
National Commerce Corporation (AL)	Landmark Bancshares, Inc. (GA)
RBB Bancorp (CA)	First American International Corp. (NY)
BancorpSouth Bank (MS)	Icon Capital Corporation (TX)
QCR Holdings, Inc. (IL)	Springfield Bancshares, Inc. (MO)
Triumph Bancorp, Inc. (TX)	First Bancorp of Durango, Inc. (IL)
HarborOne Bancorp, Inc. (MHC) (MA)	Coastway Bancorp, Inc. (RI)
Civista Bancshares, Inc. (OH)	United Community Bancorp (IN)
First Choice Bancorp (CA)	Pacific Commerce Bancorp (CA)
Mechanics Bank (CA)	Learner Financial Corporation (CA)
Mid Penn Bancorp, Inc. (PA)	First Priority Financial Corp. (PA)

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to LTM earnings per share, transaction price to tangible book value per share and tangible book value premium to core deposits. Sandler O’Neill compared the indicated transaction multiples for the merger to the high, low, mean and median multiples of the Nationwide Precedent Transactions group.

		Nationwide Precedent Transactions
	IIBK/First Interstate	High	Low	Mean	Median
Transaction Price / LTM Earnings Per Share:	34.3x	44.1x	16.0x	28.4x	28.0x

Transaction Price / Tangible Book Value Per Share:	245%	240%	135%	188%	182%

Tangible Book Value Premium to Core Deposits:	18.4%(1), 18.3%(2)	20.3%	5.7%	12.9%	13.1%

(1)	Core deposits defined as total deposits less time deposits greater than $100,000; assumes percentage of core deposits from June 30, 2018 financials applied to September 30, 2018 total deposits
(2)	Core deposits defined as total deposits less time deposits greater than $250,000; assumes percentage of core deposits from June 30, 2018 financials applied to September 30, 2018 total deposits

First Interstate Comparable Company Analyses. Sandler O’Neill used publicly available information as of June 30, 2018 to compare selected financial information for First Interstate with a group of banks selected by Sandler O’Neill (the “First Interstate Peer Group”). The First Interstate Peer Group consisted of major exchange-traded banks with total assets between $10 billion and $15 billion, excluding announced merger targets and excluding First BanCorp. due to elevated non-performing assets / total assets. The First Interstate Peer Group consisted of the following companies:

Ameris Bancorp	Heartland Financial USA, Inc.
Banc of California, Inc.	Hilltop Holdings Inc.
Banner Corporation	Home BancShares, Inc.
Berkshire Hills Bancorp, Inc.	Hope Bancorp, Inc.
Cadence Bancorporation	Independent Bank Group, Inc.
CenterState Bank Corporation	International Bancshares Corporation
Columbia Banking System, Inc.	Renasant Corporation
Community Bank System, Inc.	South State Corporation
Customers Bancorp, Inc.	TowneBank
First Financial Bancorp.	Trustmark Corporation
First Midwest Bancorp, Inc.	Union Bankshares Corporation
Glacier Bancorp, Inc.	United Community Banks, Inc.
Great Western Bancorp, Inc.	WesBanco, Inc.

The analysis compared publicly available financial information for First Interstate as of or for the period ended June 30, 2018 with the corresponding publicly available data for the First Interstate Peer Group as of June 30, 2018 with pricing data as of October 10, 2018. The table below sets forth the data for First Interstate and the high, low, mean and median data for the First Interstate Peer Group.

		First Interstate Peer Group
	First Interstate	High	Low	Mean	Median
Total Assets (in millions)	$12,236	$14,924	$10,017	$12,127	$11,900
Market Value (in millions)	$2,781	$3,794	$737	$2,364	$2,314
Price/Tangible Book Value	278%	353%	105%	223%	231%
Price/Estimated 2018 Earnings Per Share	15.6x	28.4x	8.7x	14.8x	14.2x
Price/Estimated 2019 Earnings Per Share	14.0x	19.0x	7.5x	13.0x	13.0x
Price/YTDA Earnings Per Share	16.5x	37.3x	9.0x	16.9x	16.5x
Current Dividend Yield	2.4%	3.5%	0.0%	2.0%	2.2%
One-Year Stock Price Change	18.1%	16.1%	(29.6%)	(2.1%)	0.2%

YTD Efficiency Ratio	59%	88%	37%	57%	56%
YTD Net Interest Margin	3.78%	4.43%	2.63%	3.81%	3.82%
YTD Return on Average Assets	1.29%	2.09%	0.46%	1.23%	1.24%

Tangible Common Equity/Tangible Assets	8.2%	13.6%	6.3%	9.1%	9.0%
CRE Concentration Ratio	185%	440%	82%	239%	223%
Loans/Deposits	78%	125%	73%	93%	95%
Non-performing Assets/Total Assets	0.75%	1.42%	0.17%	0.53%	0.46%

First Interstate Stock Trading History. Sandler O’Neill reviewed the historical stock price performance of First Interstate common stock for the one-year and three-year periods ended October 10, 2018. Sandler O’Neill then compared the relationship between the stock price performance of First Interstate’s common stock to movements in the First Interstate Peer Group (as described above) as well as certain stock indices.

First Interstate One-Year Stock Price Performance

	Beginning October 10, 2017	Ending October 10, 2018
First Interstate	100.0%	118.1%
First Interstate Peer Group	100.0%	100.2%
NASDAQ Bank	100.0%	101.1%
SNL U.S. Bank > $10B	100.0%	103.3%
S&P 500	100.0%	109.2%

First Interstate Three-Year Stock Price Performance

	Beginning October 10, 2015	Ending October 10, 2018
First Interstate	100.0%	164.6%
First Interstate Peer Group	100.0%	149.9%
NASDAQ Bank	100.0%	142.4%
SNL U.S. Bank > $10B	100.0%	143.8%
S&P 500	100.0%	138.3%

First Interstate Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of First Interstate common stock assuming that First Interstate performed in accordance with publicly available mean analyst net income estimates for First Interstate for the years ending December 31, 2018 through December 31, 2020, as well as an estimated long-term net income growth rate for the years thereafter and estimated annual dividends per share for the years ending December 31, 2018 through December 31, 2022, as directed by the senior management of First Interstate. To approximate the terminal value of a share of First Interstate common stock at December 31, 2022, Sandler O’Neill applied price to 2022 earnings per share multiples ranging from 12.0x to 20.0x and price to December 31, 2022 tangible book value per share multiples ranging from 180% to 280%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 13.0% which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Interstate common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of First Interstate common stock of $31.67 to $59.92 when applying multiples of earnings per share and $34.00 to $60.63 when applying multiples of tangible book value per share.

	Earnings Per Share Multiples
Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x
8.0%	$37.88	$43.39	$48.90	$54.41	$59.92
9.0%	$36.52	$41.82	$47.11	$52.41	$57.71
10.0%	$35.22	$40.32	$45.41	$50.51	$55.60
11.0%	$33.98	$38.88	$43.79	$48.69	$53.59
12.0%	$32.80	$37.52	$42.23	$46.95	$51.67
13.0%	$31.67	$36.21	$40.75	$45.30	$49.84

	Tangible Book Value Per Share Multiples
Discount Rate	180%	200%	220%	240%	260%	280%
8.0%	$40.72	$44.70	$48.68	$52.67	$56.65	$60.63
9.0%	$39.24	$43.07	$46.90	$50.74	$54.57	$58.40
10.0%	$37.84	$41.53	$45.21	$48.89	$52.58	$56.26
11.0%	$36.50	$40.05	$43.59	$47.14	$50.68	$54.23
12.0%	$35.22	$38.64	$42.05	$45.46	$48.88	$52.29
13.0%	$34.00	$37.29	$40.58	$43.86	$47.15	$50.44

Sandler O’Neill also considered and discussed with the IIBK board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming First Interstate’s net income varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for First Interstate common stock, applying the price to 2022 earnings per share multiples range of 12.0x to 20.0x referred to above and a discount rate of 9.79%.

	Earnings Per Share Multiples
Variance to Net Income Estimate	12.0x	14.0x	16.0x	18.0x	20.0x
(15.0%)	$30.87	$35.24	$39.60	$43.97	$48.34
(10.0%)	$32.41	$37.04	$41.66	$46.28	$50.91
(5.0%)	$33.95	$38.83	$43.71	$48.60	$53.48
0.0%	$35.49	$40.63	$45.77	$50.91	$56.04
5.0%	$37.04	$42.43	$47.82	$53.22	$58.61
10.0%	$38.58	$44.23	$49.88	$55.53	$61.18
15.0%	$40.12	$46.03	$51.93	$57.84	$63.75

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger. In performing this analysis, Sandler O’Neill utilized the following information and assumptions: (1) the merger closes on March 31, 2019; (2) certain internal financial projections for IIBK for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of IIBK, as well as an estimated dividend payout ratio for the years ending December 31, 2018 through December 31, 2022, as directed by the senior management of IIBK; (3) publicly available mean analyst net income estimates for First Interstate for the years ending December 31, 2018 through December 31, 2020, as well as a long-term net income growth rate for the years thereafter and annual dividends per share for the years ending December 31, 2018 through December 31, 2022, as directed by the senior management of First Interstate; and (4) certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as estimated revenue impacts following the closing of the merger, as directed by the senior management of First Interstate. The analysis indicated that the merger could be accretive to First Interstate’s earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2019 through December 31, 2022, and dilutive to First Interstate’s estimated tangible book at closing.

In connection with this analysis, Sandler O’Neill considered and discussed with the IIBK board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill acted as IIBK’s financial advisor in connection with the transaction and will receive a fee for its services in an amount equal to 1.40% of the aggregate purchase price, which fee at the time of announcement based on the First Interstate closing price on October 10, 2018 was approximately $2.6 million. Sandler O’Neill received $150,000 of such fee upon the signing of the merger agreement and the remainder is contingent upon consummation of the merger. Sandler O’Neill also received a fee of $350,000 for rendering its opinion, which fairness opinion fee will be credited in full towards the portion of the fee becoming due and payable to Sandler O’Neill on the day of closing of the merger. IIBK has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of Sandler O’Neill’s engagement. In the two years preceding the date of Sandler O’Neill’s opinion, Sandler O’Neill did not provide any other investment banking services to IIBK. As Sandler O’Neill previously advised the senior management of IIBK, Sandler O’Neill has provided certain investment banking services to First Interstate in the two years preceding the date of Sandler O’Neill’s opinion. Most recently, Sandler O’Neill acted as financial advisor in connection with First Interstate’s acquisition of Northwest Bancorporation, Inc., which transaction closed in August 2018. In the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to IIBK, First Interstate and their respective affiliates. Sandler O’Neill may also actively trade the equity and debt securities of IIBK, First Interstate and their respective affiliates for Sandler O’Neill’s own account and for the accounts of Sandler O’Neill’s customers.

Certain Financial Projections Utilized by the IIBK Board of Directors and IIBK’s Financial Advisor

IIBK does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings, or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, IIBK’s management provided its financial advisor, Sandler O’Neill, and First Interstate with certain non-public unaudited prospective financial information regarding IIBK prepared by IIBK’s management that was considered by Sandler O’Neill in preparing its fairness opinion, as described in this document under the heading “—Opinion of IIBK’s Financial Advisor” beginning on page 35. This non-public unaudited prospective financial information was prepared as part of IIBK’s overall process of analyzing various strategic initiatives, and was not prepared for the purposes of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements, or generally accepted accounting principles. A summary of certain significant elements of this information is set forth below. The information included below does not comprise all of the prospective financial information provided by IIBK to Sandler O’Neill and First Interstate.

Although presented with numeric specificity, the financial forecasts reflect numerous estimates and assumptions of IIBK’s management made at the time they were prepared, and assume execution of various strategic initiatives that IIBK is no longer pursuing in light of the merger. These and the other estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, the future interest rate environment and other economic, competitive, regulatory, and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive, and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which IIBK operates, and the risks and uncertainties described under “Risk Factors” beginning on page 15 and “Cautionary Note About Forward-Looking Statements” beginning on page 19, all of which are difficult to predict and many of which are outside the control of IIBK and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized, and actual results likely would differ materially from those reflected in the financial forecasts, whether or not the merger is completed. Further, these assumptions do not include all potential actions that management could or might have taken during these time periods.

The inclusion in this document of the non-public unaudited prospective financial information below should not be regarded as an indication that IIBK, First Interstate, their respective boards of directors, or Sandler O’Neill considered, or now consider, these projections and forecasts to be a reliable predictor of future results. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and this information should not be relied on as such. In addition, this information represents IIBK management’s evaluation at the time it was prepared of certain measures of IIBK’s expected future financial performance on a stand-alone basis, assuming execution of certain strategic initiatives. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on either First Interstate or IIBK, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but that were instead altered, accelerated, postponed, or not taken in anticipation of the merger.

No assurances can be given that these financial forecasts and the underlying assumptions are reasonable or that, if they had been prepared as of the date of this document, similar assumptions would be used. In addition, the financial forecasts may not reflect the manner in which First Interstate would operate the IIBK business after the merger. First Interstate and IIBK do not intend to, and each disclaims any obligation to, make publicly available any update or other revision to this unaudited prospective financial information to reflect circumstances occurring since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The financial forecasts summarized in this section were prepared by and are the responsibility of the management of IIBK. No independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information.

Further, the unaudited prospective financial information does not take into account the effect on IIBK of any possible failure of the merger to occur. Neither IIBK nor Sandler O’Neill, or their respective affiliates, officers, directors, advisors, or other representatives has made, makes, or is authorized in the future to make any representation to any shareholder of IIBK, or other person regarding IIBK’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by First Interstate or IIBK that it is viewed as material information of IIBK particularly in light of the inherent risks and uncertainties associated with such projections.

In light of the foregoing, and taking into account that the IIBK special meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, IIBK shareholders are cautioned not to place unwarranted reliance on such information.

The following table presents select unaudited prospective financial data of IIBK for the years ending December 31, 2018 through 2022 prepared by IIBK’s management and provided to Sandler O’Neill and First Interstate.

	As of and for the Year Ended December 31,
	2018	2019	2020	2021	2022
Net Income (in millions)	$7.4	$8.5	$10.9	$12.5	$14.1
Earnings Per Share	0.93	1.06	1.36	1.56	1.75
Dividends Per Share	0.00	0.55	0.70	0.81	0.91

First Interstate’s Reasons for the Merger

First Interstate’s board of directors believes that the merger is in the best interests of First Interstate and its shareholders. In deciding to approve the merger and the merger agreement, First Interstate’s board of directors considered a number of factors, including:

•	IIBK’s community banking orientation, its favorable reputation within its local communities and its compatibility with First Interstate and its subsidiaries;

•	First Interstate management’s review of the business, operations, earnings and financial condition, including asset quality, of IIBK;

•	that following the mergers with IIBK and CMYF, First Interstate will have the sixth largest market share in Idaho;

•	First Interstate’s expectation that it will achieve cost savings equal to 56% of IIBK’s current annualized non-interest expense;

•	that the transaction is expected to be accretive to earnings per share in 2019;

•	the pro forma financial effects of the proposed transaction, including the expected dilution to tangible book value per share;

•	continued geographic diversificiation into attractive, high growth markets in the Pacific Northwest, including Boise and Coeur d’Alene;

•	obtaining low cost deposits and significant execess liquidity;

•	the scale, scope and strength of operations, product lines and delivery systems that could be achieved by combining First Interstate and IIBK;

•	the complementary nature of the business, market areas and corporate cultures of First Interstate and IIBK;

•

First Interstate’s historic performance in similar markets, including its recent successes in Idaho and Washington following its acquisitions of Bank of the Cascades in 2017 and Inland Northwest Bank in 2018;

•

the expectation that the merger will create the opportunity for the combined company to have superior future earnings and prospects compared to First Interstate’s earnings and prospects on a stand-alone basis;

•

First Interstate’s successful track record of creating shareholder value through merger and acquisition transactions, including its proven experience in successfully integrating acquired businesses and management’s belief that it will be able to integrate IIBK with First Interstate Bank successfully;

•

the financial presentation, dated October 10, 2018, of Piper Jaffray & Co. (“Piper”) to the First Interstate board of directors and the opinion, dated October 10, 2018, of Piper to the First Interstate board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to First Interstate of the merger consideration in the proposed merger;

•

the review by First Interstate’s board of directors with its management and legal advisors of the structure and other terms of the merger and the expectation of First Interstate’s legal advisors that the merger will qualify as a transaction of a type that is generally tax-free to IIBK shareholders for U.S. federal income tax purposes (except with respect to cash received in lieu of fractional shares of First Interstate Class A common stock); and

•	the likelihood of regulators approving the merger without burdensome conditions or delay.

The foregoing discussion of the information and factors considered by First Interstate’s board of directors is not intended to be exhaustive. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, First Interstate’s board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. First Interstate’s board of directors considered all these factors as a whole, with the assistance of First Interstate’s management and First Interstate’s outside financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

Treatment of IIBK Stock Options

At the effective time of the merger, each option to purchase shares of IIBK common stock outstanding immediately before the effective time of the merger, whether or not vested, will be cancelled and, upon First Interstate’s receipt of an option surrender agreement from the holder, exchanged for a cash payment equal to the product of (1) the number of shares of IIBK common stock subject to the stock option multiplied by (2) the amount by which the merger consideration exceeds the exercise price of such option, less applicable withholding taxes. For purposes of this calculation, the merger consideration is the product of the exchange ratio times the average closing sales price of First Interstate Class A common stock over the 20 consecutive trading days ending on the fifth day before the closing date of the merger.

Surrender of Stock Certificates

The conversion of IIBK common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as practicable after the completion of the merger, the exchange agent will mail to IIBK shareholders a letter of transmittal, together with instructions for the exchange of their IIBK common stock certificates for the merger consideration. Until you surrender your IIBK stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any First Interstate Class A common stock into which your IIBK shares have been converted. When you surrender your IIBK stock certificates accompanied by a properly completed letter of transmittal, First Interstate will pay any unpaid dividends or other distributions, without interest, that had become payable with respect to the shares of First Interstate Class A common stock into which your IIBK shares had been converted.

If you own shares of IIBK common stock in “street name” through a broker, bank or other nominee, you should receive or seek instructions from the broker, bank or other nominee holding your shares concerning how to surrender your shares of IIBK common stock in exchange for the merger consideration.

If you own shares of IIBK common stock in book-entry form, you are not required to take any additional action to exchange such shares for the merger consideration. Promptly following the completion of the merger, shares of IIBK common stock held in book-entry form automatically will be exchanged for shares of First Interstate Class A common stock in book-entry form and cash to be paid in exchange for fractional shares, if any.

If your IIBK stock certificates have been lost, stolen or destroyed, you will have to provide an affidavit claiming your IIBK stock certificates to be lost, stolen or destroyed, and post a bond in such amount as the exchange agent may direct before you receive any consideration for your shares.

After the completion of the merger, there will be no further transfers of IIBK common stock. IIBK stock certificates presented for transfer after the completion of the merger will be cancelled and exchanged for the merger consideration.

Accounting Treatment of the Merger

First Interstate will account for the merger under the “acquisition” method of accounting according to U.S. generally accepted accounting principles. Using the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities of IIBK will be recorded by First Interstate at their respective fair values at the time of the completion of the merger. The excess of First Interstate’s purchase price over the net fair value of the assets acquired and liabilities assumed will then be recorded as goodwill.

Material U.S. Federal Income Tax Consequences of the Merger

General. The following discussion sets forth the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of IIBK common stock. This discussion does not address any tax consequences arising under the laws of any state, locality, foreign jurisdiction or U.S. federal tax laws other than federal income tax law. This discussion is based upon the Internal Revenue Code, the regulations of the United States Department of the Treasury and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

For purposes of this discussion, the term “U.S. holder” means:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•

a trust if (1) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) such trust has a valid election in effect under applicable U. S. Treasury regulations to be treated as U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

This discussion assumes that you are a U.S. holder and you hold your shares of IIBK common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	a pass-through entity or investor therein;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	a regulated investment company;

•	a real estate investment trust;

•	a retirement plan, individual retirement account or other tax-deferred account;

•

an IIBK shareholder whose shares are qualified as small business stock for purposes of Section 1202 of the Internal Revenue Code or who may otherwise be subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	an IIBK shareholder who received IIBK common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	a person who has a functional currency other than the U.S. dollar;

•	an IIBK shareholder who holds IIBK common stock as part of a hedge, straddle or a constructive sale or conversion transaction; or

•	a U.S. expatriate or former resident of the United States.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds IIBK common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

This discussion is not intended to be tax advice to any particular holder of IIBK common stock. Tax matters regarding the merger are complicated, and the tax consequences of the merger to you will depend on your particular situation. IIBK shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local, federal non-income and non-U.S. tax laws.

It is a condition to the closing of the merger that First Interstate receive the opinion of its legal counsel, Luse Gorman, PC, and IIBK receive the opinion of its legal counsel, Witherspoon Kelley, each dated as of the effective time of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in each opinion (including factual representations contained in certificates of officers of First Interstate and IIBK), the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The tax opinions are not binding on the Internal Revenue Service, which we refer to as the “IRS,” or any court. First Interstate and IIBK have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Assuming that the merger is completed in the manner set forth in the merger agreement, and that the representations found in the merger agreement and in the officers’ certificates provided by First Interstate and IIBK delivered at the time of closing will be true and complete without qualification as of the effective time of the merger, it is the opinion of each of Luse Gorman, PC and Witherspoon Kelley that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Based solely on the information set forth herein, and subject to the assumptions, qualifications and limitations set forth herein and in their respective federal income tax opinions filed as exhibits to the registration statement on Form S-4, this discussion of the material U.S. federal income tax consequences of the merger, to the extent such discussion expresses conclusions as to the application of U.S. federal income tax law, constitutes the opinions of Luse Gorman, PC, legal counsel to First Interstate, and Witherspoon Kelley, legal counsel to IIBK. In rendering their respective tax opinions, each counsel relied upon representations and covenants, including those contained in officers’ certificates of First Interstate and IIBK, reasonably satisfactory in form and substance to each such counsel. If any of the representations, covenants or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Copies of the tax opinions are attached as Exhibits 8.1 and 8.2 to the registration statement on Form S-4.

Subject to the foregoing, the material U.S. federal income tax consequences of the merger are as follows:

•

No gain or loss will be recognized by a U.S. holder of IIBK common stock upon the receipt of shares of First Interstate Class A common stock in exchange for such holder’s IIBK common stock pursuant to the merger (except in respect of cash received in lieu of fractional shares, as discussed below);

•

The aggregate adjusted tax basis of the shares of First Interstate Class A common stock received by the U.S. holder in the merger will be the same as the aggregate adjusted tax basis of shares of IIBK common stock surrendered in exchange therefor, reduced by the tax basis allocable to any fractional share of First Interstate Class A common stock for which cash is received;

•	The holding period of First Interstate Class A common stock received by a U.S. holder will include the holding period of the IIBK common stock exchanged therefor; and

•

Although no fractional shares of First Interstate Class A common stock will be issued in the merger, a U.S. holder who receives cash in lieu of such a fractional share of First Interstate Class A common stock will generally be treated as having received the fractional share pursuant to the merger and then having sold that fractional share of First Interstate Class A common stock for cash. As a result, a U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the holder’s aggregate adjusted tax basis of the shares of IIBK common stock surrendered that is allocable to its fractional share. Any capital gain or loss will be long-term capital gain or loss if the holding period for the fractional share (including the holding period of the shares of IIBK common stock surrendered therefor) is more than one year. Long-term capital gains of individuals generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

For purposes of the above discussion of the basis and holding periods for shares of IIBK stock and First Interstate Class A common stock, IIBK shareholders who acquired different blocks of IIBK common stock at different times or at different prices must calculate their basis and holding periods separately for each identifiable block of such stock exchanged or received in the merger.

Backup Withholding. A non-corporate U.S. holder may be subject to backup withholding (currently at a rate of 24%) on any cash received in the merger, including cash received in lieu of a fractional share of First Interstate Class A common stock. Backup withholding generally will not apply, however, to U.S. holders who:

•

Furnish a correct taxpayer identification number, certify that they are not subject to backup withholding on Form W-9 or successor form and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	Provide proof that they are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Reporting Requirements. U.S. holders of IIBK common stock who receive First Interstate Class A common stock pursuant to the merger will be required to retain records pertaining to the merger, and any such holder who, immediately before the merger, holds at least 1% (by vote or value) of the outstanding IIBK stock, or securities of IIBK with a basis for U.S. federal income tax purposes of at least $1 million, will be required to file with its U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. U.S. holders are urged to consult with their tax advisors with respect to these and other reporting requirements applicable to the merger.

The preceding discussion is a summary of the material U.S. federal income tax consequences of the merger to a U.S. holder of IIBK stock and does not address all potential tax consequences that apply or that may vary with, or are contingent on, individual circumstances, and should not be construed as tax advice. Moreover, the discussion does not address any U.S. federal non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated and, accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local and foreign income and other tax consequences to you of the merger.

Regulatory Matters Relating to the Merger

Completion of the merger is subject to the receipt of all required approvals and consents from regulatory authorities. The merger is subject to approval by the Federal Reserve Board, the Montana Division and the Idaho Department. First Interstate has filed the required applications. While First Interstate does not know of any reason why it would not obtain the approvals in a timely manner, other than the complexities involved in acquiring two financial institutions simultaneously, First Interstate cannot be certain when or if it will receive the regulatory approvals.

Federal Reserve Board. The merger is subject to approval by the Federal Reserve Board under the Bank Merger Act.

The Federal Reserve Board takes into consideration a number of factors when acting on applications under the Bank Merger Act, including: (1) the financial and managerial resources and the effect of the proposed merger on these resources (including capital and pro forma capital ratios of the combined organization, the management expertise, internal controls, and risk management systems, especially those with respect to compliance with laws applicable to consumers and “fair lending” laws); (2) the effect of the proposal on competition; (3) the future prospects of the existing and merged entities; (4) the convenience and needs of the communities served; (5) any risk to the stability of the United States banking or financial system; and (6) the effectiveness of the acquiring entity in combating money laundering activities. The Federal Reserve Board also reviews the records of the relevant insured depository institutions under the Community Reinvestment Act of 1997, which we refer to as the “CRA.” In connection with such a review, the Federal Reserve Board will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines such meeting or other proceeding would be appropriate.

In addition, a period of 15 to 30 days must expire following approval by the Federal Reserve Board before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal anti-trust laws. There can be no assurance that the Department of Justice will not initiate proceedings to block the merger.

Montana Division. Prior approval of the merger is required from the Montana Division. The Division requires a 30-day public comment period on a merger application and may consider any comments received and other factors in considering the merger. On January 10, 2019, First Interstate received the approval from the Montana Division.

Idaho Department. The merger is subject to and must comply with the requirements of the Idaho Bank Act. Under the Idaho Bank Act, an application for approval of the merger must be provided to the Idaho

Department, which includes a copy of the Bank Merger Act application filed with the Federal Reserve Board and the applicable fee. The director of the Idaho Department will not approve the application if, among other things: (1) the merger would be detrimental to the safety and soundness of First Interstate Bank or IIBK; (2) First Interstate Bank, its executive officers, directors or principal shareholders do not have a record of sound performance, efficient management, financial responsibility and integrity such that it would be against the interest of the depositors, other customers, creditors or shareholders of IIBK, or against the public interest to authorize the merger; or (3) the financial condition of First Interstate Bank or IIBK is such that the financial stability of First Interstate Bank or First Interstate might be jeopardized or the interests of depositors or other customers of First Interstate Bank or First Interstate might be prejudiced; (4) the consummation of the merger will tend to substantially lessen competition within Idaho unless the director finds that the anticompetitive effects of the merger are clearly outweighed by the benefit of meeting the convenience and needs of the community to be served; or (5) First Interstate Bank has not established a record of meeting the credit needs of the communities which it services. On January 10, 2019, First Interstate Bank received the approval from the Idaho Department.

The merger cannot proceed in the absence of the requisite regulatory approvals. See “—Conditions to Completing the Merger” and “—Terminating the Merger Agreement.” There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval. There also can be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy one or more conditions set forth in the merger agreement and described under “—Conditions to Completing the Merger.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include, for example, review of the merger from the standpoint of the adequacy of the merger consideration. Furthermore, regulatory approvals do not constitute an endorsement or recommendation with respect to the merger.

Interests of Certain Persons in the Merger that are Different from Yours

In considering the recommendation of the board of directors of IIBK to approve the merger agreement and the merger, you should be aware that IIBK’s executive officers and directors have employment and other compensation agreements or plans that give them financial interests in the merger that are different from, or in addition to, the interests of IIBK shareholders generally, which are described below. The board of directors of IIBK was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Treatment of Stock Options. The merger agreement provides that all options to purchase IIBK common stock outstanding at the effective time of the merger, whether or not vested, will be cancelled and, subject to First Interstate’s receipt of an option surrender agreement, the holder will be entitled to receive a lump sum cash payment equal to the product of (1) the number of shares of IIBK common stock subject to the stock option multiplied by (2) the amount by which the merger consideration exceeds the exercise price of such option, less applicable withholding taxes. For purposes of this calculation, the merger consideration is the product of the exchange ratio times the average closing sales price of First Interstate Class A common stock over the 20 consecutive trading days ending on and including the fifth day before the closing date of the merger. If the exercise price of an IIBK stock option is equal to or greater than the merger consideration, such option will be cancelled at the effective time of the merger for no consideration.

Stock Options Held by IIBK’s Named Executive Officers and Directors. For an estimate of the amounts that would be payable to each of IIBK’s named executive officers, Jack W. Gustavel, Kurt R. Gustavel and Paul H. Montreuil, on settlement of their unvested IIBK equity awards, see “Summary of Merger-Related Executive Compensation for IIBK’s Named Executive Officers” below. IIBK non-employee directors Rick D’Ambrosio, Jerald Jaeger and Alicia Ritter hold 13,000, 23,500 and 15,500 stock options, respectively, and will receive a cash payment of $159,506, $342,932 and $223,786, respectively, upon the termination and cash-out of the stock options, based on a per share price of IIBK common stock of $21.11, which is the average closing market price of IIBK common stock over the five business days following the public announcement of the merger. All of the stock options held by the IIBK non-employee directors are fully vested, and, accordingly, the stock options will not be subject to accelerated vesting in connection with the merger.

Payments Under Employment Agreements with IIBK. IIBK previously entered into employment agreements with each of Jack W. Gustavel, Kurt R. Gustavel and Paul H. Montreuil. The employment agreements provide generally that in the event an involuntary termination of employment without cause (as defined in the employment agreement) or a voluntary termination for good reason (as defined in the employment agreement) following a change in control, the executive will receive a lump sum cash severance payment equal to three times the executive’s average annual Form W-2, Box 1 compensation earned in the five calendar years preceding the date of the termination or the date of change in control and the value of the executive’s pro-rated bonuses and incentive compensation in the year of a change in control (except Mr. Montreuil’s agreement provides for a severance payment equal to two times the amount of his annual base salary). In addition, Jack W. Gustavel’s employment agreement provides that the executive is entitled to five years of continued medical or welfare benefits, use of an automobile for five years and five years of the payment of annual dues and assessment charges to continue membership in all country clubs and private clubs in which he is currently a member. Each employment agreement provides that payments will be reduced by the minimum amount necessary so that such payments would not result in the loss of deductibility to IIBK under Section 280G of the Internal Revenue Code or imposition of excise taxes on the executive under Section 4999 of the Internal Revenue Code. Jack W. Gustavel and Kurt R. Gustavel’s benefits under their employment agreements will be determined pursuant to a settlement agreement entered into with each executive concurrent with the execution of the merger agreement, as discussed in more detail below. The estimated amount that would be payable to Mr. Montreuil under his employment agreement is $281,709.

Settlement Agreements with Jack W. Gustavel and Kurt R. Gustavel. In connection with the execution of the merger agreement, First Interstate, First Interstate Bank and IIBK entered into a settlement agreement with each of Jack W. Gustavel and Kurt R. Gustavel. In accordance with the terms of each settlement agreement, the executive’s employment agreement will be terminated, effective as of the closing of the merger, and in lieu of any payments under such agreement, Jack W. Gustavel and Kurt R. Gustavel, respectively, will be entitled to a cash payment equal to three times the executive’s “base amount,” as determined in accordance with Section 280G of the Internal Revenue Code, less for Jack W. Gustavel only, the “parachute payment” value, as determined in accordance with Section 280G of the Code, of the accelerated timing of the 2019 performance-based bonus to the extent required by applicable law. For Kurt R. Gustavel only, the cash severance will be paid two-thirds in cash and one-third in restricted stock, subject to a two-year vesting schedule. The payments are subject to a possible reduction so that the payments to Jack W. Gustavel and Kurt R. Gustavel, respectively, will not result in the loss of deductibility to IIBK under Section 280G of the Internal Revenue Code or imposition of excise taxes on Jack W. Gustavel and Kurt R. Gustavel under Section 4999 of the Internal Revenue Code. The settlement agreement with Kurt R. Gustavel provides that he will continue employment with First Interstate Bank as Regional President responsible for operations in the Idaho and Eastern Washington region at an initial base salary rate of $283,000 per year and that he will participate in First Interstate Bank’s short-term and long-term incentive plans on the same terms as similarly situated employees. The settlement agreements provide generally that Jack W. Gustavel and Kurt R. Gustavel may not compete with First Interstate Bank and may not solicit business, customers and employees for one year and two years following the effective time of the merger, respectively. The estimated amounts that would be payable to Jack W. Gustavel and Kurt R. Gustavel under their settlement agreements is approximately $3,186,767, and $1,313,675, respectively.

Treatment of Supplemental Executive Retirement Plans and Deferred Compensation Plans. IIBK previously entered into a Second Amended and Restated Executive Non-Qualified Retirement Plan with each of Jack W. Gustavel, Kurt R. Gustavel and Paul H. Montreuil and certain other officers, and with Jack W. Gustavel only, an Amended and Restated Deferred Compensation Agreement and a Second Amended and Restated 2005 Deferred Compensation Agreement. Jack W. Gustavel, Kurt R. Gustavel and Paul H. Montreuil are fully vested in their benefits under these agreements and the executives are not entitled to any additional benefits under these agreements in connection with the merger. First Interstate Bank has agreed to honor the terms of these agreements.

Summary of Merger-Related Executive Compensation for IIBK’s Named Executive Officers. The following table sets forth the amount of payments and benefits that each of Jack W. Gustavel, Kurt R. Gustavel and Paul H. Montreuil would receive in connection with the merger, as described above. This table does not include the value of benefits in which the executives are vested without regard to the occurrence of a change in control. The amounts shown below are estimates based on multiple assumptions that may or may not actually occur, and as a result, the actual amounts to be received by an executive may differ materially from the amounts shown below.

Executive	Cash(1)	Equity(2)	Other(3)	Total
Jack W. Gustavel	$3,186,767	$—	$—	$3,186,767
Kurt R. Gustavel	1,313,675	—	—	1,313,675
Paul H. Montreuil	281,709	—	—	281,709

(1)

The cash payments consist of: (a) for Jack W. Gustavel and Kurt W. Gustavel, the estimated amounts payable under their settlement agreements; and (b) for Mr. Montreuil, the estimated amount payable under his employment agreement.

(2)

Jack W. Gustavel does not hold any stock options. All of Kurt R. Gustavel’s 100,000 stock options are fully vested and he will receive an estimated cash payment of $1,390,700 in exchange for the cancellation of the stock options, based on a per share price of IIBK common stock of $21.11, which is the average closing market price of IIBK common stock over the five business days following the public announcement of the merger. All of Paul H. Montreuil’s 22,500 stock options are fully vested and he will receive an estimated cash payment of $328,725 in exchange for the cancellation of these stock options, based on a per share price of IIBK common stock of $21.11.

(3)

Jack W. Gustavel’s employment agreement provides that the executive is entitled to five years of continued medical or welfare benefits, use of an automobile for five years and five years of the payment of annual dues and assessment charges to continue membership in all country clubs and private clubs in which he is currently a member. The value of these benefits are not reflected in the above table since he is fully vested in the benefits without regard to a change in control.

Indemnification and Insurance of Directors and Officers. In the merger agreement, First Interstate has agreed to indemnify and hold harmless each of the current and former officers and directors of IIBK and its subsidiaries against any costs, expenses, judgments, fines, amounts paid in settlements, damages and other liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether arising before or after the effective time of the merger, pertaining to any matter that existed or occurred at or before the effective time of the merger to the same extent as IIBK currently provides for indemnification of its officers and directors. First Interstate has also agreed to maintain in effect for a period of six years following the effective time of the merger the directors’ and officers’ liability insurance policy currently maintained by IIBK or to provide a policy with comparable coverage, provided that, to obtain such insurance coverage, First Interstate is not obligated to expend, in the aggregate, an amount exceeding 200% of the amount of the annual premiums currently paid by IIBK for such insurance.

Employee Matters

Each person who is an employee of IIBK as of the effective time of the merger (whose employment is not specifically terminated as of the effective time of the merger) will become an employee of First Interstate Bank. These employees, at the sole discretion of First Interstate, may continue on IIBK’s benefit plans through the end of 2019, if this occurs, and will be eligible to participate in employee benefit plans that are substantially comparable to the employee benefit that are generally made available to similarly situated employees of First

Interstate Bank beginning in 2020; provided, however, that continuing employees will not experience a gap in coverage and will not be eligible to participate in any frozen plans of First Interstate Bank. With respect to any First Interstate Bank health or welfare plan, First Interstate Bank will cause any pre-existing condition limitations or eligibility waiting periods to be waived and credit each continuing employee for any co-payments or deductibles incurred by such continuing employee under an IIBK health plan for the plan year in which coverage commences under First Interstate Bank’s health plan. Terminated IIBK employees that do not continue as employees of First Interstate Bank following the effective time of the merger, and their qualified beneficiaries, will have the right to continued coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985.

Continuing employees will receive prior service credit for purposes of eligibility and vesting (but not for purposes of benefit accrual under First Interstate Bank’s 401(k) Plan for 2019 employer contributions) provided that such recognition of service will not (1) apply to paid time-off, to the extent, at First Interstate Bank’s discretion, the cash value of unused paid time-off is paid to continuing employees at the closing of the merger, or (2) operate to duplicate any benefits with respect to the same period of service.

Each full-time employee of IIBK whose employment is involuntarily terminated by First Interstate (other than for cause) within six months following the effective time of the merger and who is not covered by a separate employment agreement, change in control agreement or other agreement that provides for the payment of severance will, upon executing an appropriate release in the form reasonably determined by First Interstate, receive a severance payment equal to two weeks of base pay for each year of service with IIBK, with a minimum payment equal to four weeks for base pay and a maximum payment of 52 weeks of base pay, depending on such employee’s title.

First Interstate will provide all employees of IIBK whose employment was terminated other than for cause, disability or retirement at or following the merger, job counseling and outplacement assistance services to assist such employees in locating new employment. First Interstate will notify all such employees of opportunities for positions that First Interstate Bank reasonably believes such persons are qualified and will consider any application for such positions submitted by such persons, provided, however, that any decision to offer employment to any such person will be made in the sole discretion of First Interstate Bank.

A retention bonus pool will be established for employees of IIBK other than employees of IIBK who are covered by employment agreements or other contracts providing for severance, as jointly designated by First Interstate and IIBK. The amount and payment date of the retention bonus for each employee will be jointly determined by First Interstate and IIBK.

Operations of First Interstate Bank after the Merger

The merger agreement provides for the merger of IIBK with and into First Interstate Bank, with First Interstate Bank as the surviving entity.

The directors and executive officers of First Interstate and First Interstate Bank will remain the same following the merger.

Resale of Shares of First Interstate Class A Common Stock

All shares of First Interstate Class A common stock issued to IIBK’s shareholders in connection with the merger will be freely transferable. This document does not cover any resales of the shares of First Interstate Class A common stock to be received by IIBK’s shareholders upon completion of the merger, and no person may use this document in connection with any resale.

Time of Completion

Unless the parties agree otherwise and unless the merger agreement has otherwise been terminated, the closing of the merger will take place within 15 days following the date on which all of the conditions to the merger contained in the merger agreement are satisfied or waived. See “ —Conditions to Completing the Merger.” On the closing date, to merge IIBK into First Interstate Bank, First Interstate Bank will file Articles of Merger with the Montana Division and the Idaho Department. The merger will become effective at the time stated in the Articles of Merger.

It is currently expected that the merger will be completed in the first half of 2019. However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing of the completion of the merger.

Conditions to Completing the Merger

First Interstate’s, First Interstate Bank’s and IIBK’s obligations to consummate the merger are conditioned on the following:

•	approval of the merger agreement by IIBK shareholders;

•	receipt of all required regulatory approvals, consents or waivers and the expiration of all statutory waiting periods;

•	the absence of any order, decree, injunction, statute, rule or regulation that prevents the consummation of the merger or that makes completion of the merger illegal;

•	receipt of consent of all third parties whose consent is required to consummate the merger, except where failure to obtain such consent would not have a material adverse effect on First Interstate;

•	effectiveness of the registration statement of which this document is a part;

•

First Interstate filing a notice with The Nasdaq Stock Market for the listing of the shares of First Interstate Class A common stock to be issued by First Interstate in the merger, and The Nasdaq Stock Market not objecting to the listing of such shares of First Interstate Class A common stock;

•

receipt by each of First Interstate and IIBK of an opinion from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; and

•	the absence of any material adverse effect with respect to First Interstate and First Interstate Bank, on the one hand, or IIBK, on the other hand.

In addition, First Interstate’s and First Interstate Bank’s obligations to consummate the merger are conditioned on the following:

•

the representations and warranties of IIBK contained in the merger agreement being true and correct as of the closing date of the merger (except to the extent such representations and warranties speak as of an earlier date and subject to materiality and material adverse effect standards described in the merger agreement), and the receipt by First Interstate and First Interstate Bank of a written certificate from IIBK’s Chief Executive Officer and Chief Financial Officer to that effect;

•

IIBK’s performance in all material respects of all of its obligations and covenants required to be performed before the effective time of the merger, and First Interstate’s and First Interstate Bank’s receipt of a written certificate from IIBK’s Chief Executive Officer and Chief Financial Officer to that effect;

•	none of the regulatory approvals, consents or waivers necessary to consummate the merger and the transactions contemplated by the merger agreement including any condition or requirement that would so materially and adversely impact the economic or business benefits to First Interstate and First Interstate Bank of the transactions contemplated by the merger agreement that, had such condition or requirement been known, First Interstate and First Interstate Bank would not, in its reasonable judgment, have entered into the merger agreement; and

•	as of the date immediately before the closing of the merger, no more than 10% of the outstanding shares of IIBK common stock having exercised its dissenters’ rights.

In addition, IIBK’s obligations to consummate the merger are conditioned on the following:

•

the representations and warranties of First Interstate and First Interstate Bank contained in the merger agreement being true and correct as of the closing date of the merger (except to the extent such representations and warranties speak as of an earlier date and subject to materiality and material adverse effect standards described in the merger agreement), and IIBK’s receipt of a written certificate from First Interstate’s and First Interstate Bank’s Chief Executive Officer and Chief Financial Officer to that effect; and

•

First Interstate’s performance in all material respects of all of its obligations and covenants required to be performed before the effective time of the merger, and IIBK’s receipt of a written certificate from First Interstate’s and First Interstate Bank’s Chief Executive Officer and Chief Financial Officer to that effect.

First Interstate, First Interstate Bank and IIBK cannot guarantee that all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Conduct of Business Before the Merger

IIBK has agreed that, until completion of the merger and unless consented to by First Interstate or First Interstate Bank, or to the extent required by law or regulation of any governmental entity, neither IIBK nor its subsidiaries will:

General Business

•	conduct its business other than in the regular, ordinary and usual course consistent with past practice;

•

fail to use reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

•

take any action that would adversely affect or materially delay its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

Indebtedness

•

incur, modify, extend or renegotiate any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person, other than, in each case, in the ordinary course of business consistent with past practice;

•	prepay any indebtedness or other similar arrangements so as to cause IIBK to incur any prepayment penalty;

•	accept any brokered certificates of deposit;

Capital Stock

•	adjust, split, combine or reclassify its capital stock;

•	make, declare or pay any dividend or make any other distribution on its capital stock;

•	grant any person any right to acquire any shares of its capital stock or make any grant or award under IIBK’s equity plans;

•

issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock, except pursuant to the exercise of stock options outstanding as of the date of the merger agreement;

•	redeem or otherwise acquire any shares of its capital stock other than a security interest or as a result of the enforcement of a security interest and other than provided in the merger agreement;

Dispositions

•

sell, transfer, mortgage, encumber or otherwise dispose of any of its real property or other assets to any person other than to its subsidiary or cancel, release or assign any indebtedness or claims, other than in the ordinary course of business consistent with past practice;

Investments

•

make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person, or form any new subsidiary;

•

purchase any debt security other than U.S. government and U.S. government agency securities with final maturities of less than two years or FDIC insured certificates of deposit of three years or less, other than in the ordinary course of business, consistent with past practice;

•

enter into any futures contract, option, swap agreement, interest rate exchange agreement, or take any other action to hedge the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

Contracts

•

enter into, renew, amend or terminate any material contract, plan or agreement or make any change in its leases or material contracts, other than in the ordinary course of business consistent with past practice;

Loans

•

except for loans or commitments for loans that have previously been approved by IIBK before the date of the merger agreement, make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any loans, or make any commitment in respect of any of the foregoing, other than in the ordinary course of business consistent with past practice;

•

make any new loan, or commit to make any new loan, to any director or executive officer of IIBK or entity controlled by them, or, except for in accordance with Regulation O of the Federal Reserve Board regulations, amend, renew or increase any existing loan, or commit to do so, with any director or executive officer of IIBK or entity controlled by them;

•	purchase any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

Benefit Plans

•

increase the base compensation or fringe benefits payable to any employee or director other than in the ordinary course of business consistent with past practice and pursuant to policies and written incentive plans in effect and in an amount not to exceed the greater of 5% of such individual’s base salary or wage rate as of the date of the merger agreement or an aggregate of $7,500;

•	pay any bonus, pension, retirement allowance or contribution except for cash bonuses in the ordinary course of business, consistent with past practice;

•

become a party to, renew or amend any pension, retirement, profit-sharing or welfare plan or employment, severance or change in control agreement, except for amendments to any plan or agreement that are required by law and except for compensation agreements with real estate loan officers in the ordinary course of business consistent with past practice;

•

amend the terms of any outstanding stock options or voluntarily accelerate the vesting of, or lapse the restrictions with respect to, any stock options or other stock-based compensation; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

Employees

•

elect any person to any office with the title of Senior Vice President or higher who does not currently hold such office as of the date of the merger agreement or elect any person to the board of directors who is not a member of the board as of the date of the merger agreement;

•	hire any employee whose annual base salary would be greater than $150,000, except as may be necessary to replace any employee;

Settling Claims

•

commence any action or proceeding other than to enforce any obligation owed to IIBK and in accordance with past practice, or settle any claim, action or proceeding against it involving payment of money damages in excess of $100,000 or that would impose any material restrictions on IIBK’s operations;

Governing Documents

•	amend IIBK’s articles of incorporation or bylaws, or similar governing documents;

Deposits

•	increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business;

Capital Expenditures

•

make any capital expenditures in excess of $250,000, other than existing binding commitments as of the date of the merger agreement and expenditures reasonably necessary to maintain existing assets in good repair;

Branches

•	establish or commit to establish any new branch office or file any application to relocate or terminate any banking office;

Policies

•

make any changes in policies in any material respect in existence on the date of the merger agreement with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service, loans; its hedging practices and policies; or other material banking policies, in each case except as may be required by changes in applicable law or regulations, generally accepted accounting principles, or at the direction of a governmental entity;

Communications

•

except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the merger: (1) issue any communication of a general nature to employees without prior consultation with First Interstate and, to the extent relating to post-closing employment, benefit or compensation information, without the prior consent of First Interstate (which will not be unreasonably withheld, conditioned or delayed); or (2) issue any communication of a general nature to customers without the prior approval of First Interstate (which will not be unreasonably withheld, conditioned or delayed);

Environmental Assessments

•

except with respect to foreclosures in process as of the date of the merger agreement, foreclose upon or take a deed or title to any commercial real estate (1) without providing prior notice to First Interstate and conducting a Phase I environmental assessment of the property, and (2) if the Phase I environmental assessment reflects the presence of any hazardous material or underground storage tank;

Taxes

•

make, change or rescind any material tax election concerning IIBK’s taxes or tax returns, file any amended tax return, enter into any closing agreement with respect to taxes, settle any material tax claim, assessment or surrender any right to claim a tax refund;

Accounting

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles or regulatory guidelines;

New Lines of Business

•	enter into any new lines of business;

Merger or Liquidation

•	merge or consolidate any subsidiary with any other corporation or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its subsidiaries;

Tax-Free Reorganization

•	knowingly take action that would prevent or impede the merger from qualifying as a reorganization under the Internal Revenue Code;

Other Agreements

•

take any action that is intended or expected to result in any of IIBK’s representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time before the closing of the merger, or in any of the closing conditions not being satisfied or in a violation of any provision of the merger agreement; or

•

agree to take, commit to take or adopt any resolutions in support of any of the actions prohibited by the section in the merger agreement governing IIBK’s conduct of business until the completion of the merger.

First Interstate and First Interstate Bank have agreed that, until the completion of the merger and unless permitted by IIBK, or to the extent required by laws or regulation of any governmental entity, or as expressly contemplated or permitted by the merger agreement or as required by law, they will not:

•

fail to use reasonable efforts to maintain and preserve intact their business organization, properties, leases, employees and advantageous business relationships and retain the services of their officers and key employees;

•

take any action that would adversely affect or materially delay their ability to perform their obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

•

take any action that is intended or expected to result in any of First Interstate’s and First Interstate Bank’s representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time before the closing of the merger, or in any of the closing conditions not being satisfied or in a violation of any provision of the merger agreement;

•	knowingly take action that would prevent or impede the merger from qualifying as a reorganization under the Internal Revenue Code;

•

agree to take, commit to take or adopt any resolutions in support of any of the actions prohibited by the section in the merger agreement governing First Interstate’s or First Interstate Bank’s conduct of business until the completion of the merger; or

•	amend or repeal its articles of incorporation or bylaws in a manner that would adversely affect IIBK or any IIBK shareholder or the transactions contemplated by the merger agreement.

Additional Covenants of IIBK and First Interstate in the Merger Agreement

Agreement Not to Solicit Other Proposals. From the date of the merger agreement until the earlier of the closing of the merger or the termination of the merger agreement, IIBK will not, and will not authorize or permit any of its subsidiaries or any of its subsidiaries’ officers, directors, employees, or any investment banker, financial advisor, attorney, accountant or other representative to, directly or indirectly: (1) solicit, initiate, induce or encourage, or take any action to facilitate, any inquiries, offers, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to, an acquisition proposal by a third party; (2) furnish any confidential or non-public information regarding IIBK, or afford access to any such information or data, to any person in connection with or in response to an acquisition proposal by a third party or an inquiry or indication of interest that would reasonably be expected to lead to such an acquisition proposal; (3) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any person other than First Interstate and First Interstate Bank, regarding an acquisition proposal by a third party; (4) approve, endorse or recommend any acquisition proposal by a third party; (5) release any person from, waive any provisions of, or fail to use its reasonable best efforts to enforce any confidentiality agreement or standstill agreement to which IIBK is a party; or (6) enter into or consummate any agreement, agreement in principle, letter of intent, arrangement or understanding contemplating any acquisition proposal by a third party or requiring IIBK to abandon, terminate or fail to consummate the transactions contemplated by the merger agreement.

An acquisition proposal is a proposal or offer, whether or not in writing, with respect to any of the following:

•	any merger, consolidation, share exchange, business combination or other similar transaction involving IIBK or its subsidiaries;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the consolidated assets of IIBK in a single transaction or series of transactions;

•

any tender offer or exchange offer for 20% or more of the outstanding shares of IIBK capital stock or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith;

•	any transaction that is similar in form, substance or purpose to any of the foregoing transactions or any combination of the foregoing transactions; or

•	any public announcement, notice or regulatory filing or a proposal, plan or intention to do any of the foregoing transactions or any agreement to engage in any of the foregoing transactions.

Despite the agreement of IIBK not to solicit other acquisition proposals, IIBK may generally, negotiate or have discussions with, or provide non-public information to, a third party before the IIBK shareholder meeting, provided that (1) IIBK has not breached its obligations not to seek a third party offer, (2) the IIBK board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to violate the directors’ fiduciary obligations to IIBK’s shareholders under applicable law and (3) the acquisition proposal constitutes or is reasonably expected to result in a superior proposal. Before providing any non-public information to, or entering into discussions with, a third party, IIBK must give First Interstate written notice of the identity of the third party and of IIBK’s intention to furnish non-public information to, or enter into discussion with, such third party and IIBK must enter into a confidentiality agreement with such third party on terms no more favorable to such third party than the confidentiality agreement between First Interstate and IIBK. A “superior proposal” is an unsolicited, bona fide written offer or proposal made by a third party to consummate an acquisition proposal by a third party that: (1) IIBK’s board of directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the shareholders of IIBK than the transactions contemplated by the merger agreement (taking into account all factors relating to such proposed transaction deemed relevant by IIBK’s board of directors, including without limitation, the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, the financing thereof and all other conditions thereto (including any adjustments to the terms and conditions of such transactions proposed by First Interstate and First Interstate Bank in response to such acquisition proposal)); (2) is for 100% of the outstanding shares of IIBK common stock or all or substantially all of the assets of IIBK; and (3) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of such acquisition proposal.

If IIBK receives an acquisition proposal or information request from a third party or enters into negotiations with a third party regarding a superior proposal, IIBK must notify First Interstate orally within one business day, and within two business days in writing, of the receipt of the acquisition proposal or information request and provide First Interstate with information about the third party and its proposal or information request.

Certain Other Covenants. The merger agreement also contains other agreements relating to the conduct of First Interstate and IIBK before consummation of the merger, including but not limited to the following:

•

IIBK, on the one hand, and First Interstate and First Interstate Bank, on the other hand, will promptly advise the other party of (1) any representation or warranty made by it contained in the merger agreement becoming untrue or inaccurate in any material respect or (2) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the merger agreement;

•

IIBK, on the one hand, and First Interstate and First Interstate Bank, on the other hand, will provide each other reasonable access during normal business hours to its books, records, contracts, properties, personnel, information technology systems and such other information relating to the other party as may be reasonably requested, except where such materials relate to (1) matters involving the merger agreement, (2) pending or threatened litigation or investigations if disclosing such information adversely affects the confidential nature of any privilege, (3) matters involving a third party acquisition proposal or (4) confidential supervisory information;

•

IIBK will provide First Interstate Bank with a copy of each report filed with a governmental entity, each periodic report provided to its senior management and all materials relating to its business or operations furnished to its board of directors, each press release and all other information concerning its business, properties and personnel as First Interstate Bank may reasonably request, except where such materials relate to (1) matters involving the merger agreement, (2) pending or threatened litigation or investigations if disclosing such information adversely affects the confidential nature of any privilege, (3) matters involving a third party acquisition proposal or (4) confidential supervisory information;

•

IIBK will meet with representatives of First Interstate and First Interstate Bank on a regular basis to discuss and plan for the conversion of IIBK’s data processing and related electronic information systems;

•

First Interstate, First Interstate Bank and IIBK will cooperate and use their reasonable best efforts to prepare and file within 45 days after the date of the merger agreement all necessary applications, notices and other filings with any governmental entity, the approval of which is required to complete the merger and the other transactions contemplated by the merger agreement;

•

First Interstate, First Interstate Bank and IIBK, and their subsidiaries, will use their reasonable best efforts to obtain all third-party consents that are required to consummate the merger and the other transactions contemplated by the merger agreement;

•

IIBK will take all steps required to exempt First Interstate and First Interstate Bank, the merger agreement and the transactions contemplated by the merger agreement from any provisions of an anti-takeover nature in IIBK’s articles of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state anti-takeover laws;

•

First Interstate, First Interstate Bank and IIBK will use their reasonable best efforts to take promptly all actions and to do promptly all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the merger agreement;

•	First Interstate and IIBK will consult with one another before issuing any press release or otherwise making public statements with respect to the merger;

•

IIBK will take all actions necessary to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable to vote on the merger agreement and the transactions provided for in the merger agreement;

•

IIBK’s board of directors will recommend at its shareholder meeting that the shareholders vote to approve the merger agreement and will use its commercially reasonable efforts to obtain shareholders’ approval (provided, however, that, before the IIBK special meeting, IIBK’s board of directors may, if it concludes in good faith (after consultation with its outside legal advisors) that the failure to do so would be reasonably likely to result in a violation of its fiduciary duties under applicable law, withdraw, modify or change its recommendation that IIBK’s shareholders approve the merger agreement in a manner adverse to First Interstate; provided that before such change in recommendation, IIBK has not breached its obligation not to solicit other acquisition proposals and, if the decision relates to a third party acquisition proposal, IIBK has provided to First Interstate the material terms and conditions of the acquisition proposal or inquiry and given First Interstate the opportunity to revise the merger agreement in light of the third party acquisition proposal;

•

within 45 days following the date of the merger agreement, First Interstate will prepare and file a registration statement, of which this document forms a part, with the SEC registering the shares of First Interstate Class A common stock to be issued in the merger to IIBK shareholders;

•	First Interstate will use its reasonable best efforts to have the registration statement, of which this document forms a part, declared effective by the SEC;

•	First Interstate will take any action required to be taken under applicable state securities laws;

•

before completion of the merger, First Interstate will notify The Nasdaq Stock Market of the additional shares of First Interstate Class A common stock that First Interstate will issue in exchange for shares of IIBK common stock;

•

First Interstate will indemnify IIBK’s and its subsidiaries’ current and former directors, officers and employees to the fullest extent as would have been permitted under Idaho law and the IIBK articles of incorporation and bylaws and advance expenses as incurred to the fullest extent permitted under applicable law;

•

First Interstate will maintain for a period of six years after completion of the merger IIBK’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are no less favorable than the current policy, with respect to acts or omissions occurring after before the effective time of the merger, except that First Interstate is not required to incur in the aggregate an expense greater than 200% of IIBK’s current annual directors’ and officers’ liability insurance premium;

•

IIBK will give First Interstate and First Interstate Bank the opportunity to participate, at its own expense, in the defense or settlement of any shareholder litigation against IIBK and/or its directors relating to the transactions contemplated by the merger agreement, and no such settlement will be agreed to without First Interstate’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); and

•

First Interstate will establish an advisory board to advise First Interstate on its operations in the Coeur d’Alene, Idaho market and generating additional business contacts for First Interstate Bank in the Coeur d’Alene, Idaho market. It is expected that Jack W. Gustavel will be invited to serve on the advisory board.

Representations and Warranties Made by First Interstate, First Interstate Bank and IIBK in the Merger Agreement

First Interstate and First Interstate Bank, on the one hand, and IIBK, on the other hand, have made certain customary representations and warranties to each other in the merger agreement relating to their businesses. The representations and warranties contained in the merger agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by First Interstate, First Interstate Bank or IIBK, including being qualified by disclosures between the parties. These representations and warranties may have been made to allocate risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality that differ from the standard of materiality that an investor may apply when reviewing statements of factual information.

First Interstate and First Interstate Bank, on the one hand, and IIBK, on the other hand, have made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization, qualification and the organizational structure, including corporate matters related to subsidiaries;

•	capitalization, including total outstanding shares and classes of stock;

•

authority relative to execution and delivery of the merger agreement and the absence of conflicts with, violations of, or a default under organizational documents or other obligations as a result of the merger;

•	governmental filings and consents necessary to complete the merger;

•	the timely filing of regulatory and, for First Interstate, securities reports;

•	financial statements;

•	undisclosed liabilities;

•	litigation matters;

•	tax matters;

•	the absence of any event or action that would, or reasonably be expected to, constitute a material adverse effect since June 30, 2018;

•	legal proceedings;

•	the absence of regulatory actions;

•	compliance with applicable laws;

•	the existence, performance and legal effect of certain contracts;

•	intellectual property and IT systems;

•	labor and employee benefit matters;

•	real and personal property;

•	receipt of a fairness opinion;

•	compliance with applicable environmental laws;

•	loan portfolio matters;

•	anti-takeover provisions;

•	insurance matters;

•	corporate documents and records;

•	community reinvestment act and regulatory compliance matters;

•	internal controls; and

•	tax treatment of the merger.

In addition, IIBK has made other representations and warranties about itself to First Interstate as to:

•	brokers or financial advisor fees;

•	material interests of certain persons;

•	indemnificiation matters;

•	investment portfolio matters;

•	related party transactions; and

•	trust accounts.

The representations and warranties of each of First Interstate, First Interstate Bank and IIBK will expire upon the effective time of the merger.

Terminating the Merger Agreement

The merger agreement may be terminated by mutual written consent of First Interstate and IIBK at any time before the completion of the merger. Additionally, subject to conditions and circumstances described in the merger agreement, either First Interstate or IIBK may terminate the merger agreement if, among other things, any of the following occur:

•

IIBK shareholders do not approve the merger agreement at the IIBK special meeting (in the case of IIBK terminating, only if IIBK has complied with certain obligations relating to calling the IIBK special meeting and recommending that the IIBK shareholders approve the merger agreement);

•

any required regulatory approval has been denied and such denial has become final and non-appealable, or a governmental authority or court has issued a final, unappealable order prohibiting consummation of the transactions contemplated by the merger agreement;

•

the merger has not been consummated by May 31, 2019, unless the failure to complete the merger by that time was due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements provided in the merger agreement; or

•

there is a breach by the other party of any covenant or agreement contained in the merger agreement, or any representation or warranty of the other party becomes untrue, in each case such that the conditions to closing would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within 30 days after the giving of written notice to such party of such breach.

First Interstate may also terminate the merger agreement if IIBK breaches its obligations in any material respect regarding the solicitation of other acquisition proposals or submission of the merger agreement to IIBK’s shareholders or if the IIBK board of directors does not publicly recommend in this document that IIBK shareholders approve the merger agreement or withdraws or revises its recommendation in a manner adverse to First Interstate.

IIBK may also terminate the merger agreement:

•

before adoption and approval of the merger agreement by its shareholders, to enter into an agreement with respect to a superior proposal to be acquired by a third party, but only if IIBK’s board of directors has determined in good faith based on the advice of legal counsel that failure to take such action would cause the IIBK board of directors to violate its fiduciary duties and IIBK has not breached its obligations regarding the solicitation of other acquisition proposals; and

•	within the five-day period commencing with the fifth day before the closing date of the merger (which we refer to as the “determination date”), if both of the following conditions have been satisfied:

•

the average daily closing sale prices of a share of First Interstate Class A common stock as reported on the Nasdaq Global Select Market for the 20 consecutive trading days ending on and including the determination date is less than $36.54 (80% of the closing sale price of First Interstate Class A common stock on the third trading date before the date of the first public announcement of the merger agreement); and

•	First Interstate Class A common stock underperforms the KBW Regional Banking Index by more than 20% during the same period.

However, if IIBK chooses to exercise this termination right, First Interstate has the option, within five days of receipt of notice from IIBK, to adjust the merger consideration and prevent termination under this provision.

Termination Fee

The merger agreement requires IIBK to pay First Interstate a fee of $6.8 million if IIBK terminates the merger agreement to enter into an agreement with respect to a superior proposal. Additionally, IIBK must pay the termination fee if First Interstate terminates the merger agreement as a result of a breach by IIBK of its covenants regarding acquisition proposals or its obligation to submit the merger agreement to its shareholders, or if IIBK’s board of directors fails to recommend approval of the merger agreement or, after recommending the approval of the merger agreement, it withdraws, modifies or changes its recommendation, so long as at the time of such termination First Interstate is not in material breach of any representation, warranty, or material covenant contained in the merger agreement.

If (1) First Interstate terminates the merger agreement because IIBK breaches a covenant or agreement or if any representation or warranty of IIBK has become untrue and such breach or untrue representation or warranty has not been or cannot be cured within 30 days following written notice to IIBK and such breach giving rise to such termination was knowing and intentional, or (2) either party terminates the merger agreement because IIBK’s shareholders fail to approve and adopt the merger agreement, then IIBK must pay the termination fee if (a) an acquisition proposal was publicly announced (i) before the termination of the merger agreement if terminated in accordance with (1) above, or (ii) before IIBK’s shareholders meeting if terminated in accordance with (2), above, and (b) within 12 months after termination of the merger agreement, IIBK consummates or enters into an agreement with respect to an acquisition proposal.

Expenses

Each of First Interstate and First Interstate Bank, on the one hand, and IIBK, on the other hand, will pay its own costs and expenses incurred in connection with the merger.

Changing the Terms of the Agreement and Plan of Merger

Before the completion of the merger, First Interstate and First Interstate Bank, on the one hand, and IIBK, on the other hand, may agree to waive, amend or modify any provision of the merger agreement. However, after the vote by IIBK shareholders, First Interstate, First Interstate Bank and IIBK can make no amendment or modification that would reduce the amount or alter or change the kind of consideration to be received by IIBK’s shareholders or that would contravene any provisions of the Montana Business Corporation Act (“MBCA”) or applicable state and federal banking laws, rules and regulations.

Voting Agreements

Each of IIBK’s directors and certain executive officers, in their individual capacity as an IIBK shareholder, have entered into a separate voting agreement with First Interstate and First Interstate Bank, pursuant to which each such director and executive officer has agreed to vote all shares of IIBK common stock over which he or she exercises sole or shared dispositive and voting rights in favor of the approval of the merger agreement and certain related matters and against alternative transactions. Under the voting agreements, IIBK’s directors and executive officers may not, without the prior written consent of First Interstate, transfer any of their shares of IIBK common stock except for certain limited purposes described in the voting agreements. These voting agreements will terminate if the merger agreement is terminated. As of the January 31, 2019, shares constituting approximately 18.7% of the voting power of IIBK common stock were subject to the voting agreements.

Non-Competition and Non-Solicitation Agreements

Each director and executive officer of IIBK has entered into an agreement in which they agree, among other things, not to compete against First Interstate and First Interstate Bank in Idaho, not to solicit employees or customers and not to disparage First Interstate or its directors, officers or employees.

Dissenters’ Rights of Appraisal

Under the Idaho Bank Act, IIBK shareholders are entitled to exercise dissenters’ rights and to receive the fair value in cash of their shares of IIBK common stock if they fully comply with the provisions of the Idaho Bank Act relating to dissenters’ rights, if the merger agreement is approved and the merger is consummated. As noted previously, First Interstate may terminate the merger agreement if holders of 10% or more of the outstanding shares of IIBK common stock propose to exercise dissenters’ rights with respect to the merger. The following summary of the Idaho Bank Act provisions with respect to dissenters’ rights is qualified in its entirety by reference to those statutes. Shareholders anticipating exercising dissenters’ rights with respect to the merger are strongly encouraged to consult their legal counsel and tax, financial or other appropriate advisors.

To exercise dissenters’ rights, you must vote against the merger agreement. You may vote any or all of your shares against the merger. However, if you vote less than all of your shares against the merger, you may only exercise your dissenter’s rights as to those shares that were voted against the merger. You must also make written demand to First Interstate Bank within thirty days after the effective date of the merger, accompanied by the surrender of the stock certificates. The written demand should be sent to the following address:

First Interstate Bank

401 North 31st Street

Billings, Montana 59101

Attn: Corporate Secretary

The value of your shares will be determined, as of the date of the shareholders’ meeting by appraisers, one selected by the vote of the owners of two-thirds of the shares involved at a meeting called by the Idaho Director of Finance on ten days’ notice, one by the board of directors of First Interstate Bank, and the third by the two appraisers so chosen. The valuation agreed upon by any two appraisers shall govern.

The failure of an IIBK shareholder to comply strictly with the Idaho statutory requirements will result in a loss of dissenters’ rights. A copy of the relevant statutory provisions is attached as Annex B. You should refer to this appendix for a complete statement concerning dissenters’ rights and the foregoing summary of such rights is qualified in its entirety by reference to that annex.

DESCRIPTION OF FIRST INTERSTATE CAPITAL STOCK

As a result of the merger, IIBK shareholders will become First Interstate shareholders. Your rights as a shareholder of First Interstate will be governed by the MBCA, First Interstate’s amended and restated articles of incorporation and First Interstate’s bylaws. The following summary describes the material terms of First Interstate’s capital stock and is subject to, and qualified by, First Interstate’s amended and restated articles of incorporation and bylaws and Montana law. We urge you to read the applicable provisions of the MBCA, First Interstate’s amended and restated articles of incorporation and First Interstate’s bylaws. Copies of First Interstate’s governing documents have been filed with the SEC. See “Where You Can Find More Information” as to how to obtain a copy of First Interstate’s articles of incorporation and bylaws.

General

First Interstate’s amended and restated articles of incorporation provide for two classes of common stock: First Interstate Class A common stock, which has one vote per share, and First Interstate Class B common stock, which has five votes per share. Any holder of First Interstate Class B common stock may at any time convert his or her shares into shares of First Interstate Class A common stock on a share-for-share basis. The shares of First Interstate Class B common stock will be automatically converted into shares of First Interstate Class A common stock on a share-for-share basis:

•

when the aggregate number of shares of First Interstate Class B common stock outstanding as of the record date for any meeting of First Interstate shareholders is less than 20% of the aggregate number of shares of First Interstate Class A common stock and First Interstate Class B common stock then outstanding; or

•	upon any transfer, whether or not for value, except for permitted transfers as set forth in First Interstate’s articles of incorporation and described below.

The shares of First Interstate Class B common stock are generally non-transferable, except in connection with a permitted transfer as set forth in First Interstate’s amended and restated articles of incorporation and described below. The rights of the two classes of First Interstate’s common stock are otherwise identical.

First Interstate’s authorized capital stock consists of 200,100,000 shares, each with no par value per share, of which:

•	100,000,000 shares are designated as First Interstate Class A common stock;

•	100,000,000 shares are designated as First Interstate Class B common stock; and

•	100,000 shares are designated as preferred stock.

At January 31, 2019, First Interstate had issued and outstanding 38,179,174 shares of First Interstate Class A common stock and 22,451,963 shares of First Interstate Class B common stock. At January 31, 2019, First Interstate also had outstanding stock options to purchase an aggregate of 330,437 shares of First Interstate Class A common stock. There were no outstanding shares of First Interstate preferred stock at January 31, 2019.

Common Stock

Dividends. The holders of First Interstate Class A common stock and First Interstate Class B common stock are entitled to share equally, on a per share basis, in any dividends that First Interstate’s board of directors may declare from time to time from legally available funds, subject to limitations under Montana law and the preferential rights of holders of any outstanding shares of preferred stock. If a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of First Interstate Class A common stock will be entitled to receive First Interstate Class A common stock, or rights to acquire First Interstate Class A common stock, as the case may be, and the holders of First Interstate Class B common stock will be entitled to receive shares of First Interstate Class B common stock, or rights to acquire First Interstate Class B common stock, as the case may be. First Interstate is not subject to regulatory restrictions on the payment of dividends. However, its ability to pay dividends may depend, in part, upon dividends it receives from First Interstate Bank. Applicable regulations limit dividends and other distributions by First Interstate Bank.

Voting Rights. The holders of First Interstate common stock possess exclusive voting rights. The holders of First Interstate Class A common stock are entitled to one vote per share and the holders of First Interstate Class B common stock are entitled to five votes per share on any matter to be voted upon by the shareholders. Holders of First Interstate Class A common stock and First Interstate Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law or First Interstate’s articles of incorporation.

First Interstate’s amended and restated articles of incorporation provide that it may not, without first obtaining the affirmative vote of the holders of a majority of the outstanding shares of First Interstate Class A common stock and First Interstate Class B common stock, each voting as a separate class, issue any additional shares of First Interstate Class B common stock, subject to certain exceptions. The holders of First Interstate common stock are not entitled to cumulative voting rights with respect to the election of directors. Directors will be elected by a majority of the voting power of the shares of First Interstate capital stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Liquidation. Upon liquidation, dissolution or winding up of First Interstate, the holders of First Interstate Class A common stock and First Interstate Class B common stock are entitled to share equally, on a per share basis, in all First Interstate’s assets available for distribution after payment or provision for payment of all its debts and liabilities. If First Interstate issues preferred stock, the holders of First Interstate preferred stock may have a priority over the holders of First Interstate common stock upon liquidation or dissolution.

Conversion. First Interstate Class A common stock is not convertible into any other shares of First Interstate’s capital stock. Each share of First Interstate Class B common stock is convertible at any time, at the option of the holder, into one share of First Interstate Class A common stock. However, each share of First Interstate Class B common stock will convert automatically into one share of First Interstate Class A common stock upon certain transfers that are not permitted under First Interstate’s amended and restated articles of incorporation. See “—Transfer” below. Once converted into First Interstate Class A common stock, the First Interstate Class B common stock cannot be reissued.

Transfer. Outstanding shares of First Interstate Class B common stock are subject to transfer restrictions under First Interstate’s amended and restated articles of incorporation, limiting their transfer principally to: (1) the holder’s spouse; (2) certain of the holder’s relatives; (3) estates, trusts or other fiduciary arrangements established for the benefit of a holder of First Interstate Class B common stock; (4) certain charitable remainder trusts; provided that the noncharitable beneficiary of any such trust is one or more of the individuals or fiduciary arrangements set forth in (1) through (3) above; and (5) corporations and partnerships wholly-owned by holders of First Interstate Class B common stock and/or any one or more of the individuals or fiduciary arrangements set forth in (1) through (3) above. Furthermore, the First Interstate Class B common stock is not listed on The Nasdaq Stock Market or any other exchange, and there is no trading market for the First Interstate Class B common stock.

Shares of First Interstate Class B common stock will convert automatically into shares of First Interstate Class A common stock if they are transferred to any party who is not an eligible transferee as described in the preceding paragraph and set forth in First Interstate’s amended and restated articles of incorporation.

Subdivision; Combination. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Preemptive Rights. The holders of First Interstate common stock do not have any preemptive rights.

Preferred Stock

First Interstate’s board of directors is authorized, without approval of the holders of First Interstate Class A common stock or First Interstate Class B common stock, to issue preferred stock from time to time in one or more series in such number and with such designations, preferences, powers and other special rights as may be stated in the resolution providing for such preferred stock. The issuance of First Interstate preferred stock with voting, dividend, liquidation and conversion rights could dilute the voting strength of the holders of First Interstate common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Anti-Takeover Considerations and Provisions of First Interstate’s Articles, Bylaws and Montana Law

A number of provisions of First Interstate’s amended and restated articles of incorporation and bylaws concern matters of corporate governance and the rights of First Interstate’s shareholders. Certain of these provisions may have an anti-takeover effect by discouraging takeover attempts not first approved by First Interstate’s board of directors, including takeovers that may be considered by some of First Interstate’s shareholders to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of First Interstate Class A common stock, which may result from actual or rumored takeover attempts, may be inhibited. Such provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders, even if such removal or assumption would be viewed by First Interstate’s shareholders as beneficial to their interests. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if such a transaction could be viewed by First Interstate’s shareholders as beneficial to their interests and could potentially depress the market price of First Interstate Class A common stock. First Interstate’s board of directors believes that these provisions are appropriate to protect First Interstate’s interests and the interests of First Interstate’s shareholders.

Preferred Stock. First Interstate’s board of directors may from time to time authorize the issuance of one or more classes or series of preferred stock without shareholder approval. Subject to the provisions of First

Interstate’s articles of incorporation, limitations prescribed by law and the rules of The Nasdaq Stock Market, if applicable, First Interstate’s board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series and provide or change the voting powers, designations, qualifications, limitations or restrictions on shares of First Interstate’s preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation, dissolution and winding-up preferences, in each case without any action or vote by First Interstate’s shareholders.

One of the effects of undesignated preferred stock may be to enable First Interstate’s board of directors to discourage an attempt to obtain control of First Interstate by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of holders of First Interstate Class A common stock and First Interstate Class B common stock by, among other things:

•	restricting dividends on either or both classes of common stock;

•	diluting the voting power of either or both classes of common stock;

•	impairing the liquidation rights of either or both classes of common stock;

•	delaying or preventing a change in control without further action by the shareholders; or

•	decreasing the market price of either or both classes of common stock.

Meetings of Shareholders. First Interstate’s bylaws provide that annual meetings of First Interstate’s shareholders will be held at such time as is determined by First Interstate’s board of directors to elect directors and for the transaction of any other business as may come before the annual meeting. First Interstate’s amended and restated articles of incorporation provide that special meetings of shareholders may be called by (1) First Interstate’s board of directors, (2) the Chairman of First Interstate’s board of directors, (3) the Chief Executive Officer of First Interstate, or (4) a holder, or a group of holders, of common stock holding more than 10% of the total voting power of the outstanding shares of First Interstate capital stock then entitled to vote.

Advance Notice Provisions. First Interstate’s bylaws provide that nominations for directors may not be made by shareholders at any special meeting thereof unless the shareholders intending to make a nomination notifies First Interstate of its intention a specified number of days in advance of the meeting and furnishes to First Interstate certain information regarding itself and the intended nominee. First Interstate’s bylaws also require a shareholder to provide written demand to the First Interstate secretary and must describe the purpose for which the special meeting is to be held. Only business within the purposes described in the notice of the meeting may be conducted at a special meeting. These provisions could delay shareholder actions that are favored by the holders of a majority of First Interstate’s outstanding capital stock until the next shareholders’ meeting.

Filling of Board Vacancies. Unless First Interstate’s board of directors otherwise determines or is otherwise required by applicable law, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by the shareholders may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of First Interstate’s board of directors, or by a sole remaining director. Each such director will hold office until the next election of directors and until such director’s successor is elected and qualified.

Amendment of the First Interstate Amended and Restated Articles of Incorporation. First Interstate’s amended and restated articles of incorporation may be amended in the manner allowed under the MBCA; however, the affirmative vote of the holders of at least 70% of the outstanding shares of the First Interstate Class A common stock, voting separately as a class, is required to amend or repeal any of the provisions in the amended and restated articles of incorporation of First Interstate relating to First Interstate common stock, a change in control transaction or a Class B acquisition transaction (each as defined in the First Interstate amended and restated articles of incorporation).

Amendment of the First Interstate Bylaws. First Interstate’s amended and restated articles of incorporation provide that the First Interstate bylaws may be adopted, altered, amended or repealed by First

Interstate’s board of directors upon the affirmative vote of at least a majority of the directors then in office. First Interstate’s amended and restated articles of incorporation also provide that the bylaws may be adopted, amended, or repealed by a majority of the voting power of the shareholders entitled to vote.

Change in Control. First Interstate’s amended and restated articles of incorporation provide for certain voting thresholds needed to consummate a change in control transaction (as defined in the First Interstate amended and restated articles of incorporation). Accordingly, if First Interstate proposes to engage in a change in control transaction in which holders of First Interstate Class A common stock and First Interstate Class B common stock will receive different consideration, First Interstate will need to obtain, in addition to any shareholder approval required by the MBCA and the First Interstate amended and restated articles of incorporation, the approval of at least 70% of the outstanding shares of First Interstate Class A common stock, voting separately as a single class.

In addition, if First Interstate proposes to merge into another corporation and in the twelve months before such merger the acquiring company acquired any shares of First Interstate Class B common stock, then such merger transaction will require the affirmative vote of 70% of the outstanding shares of First Interstate Class A common stock, voting separately as a single class, unless the holders of the First Interstate Class A common stock and First Interstate Class B common stock receive the same consideration for their shares in the merger and the merger consideration paid is at least equal to the highest amount paid by the acquiring corporation for the First Interstate Class B common stock.

Transactions with Interested Shareholders. First Interstate cannot merge with or sell any material assets to any shareholder of First Interstate Class B common stock unless such transaction is approved by a majority of the disinterested directors on First Interstate’s board of directors and the holders of a majority of the shares of First Interstate Class A common stock, voting separately as a single class.

No Cumulative Voting. The MBCA provides that shareholders are not entitled to cumulate votes in the election of directors unless First Interstate’s articles of incorporation provide otherwise. First Interstate’s amended and restated articles of incorporation prohibit cumulative voting.

Dual Class Structure

As discussed above, First Interstate Class B common stock is entitled to five votes per share, while First Interstate Class A common stock is entitled to one vote per share. First Interstate Class A common stock is the class of stock to be issued to IIBK shareholders in the merger and is the only class of First Interstate’s capital stock that is publicly traded. As of January 31, 2019, members of the Scott family held 21,285,014 shares of First Interstate Class B common stock and, therefore, controlled in excess of 71% of the voting power of First Interstate’s outstanding stock. As a result, the Scott family will be able to exert a significant degree of influence or actual control over First Interstate’s management and affairs and over matters requiring shareholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of First Interstate’s assets and any other significant transaction. This concentrated control will limit the ability of other shareholders to influence corporate matters and the interests of the Scott family may not always coincide with First Interstate’s interests or the interests of other shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for First Interstate’s common stock is American Stock Transfer & Trust Company, LLC.

Restrictions on Ownership

Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire “control” of a bank holding company or a bank. An acquisition of “control” can occur upon the acquisition of ten percent or more of the voting stock of a bank holding company or depository institution or as otherwise defined by the Federal Reserve Board. Under the Change in Bank Control Act, the Federal Reserve Board has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a bank holding company.

COMPARISON OF RIGHTS OF SHAREHOLDERS

The rights of shareholders of First Interstate are currently governed by First Interstate’s amended and restated articles of incorporation, bylaws and the MBCA. The rights of shareholders of IIBK are currently governed by IIBK’s articles of incorporation, bylaws and the Idaho Bank Act. If the merger is completed, IIBK shareholders will become First Interstate shareholders and their rights will likewise be governed by First Interstate’s amended and restated articles of incorporation, First Interstate’s bylaws and the MBCA.

The following summary compares the rights of an IIBK shareholder and the rights of a shareholder of First Interstate. The following summary is not a complete statement of the differences between the rights of IIBK shareholders and the rights of First Interstate shareholders and is qualified in its entirety by reference to the articles of incorporation and bylaws of each corporation. Copies of First Interstate’s amended and restated articles of incorporation and bylaws are on file with the SEC and are available on written request addressed to Kirk D. Jensen, General Counsel, First Interstate BancSystem, Inc., 401 North 31st Street, Billings, Montana 59101.

Authorized Stock
First Interstate	IIBK

•  First Interstate’s articles of incorporation authorize 200,100,000 shares of capital stock, consisting of 100,000,000 shares of First Interstate Class A common stock, no par value per share, 100,000,000 shares of First Interstate Class B common stock, no par value per share, and 100,000 shares of preferred stock, no par value per share.

•  As of January 31, 2019, there were 38,179,174 shares of First Interstate Class A common stock issued and outstanding and 22,451,963 shares of First Interstate Class B common stock issued and outstanding.

•  As of January 31, 2019, there were no shares of First Interstate preferred stock issued and outstanding.

•  IIBK’s articles of incorporation authorize 20,000,000 shares of common stock and 10,000,000 shares of preferred stock.

•  As of January 31, 2019, there were 7,742,982 shares of IIBK common stock issued and outstanding.

•  As of January 31, 2019, there were no shares of IIBK preferred stock issued and outstanding.

Voting Rights
First Interstate	IIBK

•  Same provisions as IIBK with respect to cumulative voting.

•  Each share of First Interstate Class A common stock is entitled to one vote per share. Each share of First Interstate Class B common stock is entitled to five votes per share.

•  IIBK’s articles of incorporation do not provide for cumulative voting by shareholders in the election of directors.

•  IIBK’s bylaws provide that each shareholder is entitled to one vote for each share of stock held by such shareholder.

Preemptive Rights
First Interstate	IIBK
• No holder of any stock has any preemptive rights to subscribe for or purchase any stock other than as First Interstate’s board of directors, in its sole discretion, may determine.	• No holders of any stock have any preemptive rights to subscribe for or purchase any stock.

Required Vote for Authorization of Certain Actions
First Interstate	IIBK

•  Under the MBCA, a two-thirds vote is generally required for approval of mergers or share exchanges, unless otherwise provided in a company’s articles of incorporation. First Interstate’s amended and restated articles of incorporation provide that, if First Interstate proposes to engage in a change in control transaction in which holders of First Interstate Class A common stock and First Interstate Class B common stock will receive different consideration, First Interstate will need to obtain, in addition to any shareholder approval required by the MBCA and the First Interstate amended and restated articles of incorporation, the approval of at least 70% of the outstanding shares of First Interstate Class A common stock, voting separately as a single class.

•  If First Interstate proposes to merge into another corporation and in the twelve months before such merger the acquiring company acquired any shares of First Interstate Class B common stock, then such merger transaction will require the affirmative vote of 70% of the outstanding shares of First Interstate Class A common stock, voting separately as a single class, unless the holders of the First Interstate Class A common stock and First Interstate Class B common stock receive the same consideration for their shares in the merger and the merger consideration paid is at least equal to the highest amount paid by the acquiring corporation for the First Interstate Class B common stock.

•  Under Idaho law, a merger or share exchange requires the affirmative vote of at least a majority of the votes cast at a meeting at which a quorum consisting of at least a majority of the outstanding shares of IIBK common stock is present.

Required Vote for Authorization of Business Combinations with Interested Shareholders
First Interstate	IIBK

•  First Interstate cannot merge with or sell any material assets to any shareholder of First Interstate Class B common stock unless such transaction is approved by a majority of the disinterested directors on First Interstate’s board of directors and the holders of a majority of the

• IIBK has no similar restriction on business combinations with interested shareholders.

shares of First Interstate Class A common stock, voting separately as a single class.

Dissenters’ Rights
First Interstate	IIBK

•  Under the MBCA, First Interstate shareholders are entitled to exercise dissenters’ rights and to receive payment of the fair value of their shares of First Interstate common stock if they fully comply with the provisions of the MBCA relating to dissenters’ rights. Corporate actions that entitle First Interstate shareholders to exercise their dissenters’ rights include, but are not limited to, (1) mergers that require shareholder approval to be consummated, (2) amendments to the articles of incorporation that materially and adversely affect certain shareholder rights and (3) any corporate action taken pursuant to a shareholder vote (to the extent the articles of incorporation, bylaws or a resolution of the board provides that voting or nonvoting shareholders are entitled to dissent and to obtain payment for their shares).

•  Under the Idaho Bank Act, IIBK shareholders are entitled to exercise dissenters’ rights and to receive the fair value in cash of their shares of IIBK common stock if they fully comply with the provisions of the Idaho Bank Act relating to dissenters’ rights. Corporate actions that entitle IIBK shareholders to exercise their dissenters’ rights include: (1) a merger that results in a state bank; (2) a conversion of an Idaho state bank into a national bank; or (3) a sale of all or substantially all of the bank’s assets.

Dividends
First Interstate	IIBK

•  Under the MBCA, First Interstate may not declare a dividend if, after giving it effect: (1) First Interstate would not be able to pay its debts as they become due in the usual course of business; or (2) First Interstate’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The holders of First Interstate Class A common stock and First Interstate Class B common stock are entitled to share equally, on a per share basis, in any dividends that First Interstate’s board of directors may declare from time to time from legally available funds, subject to limitations under Montana law and the preferential rights of holders of any outstanding shares of preferred stock.

•  Under the Idaho Bank Act, IIBK may not declare a dividend until a surplus equal to 20% of the paid-in capital stock of IIBK has been built up. Thereafter, subject to further limitations, IIBK’s board of directors may declare a dividend of so much of its net profits as it deems; but before any such dividend is declared or paid, not less than one-fifth of IIBK’s net profits for such period as is covered by the dividend are carried to the surplus fund until such surplus fund amounts to 50% of the paid-in common stock.

Indemnification of Directors and Officers and Limitation of Liability
• First Interstate’s amended and restated articles of incorporation provides that it will indemnify to the fullest extent permitted by the MBCA any officer or director made or threatened to be made	• IIBK’s articles of incorporation provide that it will indemnify to the fullest extent permitted by applicable law any officer or director made or threatened to be made a party to an action or a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, or she is or was a director, officer, employee or agent of First Interstate or any predecessor to First Interstate or serves or served at any other enterprise as a director, officer, employee or agent at the request of First Interstate or any predecessor to First Interstate.

•  First Interstate’s bylaws further provide that it will indemnify to the fullest extent permitted by law any person who was or is a party or threatened to be a party to a proceeding or threatened proceeding by reason of the fact that such person is or was a director or officer of First Interstate or is or was serving as a director or officer serving at the request of First Interstate as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees), judgments, fines and settlements reasonably incurred by the indemnitee. Such indemnification is only permitted if (1) the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, the indemnitee had no reasonable cause to believe the conduct was unlawful and (2) the indemnification is properly authorized by First Interstate according to the procedures set forth in its bylaws. Furthermore, no indemnification for actions by or in the right of the corporation is permitted in respect of any claim, issue or matter as to which the indemnitee has been adjudged liable to First Interstate, unless and only to the extent the applicable court determines the indemnitee is fairly and reasonably entitled to indemnification for expenses as the court deems proper.

•  Expenses reasonably incurred by an indemnitee will be paid in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding upon receipt by First Interstate of an statement that the indemnitee has met the applicable standard of conduct to be entitled to indemnification and an undertaking by such indemnitee that he or she will repay the advanced expenses should it ultimately be determined that the he or she is not proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, or she is or was a director, officer, employee or agent of IIBK or serves or served at any other organization in any such capacity at the request of IIBK.

•  IIBK’s articles of incorporation provide that expenses (including attorneys’ fees) incurred in defending a civil or criminal action, suit or proceeding must be paid by IIBK in advance of the final disposition of such action, suit or proceeding. The director, officer, employee or agent must repay such amount, however, if it is ultimately determined that he is not entitled to be indemnified by IIBK.

•  IIBK’s articles of incorporation provide that IIBK may, upon the affirmative vote of a majority of its board of directors, purchase insurance for the purpose of indemnifying its directors, officers, other employees and agents.

•  IIBK’s articles of incorporation include a provision that eliminates its directors’ and executive officers’ personal liability to IIBK or its shareholders for breach of fiduciary duty as a director to the fullest extent permitted by law.

entitled to indemnification by First Interstate. Indemnification of and advancement of expenses to employees and agents of First Interstate is permitted to the fullest extent not prohibited by the MBCA or by any other applicable law.

•  Under First Interstate’s bylaws, First Interstate may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of First Interstate, or is or was a director, officer, employee or agent of First Interstate serving at the request of First Interstate as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against liability incurred by the insured in any such capacity or arising out of such status of the insured, whether or not First Interstate would have the power or obligation to indemnify the insured against liability under the provisions of First Interstate’s bylaws.

•  First Interstate’s amended and restated articles of incorporation include a provision that eliminates its directors’ personal liability to First Interstate or its shareholders for breach of fiduciary duty as a director to the fullest extent permitted by law.

Shareholders’ Meetings
First Interstate	IIBK

•  Notice of a meeting must be delivered and, in the case of a special meeting, a description of its purpose, no fewer than 10 days and no more than 60 days before the meeting to each shareholder entitled to vote.

•  Special meetings of shareholders may be called by (1) the board of directors, (2) the Chairman of the board of directors, (3) the Chief Executive Officer (or, in the absence of a Chief Executive Officer, its President) or (4) a holder, or a group of holders, of common stock holding more than 10% of the total voting power of the outstanding shares of capital stock.

•  For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not more than 70 days nor less than 10 days before the meeting.

•  To nominate a director or propose new business, shareholders must give written notice to the secretary not less than the close of business on

•  Notice of a meeting must be delivered no fewer than 10 days before the meeting to each shareholder of record entitled to vote.

•  Special meetings of shareholders may be called by (1) the board of directors or (2) a holder, or a group of holders, of common stock holding more than 20% of the stock of IIBK.

•  For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not more than 60 days nor less than 10 days before the meeting.

•  IIBK’s articles and bylaws do not provide for how or when shareholders can propose new business. The articles state that to nominate a director for election, a shareholder of any outstanding class of capital stock entitled to vote for election of directors may deliver a written nomination to the president of the bank and the director of the Idaho Department not less than fourteen days or more than fifty days prior to the the 90th day nor earlier than the close of business on the 120th day before the anniversary of the preceding year’s annual shareholders’ meeting; provided, however, if no shareholders meeting was held in the prior year or the annual meeting is called for a date that is not within 30 days of such anniversary date, notice of the nomination is required to be delivered no later than the 10th day following the date on which notice of the meeting was mailed or made public, whichever occurs first. Each notice given by a shareholder with respect to a nomination to the board of directors or proposal for new business must be in writing and include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

meeting called for the election of directors. However, if less than twenty-one days’ notice of the meeting is given to shareholders, the nomination may be delivered no later than the close of business on the seventh day following the day on which the notice of meeting was mailed.

Action by Shareholders Without a Meeting
First Interstate	IIBK

•  First Interstate’s bylaws require that any action to be taken by the shareholders of First Interstate must be taken at a duly called meeting of shareholders and may not be taken by any consent in writing by such shareholders, unless provided by applicable law.

•  Under Idaho law, an action required or permitted to be approved by IIBK’s shareholders at a meeting may be approved without a meeting or a vote if the action is approved by all shareholders entitled to vote on the action and is evidenced in writing.

Board of Directors
First Interstate	IIBK

•  First Interstate’s bylaws state that the number of directors constituting the board of directors will be no less than five and no more than 18, with the exact number to be determined from time to time by the board of directors. There are currently 15 members of First Interstate’s board of directors.

•  IIBK’s articles of incorporation state that the number of directors comprising the board of directors will be from five to fifteen, with the exact number to be fixed from time to time by resolution of IIBK’s shareholders. There are currently six members of IIBK’s board of directors.

•  First Interstate’s board of directors is divided into three classes, with each class as nearly equal in number as possible. The term of office of each class of director is three years. Each director holds office until the expiration of such director’s term or until a director dies, resigns or is removed. At each annual meeting, the number of directors equal to the number of the class whose term expires at the time of such meeting are elected to hold office.

•  First Interstate’s bylaws provide that vacancies on the board of directors will be filled by a vote of a majority of the remaining directors. Any director elected to fill a vacancy will hold office

•  IIBK’s board of directors is not classified and each director is elected for a one-year term. Each director holds office until the next annual meeting, unless earlier removed, and until his or her successor has been elected and qualified.

•  IIBK’s articles of incorporation provide that vacancies on the board of directors will be filled by a vote of a majority of the remaining directors.

•  Under Idaho law, shareholders may remove directors (only at a meeting called for such purpose) with or without cause unless the articles of incorporation provide that directors may be for the remainder of the full term of the class of directors in which the vacancy occurred.

•  Under First Interstate’s bylaws, any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of capital stock then entitled to vote in the election of directors.

removed only for cause. IIBK’s articles of incorporation do not address removal of directors.

Amendment of the Bylaws
First Interstate	IIBK

•  First Interstate’s bylaws may be amended or repealed by a majority vote of the board of directors. First Interstate’s bylaws may also be amended upon a majority vote of the outstanding shares of capital stock entitled to vote.

•  IIBK’s bylaws may be amended, altered or repealed by the board of directors by a vote of a majority of the total number of directors. The shareholders also may amend or repeal the bylaws in the manner allowed under the Idaho law.

Amendment of the Articles of Incorporation
First Interstate	IIBK

•  First Interstate’s amended and restated articles of incorporation may be amended in the manner allowed under the MBCA; however, the amendment of any of the provisions relating to First Interstate common stock, a Change in Control Transaction or a Class B Acquisition Transaction will require the vote of 70% of the outstanding shares of the First Interstate Class A common stock, voting separately as a class.

•  IIBK’s articles of incorporation may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of IIBK. No proposed amendment will be effective until approved by the Director of the Idaho Department.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

Board of Directors

Upon the completion of the merger, First Interstate’s and First Interstate Bank’s board of directors will consist of all the current directors of First Interstate and First Interstate Bank, respectively.

For information regarding the current directors of First Interstate, executive compensation and relationships and related transactions, see First Interstate’s proxy statement for the 2018 annual meeting of shareholders and its Annual Report on Form 10-K filed with the SEC, which are incorporated by reference in this document. See “Where I Can Find More Information.”

Management

The existing executive officers of First Interstate and First Interstate Bank will not change as a result of the merger.

Operations

While there can be no assurance as to the achievement of business and financial goals, First Interstate currently expects to achieve cost savings equal to approximately 56% of IIBK’s current annualized non-interest expenses (excluding one-time non-recurring costs in 2018 identified by IIBK) through the elimination of redundant senior and executive management and other operating efficiencies (such as the elimination of duplicative data processing services). See “Cautionary Statement About Forward-Looking Statements.”

MARKET PRICE AND DIVIDEND INFORMATION

First Interstate Class A common stock is listed on the Nasdaq Global Select Market under the symbol “FIBK.” IIBK common stock is listed on the OTC Market’s Pink Market Place under the symbol “IIBK.”

The high and low trading prices for First Interstate Class A common stock as of October 11, 2018, the last trading day immediately before the public announcement of the merger, were $46.15 and $44.61, respectively. The high and low trading prices for IIBK common stock as of October 11, 2018, the last trading day immediately before the public announcement of the merger, were $14.95 and $14.80, respectively.

You should obtain current market quotations for First Interstate Class A common stock as the market price of First Interstate Class A common stock will fluctuate between the date of this document and the date on which the merger is completed. You can get these quotations from a newspaper, on the internet or by calling your broker.

Changes in the market price of First Interstate Class A common stock before the completion of the merger will affect the value of the merger consideration that IIBK shareholders will be entitled to receive upon completion of the merger.

As of January 31, 2019, there were approximately 1,055 holders of record of First Interstate Class A common stock. As of January 31, 2019, there were approximately 446 holders of record of IIBK common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Following the merger, the declaration of dividends will be at the discretion of First Interstate’s board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of First Interstate, applicable state law and government regulations and other factors deemed relevant by First Interstate’s board of directors.

STOCK OWNERSHIP OF IIBK

The following table sets forth the number of shares of IIBK common stock beneficially owned by any person (including any group) who is known to IIBK to be the beneficial owner of more than five percent of IIBK’s class of common stock, each director and executive officer of IIBK, and all directors and executive officers of IIBK as a group. Beneficial ownership is shown as of January 31, 2019, and is based on 7,742,982 shares of IIBK common stock outstanding as of January 31, 2019. Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. A security holder also is deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date, such as through the exercise of stock options or the conversion of a security. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them. The address at which to contact each of IIBK’s directors and executive officers is “care of Idaho Independent Bank, 1260 W. Riverstone Drive, Coeur d’Alene, Idaho 83814.”

Name	Amount and Nature of Beneficial Ownership		Percent of Class
Directors and Executive Officers:
Richard D’Ambrosio	13,500	(1)	*	%
Roy L. Eiguren	14,093		*
Jack W. Gustavel	1,041,348	(2)	13.45
Kurt R. Gustavel	325,926	(3)	4.16
Jerald J. Jaeger	213,158	(4)	2.74
Paul H. Montreuil	42,000	(5)	*
Alicia A. Ritter	15,825	(6)	*
All directors and executive officers as a group (7 persons)	1,665,850		21.51

Beneficial owner of more than 5%:
Kootenai Tribe of Idaho	588,236		7.60%

*	Less than 1%.
(1)	Includes 13,000 options to acquire shares of IIBK common stock.
(2)

Includes 236,233 shares owned by Wynn Investments, LLC of which Mr. Gustavel serves as Manager, 113,375 shares owned by the Gustavel Family Irrevocable Trust of which Mr. Gustavel is the Trustee, 96,455 shares owned by Gustavel, LLC of which Mr. Gustavel serves as Manager, approximately 52,660 shares held by Mr. Gustavel’s 401(k) plan, 193,099 shares owned by the Gustavel Irrevocable Grandchildrens Trust of which Mr. Gustavel disclaims ownership, and 28,211 shares owned by the Gustavel Irrevocable Great-Grandchildrens Trust of which Mr. Gustavel disclaims ownership.

(3)	Includes 100,000 options to acquire shares of IIBK common stock, 1,986 shares owned by his two minor sons, and approximately 42,724 shares held by Mr. Gustavel’s 401(k) plan.
(4)	Includes 23,500 options to acquire shares of IIBK common stock.
(5)	Includes 22,500 options to acquire shares of IIBK common stock.
(6)	Includes 15,500 options to acquire shares of IIBK common stock.

LEGAL MATTERS

The validity of the First Interstate Class A common stock to be issued in the proposed merger has been passed upon for First Interstate by Luse Gorman, PC, Washington, D.C. Certain material U.S. federal income taxes consequences relating to the merger will be passed upon for First Interstate by Luse Gorman, PC, Washington, D.C. and for IIBK by Witherspoon Kelley, Spokane, Washington.

EXPERTS

The consolidated financial statements of First Interstate as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017 and the effectiveness of internal control over financial reporting as of December 31, 2017 have been incorporated by reference into this document in reliance upon the report of RSM US LLP, an independent registered public accounting firm, appearing in First Interstate’s 2017 Annual Report on Form 10-K incorporated by reference in this document, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

First Interstate files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document First Interstate files with the SEC at its public reference room located at 100 F Street, NE, Washington, DC 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, NE, Washington, DC 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities.

First Interstate filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of First Interstate Class A common stock to be issued to IIBK shareholders in the merger. This document is a part of that registration statement and constitutes a prospectus of First Interstate in addition to being a proxy statement of IIBK for its special meeting. As permitted by the SEC rules, this document does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

All information in this document concerning First Interstate and its subsidiaries has been furnished by First Interstate and all information in this document concerning IIBK and its subsidiaries has been furnished by IIBK.

Each IIBK shareholder will receive a separate copy of this document, regardless of whether such shareholder is residing at a shared address with one or more other IIBK shareholders.

You should rely only on the information contained in this document when evaluating the merger agreement. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated February 5, 2019. You should not assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing of this document to shareholders of IIBK nor the issuance of shares of First Interstate Class A common stock as contemplated by the merger agreement shall create any implication to the contrary.

First Interstate incorporates by reference into this document the documents listed below and any additional documents that it may file with the SEC between the date of this document and the date of the IIBK special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

FIRST INTERSTATE FILINGS (FILE NO 001-34653)

Filings	Period of Report or Date Filed
• Annual Report on Form 10-K	Year ended December 31, 2017

• Quarterly Report on Form 10-Q	Three Months Ended March 31, 2018, June 30, 2018 and September 30, 2018

Filings	Period of Report or Date Filed

• Current Reports on Form 8-K	January 23, 2018, January 30, 2018, March 8, 2018, March 15, 2018, April 5, 2018, April 25, 2018, April 26, 2018, April 27, 2018, May 4, 2018, August 1, 2018, August 9, 2018, August 15, 2018, August 17, 2018, October 11, 2018, October 25, 2018, October 30, 2018, January 31, 2019 (other than portions of those documents not deemed to be filed)

Documents incorporated by reference are available from First Interstate without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in this document by reference). You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following address:

First Interstate BancSystem, Inc.

401 North 31st Street

Billings, Montana 59101

Attention: Kirk D. Jensen, General Counsel

Telephone: (406) 255-5304

If you would like to request documents from First Interstate, please do so by March 20, 2019 to receive them before the IIBK special meeting. If you request any incorporated documents, First Interstate will mail them to you by first-class mail, or other equally prompt means, within one business day of its receipt of your request.

Neither First Interstate nor IIBK has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

DATED AS OF OCTOBER 11, 2018

BY AND AMONG

FIRST INTERSTATE BANCSYSTEM, INC.

FIRST INTERSTATE BANK

AND

IDAHO INDEPENDENT BANK

A-i

EXHIBITS

Exhibit A	Form of Idaho Independent Bank Voting Agreement
Exhibit B	Form of Idaho Independent Bank Non-Competition and Non-Solicitation Agreement

A-ii

Agreement and Plan of Merger

This is an Agreement and Plan of Merger, dated as of the 11th day of October, 2018, by and among First Interstate BancSystem, Inc., a Montana-chartered corporation (“Purchaser”), First Interstate Bank, a Montana-chartered bank (“Purchaser Bank”), and Idaho Independent Bank, an Idaho-chartered bank (“IIBK”).

Introductory Statement

The Boards of Directors of each of Purchaser, Purchaser Bank and IIBK have determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of Purchaser, Purchaser Bank and IIBK, as the case may be, and in the best interests of their respective stockholders.

The parties hereto intend that the Merger (as defined herein) shall qualify as a reorganization under the provisions of Section 368(a) of the IRC (as defined herein) for federal income tax purposes and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the IRC.

Purchaser, Purchaser Bank and IIBK each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to Purchaser’s and Purchaser Bank’s willingness to enter into this Agreement, each IIBK Executive Officer and each member of the Board of Directors of IIBK and certain shareholders of IIBK has entered into an agreement dated as of the date hereof in the form of Exhibit A, pursuant to which he, she or it will vote his, her or its shares of IIBK Common Stock in favor of this Agreement and the transactions contemplated hereby (each, a “Voting Agreement”).

As a further condition and inducement to Purchaser’s and Purchaser Bank’s willingness to enter into this Agreement, each executive officer and member of the Board of Directors of IIBK has entered into an agreement dated as of the date hereof in the form of Exhibit B, pursuant to which he or she will agree to certain non-competition and non-solicitation provisions (each, a “Non-Competition and Non-Solicitation Agreement”).

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I

DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Articles of Merger	Section 2.3
Change of Recommendation	Section 5.8(b)
Closing	Section 2.2
Closing Date	Section 2.2
Continuing Employee	Section 5.11(a)
Disclosure Letter	Section 3.1(a)
Dissenting Shares	Section 2.6
DOL	Section 3.2(r)(ii)
Effective Time	Section 2.3

Defined Term	Location of Definition
Exchange Agent	Section 2.7(a)
Exchange Ratio	Section 2.5(a)
Final Index Price	Section 7.1(h)
IIBK	Preamble
IIBK Benefit Plans	Section 3.2(r)(i)
IIBK Contract	Section 3.2(o)(i)
IIBK Equity Plans	Section 2.11
IIBK ERISA Affiliate	Section 3.2(r)(i)
IIBK Executive Officer	Preamble
IIBK Intellectual Property	Section 3.2(p)(i)
IIBK IT Systems	Section 3.2(p)(ii)
IIBK Qualified Plans	Section 3.2(r)(iv)
IIBK Stock Option	Section 2.11
IIBK Stockholder Meeting	Section 5.8(a)
Index Price	Section 7.1(h)
Index Ratio	Section 7.1(h)
Letter of Transmittal	Section 2.7(a)
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
Multiemployer Plan	Section 3.2(r)(vii)
Multiple Employer Plan	Section 3.2(r)(vii)
Non-Competition and Non-Solicitation Agreement	Preamble
Non-Qualified Plans	Section 5.11(f)
OREO	Section 4.1(d)
PBGC	Section 3.2(r)(ii)
Proxy Statement-Prospectus	Section 5.9(a)
Purchaser	Preamble
Purchaser Bank	Preamble
Purchaser Benefit Plans	Section 3.3(r)(i)
Purchaser Contract	Section 3.3(p)(i)
Purchaser ERISA Affiliate	Section 3.3(r)(i)
Purchaser Intellectual Property	Section 3.3(cc)(i)
Purchaser IT Systems	Section 3.3(cc)(ii)
Purchaser Qualified Plans	Section 3.3(r)(iii)
Purchaser Reports	Section 3.3(h)
Sandler O’Neill	Section 3.2(t)
Starting Date	Section 7.1(h)
Starting Price	Section 7.1(h)
Surviving Bank	Section 2.1
Voting Agreement	Preamble
WARN Act	Section 5.11(j)

For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer, whether or not in writing, with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction or series of transactions involving IIBK or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of IIBK’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of IIBK’s capital stock or the filing of a registration statement under the Securities Act in connection therewith; (iv) any transaction that is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing; or (v) any public announcement, notice or regulatory filing of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Affiliate” of a Person means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with such Person.

“Agreement” means this Agreement and the exhibits and schedules hereto, each as amended, modified or restated from time to time in accordance with its terms.

“Average Closing Price” means the average closing price of Purchaser Common Stock as reported on The Nasdaq Stock Market, LLC (as reported at www.nasdaq.com) for the twenty (20) consecutive trading days ending on and including the Determination Date.

“Business Day” means any day other than a Saturday, Sunday or federal holiday.

“Certificate” means certificates or book entry shares evidencing shares of IIBK Common Stock held by its stockholders.

“CRA” means the Community Reinvestment Act.

“Determination Date” shall mean fifth day prior to the Closing Date, provided that if shares of the Purchaser Common Stock are not actually traded on The Nasdaq Stock Market, LLC on such day, the Determination Date shall be the immediately preceding day to the fifth day prior to the Closing Date on which shares of Purchaser Common Stock actually trade on The Nasdaq Stock Market, LLC.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, code, order or regulation relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means Dissenting Shares and shares of IIBK Common Stock owned or held (including as treasury shares), other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted, by Purchaser, IIBK or a Subsidiary of either.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“FHLB” means the Federal Home Loan Bank of Des Moines.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any governmental or regulatory authority, agency, court, commission, or other administrative entity.

“Hazardous Material” means any substance (whether solid, liquid or gas) that is detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“IBA” means the Idaho Bank Act.

“IDF” means the Idaho Department of Finance.

“IIBK 401(k) Plan” means the Idaho Independent Bank 401(k) Retirement Trust.

“IIBK Common Stock” means the common stock, $5.00 par value per share, of IIBK.

“IIBK Executive Officer” means Jack W. Gustavel, Kurt R. Gustavel and Paul H. Montreuil.

“IRC” means the Internal Revenue Code of 1986, as amended.

“IRS” means the Internal Revenue Service.

“Knowledge” means, with respect to Purchaser and Purchaser Bank, the actual Knowledge of those senior officers set forth in Purchaser’s and Purchaser Bank’s Disclosure Letter and, with respect to IIBK, the actual Knowledge of those senior officers set forth in IIBK’s Disclosure Letter.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee, participation interest in a loan, or other extension of credit.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means an effect, circumstance, occurrence or change that is material and adverse to the business, financial condition or results of operations of IIBK or Purchaser, as the context may dictate, and its Subsidiaries, taken as a whole, or materially prevents, impairs or threatens the ability of either IIBK, on the one hand, or Purchaser or Purchaser Bank, on the other hand, as the context may dictate, to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement; provided, however, that any such effect, circumstance, occurrence or change resulting from any (i) changes, after the date hereof, in laws, rules or regulations or GAAP or regulatory accounting requirements or interpretations thereof that apply to financial and/or depository institutions and/or their holding companies generally, (ii) changes, after the date hereof, in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of Purchaser, Purchaser Bank or IIBK required under this Agreement or taken or omitted to be taken with the prior written consent, or at the request, of the other, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, (iv) worsening of national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, (v) natural disaster or other force majeure event, and (vi) any failure, in and of itself, to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (except to the extent that, with respect to this clause (vi), the facts or circumstances giving rise or contributing to failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Material Adverse Effect pursuant to any other clause of this definition) shall not be considered in determining if a Material Adverse Effect has occurred except, with respect to clauses (i), (ii), (iv) and (v), to the extent that the effects of such change uniquely affects such party and its Subsidiaries as compared to comparable U.S. banking organizations.

“MBA” means the Montana Bank Act.

“MDOB” means the Montana Division of Banking and Financial Institutions.

“Option Payment Amount” equals the Average Closing Price multiplied by the Exchange Ratio rounded to the nearest cent.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Purchaser 401(k) Plan” means the First Interstate Bank 401(k) Plan.

“Purchaser Common Stock” means the Class A common stock, no par value per share, of Purchaser.

“Registration Statement” means a registration statement on Form S-4 (and any amendments or supplements thereto) with respect to the issuance of Purchaser Common Stock in the Merger.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which IIBK, Purchaser or Purchaser Bank, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that: (i) IIBK’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the stockholders of IIBK than the transactions contemplated hereby (taking into account all factors relating to such proposed transaction deemed relevant by IIBK’s Board of Directors, including without limitation, the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, the financing thereof and all other conditions thereto (including any adjustments to the terms and conditions of such transactions proposed by Purchaser and Purchaser Bank in response to such Acquisition Proposal)); (ii) is for 100% of the outstanding shares of IIBK Common Stock or all or substantially all of the assets of IIBK; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal.

“Taxes” means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes.

ARTICLE II

THE MERGER

2.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, IIBK will merge with and into Purchaser Bank (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of IIBK shall cease. Purchaser Bank shall be the surviving entity (hereinafter sometimes referred to in such capacity as the “Surviving Bank”) in the Merger and shall continue to be governed by the MBA and its name and separate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2    Closing. The closing of the Merger (the “Closing”) will take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents or at a location and at a time as agreed to by the parties hereto on the date designated by Purchaser within fifteen (15) days following satisfaction or waiver (subject to applicable law) of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree (the “Closing Date”).

2.3     Effective Time. In connection with the Closing, Purchaser Bank and IIBK shall duly execute and deliver articles of merger (and such other documents as required by law) to the MDOB and the IDF, to the extent required by the relevant provision of the MBA and the IBA, respectively (collectively, the “Articles of Merger”). The Merger shall become effective at such time as the Articles of Merger are duly filed with and endorsed by the MDOB or at such later date or time as Purchaser Bank and IIBK agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4    Effects of the Merger. The Merger will have the effects set forth in this Agreement, in the MBA and the IBA. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, Purchaser Bank shall possess all of the properties, rights, privileges, powers and franchises of IIBK and be subject to all of the debts, liabilities and obligations of IIBK. Additionally, all assets, rights, interests, privileges, powers, franchises and property (real, personal and mixed) of IIBK shall be automatically transferred to and vested in the Surviving Bank by virtue of the Merger without any deed or other document of transfer. At the Effective Time, each deposit account holder of Purchaser Bank or of IIBK immediately prior to the Effective Time shall become a depositor of the Surviving Bank. The main banking office of the Surviving Bank shall be 401 North 31st Street, Billings, Montana. The branch offices of Purchaser Bank and the branch offices of IIBK that are in lawful operation prior to at the Effective Time shall be, and shall be operated as, branch offices of the Surviving Bank.

2.5    Effect on Outstanding Shares of IIBK Common Stock.

(a)    By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of IIBK Common Stock issued and outstanding at the Effective Time, other than Excluded Shares, shall become and be converted into the right to receive 0.50 shares (the “Exchange Ratio”) of Purchaser Common Stock (the “Merger Consideration”).

(b)    Notwithstanding any other provision of this Agreement, no fraction of a share of Purchaser Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, Purchaser shall pay to each holder of IIBK Common Stock who would otherwise be entitled to a fraction of a share of Purchaser Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the Average Closing Price.

(c)    If, between the date of this Agreement and the Effective Time, the outstanding shares of Purchaser Common Stock or any other authorized capital stock of the Purchaser shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, or exchange of shares, or there shall be any extraordinary dividend or distribution paid, the Exchange Ratio shall be adjusted appropriately to provide the holders of IIBK Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d)    As of the Effective Time, except for Dissenting Shares, each Excluded Share shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of Purchaser Common Stock that are held by IIBK, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares.

2.6    Dissenter’s Rights. Each outstanding share of IIBK Common Stock, the holder of which has perfected the right to dissent under the IBA and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration hereunder and shall be entitled only to such rights as are available to such holder pursuant to the applicable provisions of the IBA. Each holder of a Dissenting Share shall be entitled to receive the value of such Dissenting Share held by him in accordance with the applicable provisions of the IBA; provided, that such holder complies with the procedures contemplated by and set forth in the applicable provisions of the IBA. If any holder of any Dissenting Share shall effectively withdraw or lose such holder’s dissenter’s rights under the applicable provisions of the IBA, each such Dissenting Share shall be exchangeable for the right to receive the Merger Consideration.

2.7    Exchange Procedures.

(a)    At or prior to the Effective Time, Purchaser shall deposit, or shall cause to be deposited, with American Stock Transfer & Trust Co. (the “Exchange Agent”), pursuant to an agreement entered into prior to the Closing, for the benefit of the holders of record of shares of IIBK Common Stock converted into the right to receive the Merger Consideration, for exchange in accordance with this Section 2.7, (i) the number of shares of Purchaser Common Stock sufficient to deliver the aggregate Merger Consideration and (ii) any cash payable in lieu of fractional shares pursuant to Section 2.5(b), and Purchaser shall instruct the Exchange Agent to timely deliver the Merger Consideration. Appropriate transmittal materials (“Letter of Transmittal”) shall be mailed as soon as practicable after the Effective Time to each holder of record of IIBK Common Stock. A Letter of Transmittal will be deemed properly completed only if the completed Letter of Transmittal is accompanied by one or more Certificates representing IIBK Common Stock (or customary affidavits and, if required by Purchaser pursuant to Section 2.7(h), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of IIBK Common Stock to be converted thereby.

(b)    At and after the Effective Time, each Certificate shall represent only the right to receive the Merger Consideration, and as to Dissenting Shares, shall represent only the right to receive applicable payments as set forth in Section 2.6. IIBK shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein.

(c)    The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as Purchaser may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate, or, at the election of Purchaser, a statement reflecting shares issued in book entry form, representing that number of whole shares of Purchaser Common Stock that such holder has the right to receive pursuant to Section 2.5(a) and a check in the amount equal to any cash in lieu of fractional shares such holder is entitled to pursuant to

Section 2.5(b) and any dividends or other distributions to which such holder is entitled. Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute Purchaser Common Stock and cash in lieu of fractional shares as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Purchaser Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto. If there is a transfer of ownership of any shares of IIBK Common Stock not registered in the transfer records of IIBK, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such IIBK Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of Purchaser and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(d)    No dividends or other distributions declared or made after the Effective Time with respect to Purchaser Common Stock issued pursuant to this Agreement shall be remitted to any Person entitled to receive shares of Purchaser Common Stock hereunder until such Person surrenders his or her Certificates in accordance with this Section 2.7. Upon the surrender of such Person’s Certificates, such Person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of Purchaser Common Stock represented by such Person’s Certificates.

(e)    The stock transfer books of IIBK shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of IIBK of any shares of IIBK Common Stock. If, after the Effective Time, Certificates are presented to Purchaser, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.7.

(f)    Any portion of the aggregate amount of cash to be paid in lieu of fractions of a share pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.7 or any proceeds from any investments thereof that remains unclaimed by the holders of IIBK Common Stock for six months after the Effective Time shall be repaid by the Exchange Agent to Purchaser upon the written request of Purchaser. After such request is made, each holder of IIBK Common Stock who has not theretofore complied with this Section 2.7 shall look only to Purchaser for the Merger Consideration deliverable in respect of each share of IIBK Common Stock such stockholder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any Affiliate thereof) shall be liable to any former holder of IIBK Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)    Purchaser and the Exchange Agent shall be entitled to rely upon IIBK’s stock transfer books to establish the identity of those Persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. IIBK shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. In the event of a dispute with respect to ownership of stock represented by any Certificate, Purchaser and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(h)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

2.8    Effect on Outstanding Shares of Purchaser and Purchaser Bank Common Stock. At the Effective Time, and except as provided in Section 2.5(d), each share of Purchaser Common Stock and each share of Purchaser Bank Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Purchaser and Purchaser Bank, respectively, and shall not be affected by the Merger.

2.9    Directors of Surviving Bank After Effective Time. Immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Bank shall consist of the directors of Purchaser Bank serving immediately prior to the Effective Time.

2.10    Articles of Incorporation and Bylaws. The articles of incorporation of Purchaser Bank, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Bank until thereafter amended in accordance with applicable law and the terms thereof. The bylaws of Purchaser Bank, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Bank until thereafter amended in accordance with applicable law and the terms of such bylaws.

2.11    Treatment of Stock Options. At the Effective Time, each option to acquire shares of IIBK Common Stock that is outstanding and unexercised immediately prior thereto (“IIBK Stock Option”) pursuant to the Idaho Independent Bank 2004 Long-Term Equity Incentive Plan and Idaho Independent Bank 2016 Long-Term Equity Incentive Plan (together, the “IIBK Equity Plans”) shall automatically become vested and shall be cancelled and, subject to Purchaser’s receipt of an option surrender agreement in the form set forth in the Purchaser’s Disclosure Letter, converted into the right to receive a cash payment in an amount, less required withholding taxes, equal to the product of (i) the number of shares of IIBK Common Stock subject to IIBK Stock Option, multiplied by (ii) the amount by which the Option Payment Amount exceeds the exercise price of such IIBK Stock Option. If the exercise price of a IIBK Stock Option is greater than the Option Payment Amount, then at the Effective Time such IIBK Stock Option shall be cancelled without any payment made in exchange therefor. Such cash payment shall be made by wire transfer of immediately available funds on the Closing Date.

2.12    Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Purchaser or Purchaser Bank may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transactions as Purchaser or Purchaser Bank may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration, (ii) materially impede or delay consummation of the transactions contemplated by this Agreement, or (iii) adversely limit or impact the qualification of the Merger as a reorganization under the provisions of Section 368(a) of the IRC. In the event that Purchaser or Purchaser Bank elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.13    Absence of Control. It is the intent of the parties hereto that Purchaser and Purchaser Bank by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, IIBK or to exercise, directly or indirectly, a controlling influence over the management or policies of IIBK.

2.14    Additional Actions. If, at any time after the Effective Time, Purchaser or Purchaser Bank shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Purchaser or Purchaser Bank its right, title or interest in, to or under any of the rights, properties or assets of IIBK or (ii) otherwise carry out the purposes of this Agreement, IIBK and its officers and directors shall be deemed to have granted to Purchaser and Purchaser Bank an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Purchaser or Purchaser Bank its right, title or interest in, to or under any of the rights, properties or assets of IIBK or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Purchaser or Purchaser Bank are authorized in the name of IIBK or otherwise to take any and all such action.

2.15    Withholding. Purchaser or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of IIBK Common Stock such amounts as Purchaser (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the IRC, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Purchaser or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of IIBK Common Stock in respect of whom such deduction and withholding were made by Purchaser or the Exchange Agent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1    Disclosure Letters; Standard.

(a)    Prior to the execution and delivery of this Agreement, Purchaser and Purchaser Bank, on the one hand, and IIBK, on the other hand, have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties contained in Section 3.2 or Section 3.3, as applicable, or to one or more of its covenants contained in Articles IV or V (and making specific reference to the Section of this Agreement to which they relate). Disclosure in any paragraph of the Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably clear on the face of such disclosure (notwithstanding the absence of a specific cross reference) that it is relevant to another paragraph of the Disclosure Letter or another Section of this Agreement.

(b)    No representation or warranty of IIBK, Purchaser or Purchaser Bank contained in Sections 3.2 or 3.3, as applicable (other than (i) the representations and warranties contained in Sections 3.2(c) and 3.3(c), which shall be true in all respects, and (ii) the representations and warranties contained in Sections 3.2(a), 3.2(d), 3.2(e)(i) and (ii), 3.2(j), 3.2(u), 3.2(x), 3.3(a), 3.3(d), 3.3(e)(i) and (ii), 3.3(k) and 3.3(u), which shall be true in all material respects) will be deemed untrue or incorrect, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Sections 3.2 or 3.3, has had or is reasonably likely to have a Material Adverse Effect with respect to IIBK, Purchaser or Purchaser Bank, as the case may be (it being understood that, except with respect to Section 3.2(j), for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

3.2    Representations and Warranties of IIBK. Except (i) as disclosed in IIBK’s Disclosure Letter, and (ii) for information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure (and as to which nothing in this Agreement shall require disclosure), IIBK represents and warrants to Purchaser and Purchaser Bank that:

(a)    Organization and Qualification. IIBK is an Idaho-chartered commercial bank. IIBK has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. IIBK is duly qualified or licensed and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on IIBK. IIBK’s deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law. IIBK is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(b)    Subsidiaries.

(i)    IIBK’s Disclosure Letter sets forth with respect to each of IIBK’s direct and indirect Subsidiaries its name, its jurisdiction of incorporation, IIBK’s percentage ownership, the number of shares of stock or other equity interests owned or controlled by IIBK and the name and number of shares held by any other person who owns any stock of the Subsidiary. IIBK owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries, free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to IIBK’s right to vote or dispose of any equity securities of its Subsidiaries. IIBK’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by Idaho-chartered commercial banks.

(ii)    Each of IIBK’s Subsidiaries is a corporation or limited liability company duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on IIBK.

(iii)    The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of IIBK are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(c)    Capital Structure.

(i)    The authorized capital stock of IIBK consists of 20,000,000 shares of IIBK Common Stock and 10,000,000 shares of preferred stock, $0.10 par value per share.

(ii) As of the date of this Agreement:

(A) 7,739,024 shares of IIBK Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws and not in violation of any preemptive rights;

(B) no shares of IIBK preferred stock are issued and outstanding; and

(C) 351,580 shares of IIBK Common Stock are reserved for issuance pursuant to outstanding IIBK Stock Options (including exercisable and unexercisable IIBK Stock Options).

(iii)    Set forth in IIBK’s Disclosure Letter is a complete and accurate list of all outstanding IIBK Stock Options, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant and whether stock appreciation, limited or other similar rights were granted in connection with such options.

(iv)    No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of IIBK may vote are issued or outstanding.

(v)    Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of IIBK are issued, reserved for issuance or outstanding, and (B) other than IIBK Stock Options, neither IIBK nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating IIBK or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of IIBK (including any rights plan or agreement) or obligating IIBK or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. Neither IIBK nor any of its Subsidiaries has or is bound by any rights of any character relating to the purchase, sale, issuance or voting of, or right to receive dividends or other distributions on shares of IIBK Common Stock, or any other security of IIBK or a Subsidiary of IIBK or any securities representing the right to vote, purchase or otherwise receive any shares of IIBK Common Stock or any other security of IIBK or a Subsidiary of IIBK. Other than as stated herein, there are no outstanding securities or instruments that contain any redemption or similar provisions, and there are no outstanding contractual obligations of IIBK or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of IIBK or any of its Subsidiaries.

(vi)    Other than the Voting Agreements and as set forth in IIBK’s Disclosure Letter, there are no voting trusts, shareholder agreements, proxies or similar agreements to which IIBK or any of its Subsidiaries is a party in effect with respect to the voting or transfer of IIBK Common Stock or other voting securities or equity interests of IIBK or granting any shareholder or other person any registration rights. IIBK does not have in effect a “poison pill” or similar shareholder rights plan.

(d)    Authority. IIBK has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.2(f), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of IIBK’s Board of Directors, and no other corporate proceedings on the part of IIBK are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of IIBK Common Stock. IIBK’s Board of Directors has determined that this Agreement is advisable and has directed that this Agreement be submitted to IIBK’s stockholders for approval and adoption and has unanimously adopted a resolution to the foregoing effect and recommend that the stockholders approve and adopt this Agreement. This Agreement has been duly and validly executed and delivered by IIBK and constitutes a valid and binding obligation of IIBK, enforceable against IIBK in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e)    No Violations. The execution, delivery and performance of this Agreement by IIBK do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.2(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which IIBK or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of IIBK or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event that, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of IIBK or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which IIBK or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject.

(f)    Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve, FDIC, the MDOB and the IDF, (ii) the filing with the SEC of a Proxy Statement-Prospectus in definitive form relating to the meeting of IIBK’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby and of the Registration Statement in which such proxy statement will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the MDOB pursuant to the MBA and with the IDF pursuant to the IBA, (iv) filing with The Nasdaq Stock Market LLC of a notification or application of the listing of the shares of Purchaser Common Stock to be issued in the Merger, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Purchaser Common Stock pursuant to this Agreement, and (vi) the approval by IIBK’s stockholders required to approve the Merger under Idaho law, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained by IIBK in connection with the execution and delivery by IIBK of this Agreement or the consummation by IIBK of the Merger and the other transactions contemplated by this Agreement. As of the date hereof, IIBK has no Knowledge of any reason pertaining to IIBK why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g)    Governmental Filings. IIBK and each of its Subsidiaries has filed all reports, schedules, registration statements and other documents that it has been required to file since June 30, 2015 with the FDIC and IDF or any other applicable Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).

(h)    Financial Statements.    IIBK has previously made available to Purchaser copies of (i) the consolidated statements of financial condition of IIBK and its Subsidiaries as of December 31, 2017 and 2016 and related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2017, together with the notes thereto, accompanied by the audit report of IIBK’s independent registered public accounting firm and (ii) the released unaudited interim consolidated financial results of IIBK as of and for the three and six months ended June 30, 2018 and related consolidated statements of income, for the three and six months ended June 30, 2018. The audited consolidated financial statements were prepared from the books and records of IIBK and its Subsidiaries, fairly present the consolidated financial position of IIBK and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations and cash flows of IIBK and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby. The books and records of IIBK and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i)    Undisclosed Liabilities. Neither IIBK nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated statement of financial condition of IIBK as of June 30, 2018, except for (i) liabilities incurred since June 30, 2018 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on IIBK and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket or other expenses or fees in connection with the transactions contemplated by this Agreement.

(j)    Absence of Certain Changes or Events.

(i)    Except as set forth in IIBK’s Disclosure Letter, since June 30, 2018, IIBK and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on IIBK.

(ii)    Except as set forth in IIBK’s Disclosure Letter, since June 30, 2018, none of IIBK or any of its Subsidiaries have taken any action that would be prohibited by clauses (b)(i), (c), (d), (e), (h), (j), (k), (n), (o) or (p) of Section 4.1 if taken after the date hereof.

(k)    Litigation. There are no material suits, actions or legal, administrative or arbitration proceedings pending or, to the Knowledge of IIBK, threatened against or affecting IIBK or any of its Subsidiaries or any property or asset of IIBK or any of its Subsidiaries that (i) are seeking damages or declaratory relief against IIBK or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against IIBK or any of its Subsidiaries or the assets of IIBK or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its Subsidiaries). Since June 30, 2015, (i) there have been no subpoenas, written demands, or document requests received by and in direct regard to IIBK or any of its Subsidiaries from any Governmental Entity and (ii) no Governmental Entity has requested that IIBK or any of its Subsidiaries enter into a settlement, negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.

(l)    Absence of Regulatory Actions. Since June 30, 2015, neither IIBK nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of IIBK or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. To the Knowledge of IIBK, there are no material unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of IIBK or its Subsidiaries.

(m)    Compliance with Laws. To the Knowledge of IIBK, IIBK and each of its Subsidiaries has complied in all material respects with and is not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to IIBK or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, Regulation O, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. IIBK and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the Knowledge of IIBK, threatened. Neither IIBK nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on IIBK.

(n)    Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of IIBK or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by IIBK or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on IIBK’s statement of financial condition (in accordance with GAAP). To the Knowledge of IIBK, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of IIBK or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where IIBK or any of its Subsidiaries do not file tax returns that IIBK or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to IIBK or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on IIBK’s statement of financial condition (in accordance with GAAP). IIBK and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. IIBK and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and IIBK and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither IIBK nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, which could require it to make any payments that would not be fully deductible by reason of Section 162(m) of the IRC.

(o)    Agreements.

(i)    IIBK has previously delivered to Purchaser, and IIBK’s Disclosure Letter lists, any material contract, arrangement, commitment or understanding (whether written or oral) to which IIBK or any of its Subsidiaries is a party or is bound:

(A)    (1) with any director, officer or employee of IIBK or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving IIBK or any of its Subsidiaries of the nature contemplated by this Agreement; (2) with respect to the employment of any directors, officers, employees or consultants; or (3) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(B)    that (1) contains a non-compete or client, customer or employee non-solicit requirement or any other provision that restricts the conduct of, or the manner of conducting, any line of business of IIBK or any of its Subsidiaries (or, following the consummation of the transactions contemplated hereby, Purchaser, Purchaser Bank or any of their Subsidiaries), (2) obligates IIBK or any of its Affiliates (or, following the consummation of the transactions contemplated hereby, Purchaser, Purchaser Bank or any of their Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or (3) requires referrals of business or requires IIBK or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis;

(C)    pursuant to which IIBK or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(D)    that relates to borrowings of money (or guarantees thereof) by IIBK or any of its Subsidiaries in excess of $100,000, other than FHLB borrowings and repurchase agreements with customers entered into in the ordinary course of business;

(E)    that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of IIBK or any of its Subsidiaries;

(F)    that limits the payment of dividends by IIBK or any of its Subsidiaries;

(G)    that relates to the involvement of IIBK or any Subsidiary in a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(H)    that relates to an acquisition, divestiture, merger or similar transaction and that contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;

(I)    that is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $100,000 per annum;

(J)    that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $100,000 per annum; or

(K)    that is not of the type described in clauses (A) through (J) above and that involved payments by, or to, IIBK or any of its Subsidiaries in the fiscal year ended December 31, 2017, or that could reasonably be expected to involve such payments during the fiscal year ending December 31, 2018, of more than $100,000 (excluding Loans) or the termination of which would require payment by IIBK or any of its Subsidiaries in excess of $100,000.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.2(o), whether or not set forth in IIBK’s Disclosure Letter, is referred to herein as a “IIBK Contract,” and neither IIBK nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

(ii)     Each IIBK Contract is valid and binding on IIBK or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IIBK. IIBK and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each IIBK Contract. To IIBK’s Knowledge, each third-party counterparty to each IIBK Contract has in all material respects performed all obligations required to be performed by it under such IIBK Contract, and no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of IIBK or any of its Subsidiaries under any such IIBK Contract.

(iii)    Neither IIBK nor any of its Subsidiaries is in default under (and no event has occurred that with due notice or lapse of time or both, would constitute a default under) or is in material violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the Knowledge of IIBK, no other party to any such agreement (excluding any Loan or extension of credit made by IIBK or any of its Subsidiaries) is in default in any respect thereunder.

(p)    Intellectual Property; IIBK IT Systems.

(i)    IIBK and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use (in the manner and the geographic areas in which they are currently used) without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. IIBK’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to IIBK or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that IIBK or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses but excluding any so-called “shrink-wrap” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers (collectively, the “IIBK Intellectual Property”). With respect to each item of IIBK Intellectual Property owned by IIBK or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of IIBK Intellectual Property that IIBK or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect as to IIBK and its Subsidiaries. Neither IIBK nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that IIBK or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the Knowledge of IIBK, neither IIBK nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of IIBK or any of its Subsidiaries.

(ii)    To IIBK’s Knowledge, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the business of IIBK or any of its Subsidiaries (collectively, the “IIBK IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. IIBK IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct IIBK’s consolidated business as currently conducted. Neither IIBK nor any of its Subsidiaries has experienced within the past two years any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of IIBK IT Systems. No Person has gained unauthorized access to any of IIBK IT Systems that has had, or is reasonably expected to have, a Material Adverse Effect on IIBK. IIBK and its Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses without material disruption to, or material interruption in, the conduct of their respective businesses. IIBK and its Subsidiaries are in compliance in all material respects with all data protection and privacy laws and regulations as well as their own policies relating to data protection and the privacy and security of personal data and the non-public personal information of their respective customers and employees, except for immaterial failures to comply or immaterial violations.

(q)    Labor Matters.

(i)    IIBK and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither IIBK nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is IIBK or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor, to the Knowledge of IIBK, has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving IIBK or any of its Subsidiaries pending or, to the Knowledge of IIBK, threatened.

(ii)    IIBK’s Disclosure Letter identifies (A) all present employees (including any leased or temporary employees) of IIBK and its Subsidiaries and any consultants or independent contractors providing services to IIBK or any of its Subsidiaries; (B) each employee’s, consultant’s or independent contractor’s date of hire and current rate of compensation; and (C) each employee’s accrued vacation, sick leave or personal leave if applicable. IIBK’s Disclosure Letter also names any employee who is absent from work due to a leave of absence

(including, but not limited to, in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) or a work-related injury, or who is receiving workers’ compensation or disability compensation. There are no unpaid wages, bonuses or commissions owed to any employee (other than those not yet due).

(r)    Employee Benefit Plans.

(i)    IIBK’s Disclosure Letter lists all IIBK Benefit Plans. For purposes of this Agreement, “IIBK Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) with respect to which IIBK or any Subsidiary or any trade or business of IIBK or any of its Subsidiaries, whether or not incorporated, all of which together with IIBK would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “IIBK ERISA Affiliate”), is a party or has any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by IIBK or any of its Subsidiaries or any IIBK ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of IIBK or any of its Subsidiaries or any IIBK ERISA Affiliate.

(ii)    IIBK has heretofore made available to Purchaser and Purchaser Bank true, correct and complete copies of the following documents with respect to each of the IIBK Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any IIBK Benefit Plan, (iii) where any IIBK Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the IRS for the last three (3) plan years and summary annual reports, with schedules and financial statements attached, (v) the most recently received IRS determination letter, if any, relating to any IIBK Benefit Plan, (vi) the most recently prepared actuarial report for each IIBK Benefit Plan (if applicable) for each of the last three (3) years and (vii) copies of material notices, letters or other correspondence with the IRS, U.S. Department of Labor (the “DOL”) or Pension Benefit Guarantee Corporation (the “PBGC”).

(iii)    Each IIBK Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the IRC. Neither IIBK nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any IIBK Benefit Plan, and neither IIBK nor any of its Subsidiaries has any Knowledge of any plan defect that would qualify for correction under any such program.

(iv)    IIBK’s Disclosure Letter identifies each IIBK Benefit Plan that is intended to be qualified under Section 401(a) of the IRC (the “IIBK Qualified Plans”). The IRS has issued a favorable determination letter with respect to each IIBK Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the Knowledge of IIBK, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any IIBK Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any IIBK Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the IRC.

(v)    Each IIBK Benefit Plan that is subject to Section 409A of the IRC has been administered and documented in compliance with the requirements of Section 409A of the IRC, except where any non-compliance has not and cannot reasonably be expected to result in material liability to IIBK or any of its Subsidiaries or any employee of IIBK or any of its Subsidiaries.

(vi)    With respect to each IIBK Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the IRC: (i) no such plan is in “at-risk” status for purposes of Section 430 of the IRC, (ii) the present value of accrued benefits under such IIBK Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such IIBK Benefit Plan’s actuary with respect to such IIBK Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such IIBK Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by IIBK or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such IIBK Benefit Plan.

(vii)    None of IIBK, its Subsidiaries nor any IIBK ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of IIBK and its Subsidiaries nor any IIBK ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(viii)    Neither IIBK nor any of its Subsidiaries sponsors has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the IRC.

(ix)    All contributions required to be made to any IIBK Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any IIBK Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of IIBK.

(x)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to IIBK’s Knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against IIBK Benefit Plans, any fiduciaries thereof with respect to their duties to IIBK Benefit Plans or the assets of any of the trusts under any of IIBK Benefit Plans, that could reasonably be expected to result in any material liability of IIBK or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any IIBK Benefit Plan, or any other party.

(xi)    To the Knowledge of IIBK, none of IIBK and its Subsidiaries nor any IIBK ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the IRC or Section 406 of ERISA) that could subject any of IIBK Benefit Plans or their related trusts, IIBK, any of its Subsidiaries, any IIBK ERISA Affiliate or any Person that IIBK or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the IRC or Section 502 of ERISA.

(xii)    Except as set forth in IIBK’s Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of IIBK or any of its Subsidiaries, or result in any limitation on the right of IIBK or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any IIBK Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by IIBK or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the IRC.

(xiii)    Neither IIBK nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require IIBK or any of its Affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(xiv)    No IIBK Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the IRC, or otherwise. IIBK’s Disclosure Letter includes true, correct and complete copies of Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(xv)    There are no pending or, to IIBK’s Knowledge, threatened material labor grievances or material unfair labor practice claims or charges against IIBK or any of its Subsidiaries, or any strikes or other material labor disputes against IIBK or any of its Subsidiaries. Neither IIBK nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of IIBK or any of its Subsidiaries and, to the Knowledge of IIBK, there are no organizing efforts by any union or other group seeking to represent any employees of IIBK or any of its Subsidiaries and no employees of IIBK or any of its Subsidiaries are represented by any labor organization.

(s)    Properties.

(i)    A list of all real property owned or leased by IIBK or a Subsidiary of IIBK is set forth in IIBK’s Disclosure Letter. IIBK and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for Taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which IIBK or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect as to IIBK and the Subsidiaries and neither IIBK nor any of its Subsidiaries, nor, to IIBK’s Knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. IIBK has previously delivered to Purchaser and Purchaser Bank a complete and correct copy of each such lease. All real property owned or leased by IIBK or any of its Subsidiaries are in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by IIBK to be adequate for the current business of IIBK and its Subsidiaries. To the Knowledge of IIBK, none of the buildings, structures or other improvements located on any real property owned or leased by IIBK or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii)    IIBK and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of IIBK and its Subsidiaries that is leased rather than owned, neither IIBK nor any of its Subsidiaries is in default under the terms of any such lease.

(t)    Fairness Opinion. The board of directors of IIBK has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Sandler O’Neill &

Partners, L.P. (“Sandler O’Neill”) to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of IIBK Common Stock.

(u)    Fees. Other than for financial advisory services performed for IIBK by Sandler O’Neill pursuant to an agreement executed September 6, 2018, a true and complete copy of which is included in IIBK’s Disclosure Letter, neither IIBK nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for IIBK or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(v)    Environmental Matters.

(i)    Each of IIBK’s and its Subsidiaries’ properties, the Participation Facilities, and, to the Knowledge of IIBK, the Loan Properties are, and have been during the period of IIBK’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(ii)    There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of IIBK, threatened, before any court or Governmental Entity against IIBK or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by IIBK or any of its Subsidiaries or any Participation Facility.

(iii)    There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court or, to the Knowledge of IIBK, Governmental Entity relating to or against any Loan Property (or IIBK or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv)    Neither IIBK nor any of its Subsidiaries has received in writing any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v)    To the Knowledge of IIBK, there are no underground storage tanks at any properties owned or operated by IIBK or any of its Subsidiaries or any Participation Facility. Neither IIBK nor any of its Subsidiaries nor, to the Knowledge of IIBK, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by IIBK or any of its Subsidiaries or any Participation Facility.

(vi)    During the period of (A) IIBK’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) IIBK’s or its Subsidiary’s participation in the management of any Participation Facility, to the Knowledge of IIBK, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release. To the Knowledge of IIBK, prior to the period of (A) IIBK’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) IIBK’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(w)    Loan Matters.

(i)    All Loans held by IIBK or any of its Subsidiaries were made in all material respects for good, valuable and adequate consideration in the ordinary course of the business, in accordance in all material respects with sound banking practices and, to the Knowledge of IIBK, the Loans are not subject to any defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable and valid.

(ii)    Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor IIBK’s practices of approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii)    The allowance for loan losses reflected in IIBK’s audited statement of financial condition at December 31, 2017 was, and the allowance for loan losses shown on the statements of financial condition in IIBK Reports for periods ending after such date, in the opinion of management, were, or will be, adequate, as of the dates thereof, under GAAP.

(iv)    None of the agreements pursuant to which IIBK or any of its Subsidiaries has sold Loans or pools of Loans, or participations in Loans, contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(v)    (A) IIBK’s Disclosure Letter sets forth a list of all Loans as of the date hereof by IIBK to any directors, executive officers and principal stockholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215), as implemented by the FDIC) of IIBK or any of its Subsidiaries, (B) there are no Loans to any employee, officer, director or Affiliate thereof on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate that was or is not in compliance with Regulation O and (C) all such Loans are and were originated in compliance in all material respects with all applicable laws.

(vi)    IIBK’s Disclosure Letter sets forth a listing, as of August 31, 2018, by account, of: (A) each borrower, customer or other party that has notified IIBK during the past twelve (12) months of, or has asserted against IIBK, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of IIBK, each borrower, customer or other party that has given IIBK any oral notification of, or orally asserted to or against IIBK, any such claim; and (B) all Loans (1) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “Pass 5,” “Special Mention,” “Substandard,” “Doubtful,” “Loss” or words of similar import, (4) that are considered troubled debt restructurings or where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loan due to concerns regarding the borrower’s ability to pay in accordance with the Loan’s original terms and (5) where a specific reserve allocation exists in connection therewith; and (C) all other assets classified by IIBK as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(x)    Anti-takeover Provisions Inapplicable. IIBK and its Subsidiaries have taken all actions required to exempt Purchaser, Purchaser Bank, the Agreement and the Merger from any provisions of an anti-takeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(y)    Material Interests of Certain Persons. Except for deposit and loan relationships entered into in the ordinary course of business, no current or former officer or director of IIBK, or any family member or Affiliate of any such Person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of IIBK or any of its Subsidiaries.

(z)    Insurance. In the opinion of management, IIBK and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business, including engaging in the transactions contemplated by this Agreement, would, in accordance with good business practice, customarily be insured. IIBK’s Disclosure Letter contains a list of all policies of insurance carried and owned by IIBK or any of IIBK’s Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by IIBK and its Subsidiaries are in full force and effect, IIBK and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid. There are presently no material claims pending under such policies of insurance and no notices have been given by IIBK or any of its Subsidiaries under such policies (other than with respect to health or disability insurance).

(aa)    Investment Securities; Derivatives.

(i)    Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by IIBK or any of its Subsidiaries, including but not limited to FHLB stock, is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii)    Neither IIBK nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(bb)    Indemnification. Except as provided in the Articles of Incorporation or bylaws of IIBK and the similar organizational documents of its Subsidiaries, and in employment agreements, change in control agreements and other agreements related to employment or service as a director, officer or employee, neither IIBK nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers, employees or stockholders, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of IIBK and, to the Knowledge of IIBK, there are no claims for which any such Person would be entitled to indemnification under the Articles of Incorporation or bylaws of IIBK or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any such employment-related agreement.

(cc)    Corporate Documents and Records. IIBK has previously provided a complete and correct copy of the Articles of Incorporation, bylaws and similar organizational documents of IIBK and each of IIBK’s Subsidiaries, as in effect as of the date of this Agreement. Neither IIBK nor any of IIBK’s Subsidiaries is in violation of its Articles of Incorporation, bylaws or similar organizational documents. The minute books of IIBK and each of IIBK’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.

(dd)    CRA, Anti-Money Laundering, OFAC and Customer Information Security. IIBK has received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. IIBK does not have Knowledge of any facts or circumstances that would cause IIBK or any Subsidiary of IIBK: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by IIBK. To the Knowledge of IIBK, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause either IIBK or any of its Subsidiaries to undertake any remedial action. The Board of Directors of IIBK (or, where appropriate, any Subsidiary of IIBK) has adopted, and IIBK (or any Subsidiary of IIBK) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and IIBK (or any Subsidiary of IIBK) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(ee)    Internal Controls. IIBK and its Subsidiaries have devised and maintain a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect IIBK’s ability to record, process, summarize and report financial information. To the Knowledge of IIBK, there has occurred no fraud, whether or not material, that involves management or other employees who have a significant role in IIBK’s internal controls over financial reporting.

(ff)    Tax Treatment of the Merger. IIBK has no Knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a) of the IRC.

(gg)    Related Party Transactions. IIBK’s Disclosure Letter lists all instances in which IIBK or any IIBK Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of IIBK or any IIBK Subsidiary where the amount exceeds $120,000.    All such transactions involving indebtedness (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of IIBK or any IIBK Subsidiary is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither IIBK nor any IIBK Subsidiary has been notified that principal or interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation is inappropriate.

(hh)    Trust Accounts. IIBK and each Subsidiary has properly administered all accounts for which it acts as a fiduciary in all material respects, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither IIBK nor any other Subsidiary, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

(ii)    No Other Representations or Warranties.

(i)    Except for the representations and warranties made by IIBK in this Section 3.2, neither IIBK nor any other Person makes any express or implied representation or warranty with respect to IIBK, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and IIBK hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither IIBK nor any other Person makes or has made any representation or warranty to Purchaser or any of its Affiliates or representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to IIBK, any of its Subsidiaries or their respective businesses, or (B) except for the representations and warranties made by IIBK in this Section 3.2, any oral or written information presented to Purchaser or any of its Affiliates or representatives in the course of their due diligence investigation of IIBK, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii)    IIBK hereby acknowledges and agrees that neither Purchaser nor any other Person has made or is making any express or implied representation or warranty other than those contained in Section 3.3.

3.3    Representations and Warranties of Purchaser and Purchaser Bank. Except (i) as disclosed in Purchaser’s and Purchaser Bank’s Disclosure Letter, and (ii) for information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure (and as to which nothing in this Agreement shall require disclosure), Purchaser and Purchaser Bank represent and warrant to IIBK that:

(a)    Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana and is registered with the Federal Reserve as a bank holding company. Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Purchaser is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Purchaser. Purchaser engages only in activities, and holds properties only of the types, permitted to financial holding companies by the Bank Holding Company Act of 1956, as amended, and the rules, regulations and interpretations promulgated thereunder.

(b)    Subsidiaries.

(i)    Purchaser owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to Purchaser’s right to vote or dispose of any equity securities of its Subsidiaries. Purchaser’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by bank holding companies or Montana-chartered savings banks.

(ii)    Each of Purchaser’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Purchaser.

(iii)    The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of Purchaser are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv)    Purchaser Bank is a Montana-chartered commercial bank. No Subsidiary of Purchaser other than Purchaser Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Purchaser Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law. Purchaser Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(c)    Capital Structure.

(i)    The authorized capital stock of Purchaser consists of 100,000,000 shares of Purchaser Common Stock, 100,000,000 shares of Class B common stock, no par value per share, and 100,000 shares of preferred stock, no par value per share.

(ii)    As of the October 9, 2018,

(A) 38,109,425 shares of Purchaser Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws and not in violation of any preemptive rights;

(B) 22,501,994 shares of Class B common stock of Purchaser are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws and not in violation of any preemptive rights;

(C) no shares of Purchaser preferred stock are issued and outstanding; and

(D) 345,332 shares of Purchaser Common Stock are reserved for issuance pursuant to outstanding grants or awards under Purchaser’s stock-based benefit plans.

(iii)    The shares of Purchaser Common Stock to be issued in exchange for shares of IIBK Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(iv)    No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of Purchaser may vote are issued or outstanding.

(v)    Except as set forth in this Section 3.3(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of Purchaser are issued, reserved for issuance or outstanding, and (B) other than shares of Class B common stock, options to purchase shares of Purchaser Common Stock, neither Purchaser nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating Purchaser or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of Purchaser (including any rights plan or agreement) or obligating Purchaser or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. Neither Purchaser nor any of its Subsidiaries has or is bound by any rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on shares of Purchaser Common Stock, or any other security of Purchaser or a Subsidiary of Purchaser or any securities representing the right to vote, purchase or otherwise receive any shares of Purchaser Common Stock or any other security of Purchaser or a Subsidiary of Purchaser. Other than as stated herein, there are no outstanding securities or instruments that contain any redemption or similar provisions, and there are no outstanding contractual obligations of Purchaser or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Purchaser or any of its Subsidiaries.

(d)    Authority. Purchaser and Purchaser Bank have all requisite corporate power and authority to enter into this Agreement, to perform their obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.3(f), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of Purchaser’s and Purchaser Bank’s Boards of Directors, and no other corporate proceedings on the part of Purchaser or Purchaser Bank are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. Purchaser’s Board of Directors has determined that this Agreement is advisable and has unanimously adopted a resolution to the foregoing effect. This Agreement has been approved by Purchaser in its capacity as sole stockholder of Purchaser Bank. This Agreement has been duly and validly executed and delivered by Purchaser and Purchaser Bank and constitutes a valid and binding obligation of Purchaser and Purchaser Bank, enforceable against Purchaser and Purchaser Bank in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e)    No Violations. The execution, delivery and performance of this Agreement by Purchaser and Purchaser Bank do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.3(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Purchaser, Purchaser Bank or any of their Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of Purchaser or the similar organizational documents of Purchaser Bank or any of their Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event that, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Purchaser, Purchaser Bank or any of their Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Purchaser, Purchaser Bank or any of their Subsidiaries is a party, or to which any of their respective properties or assets may be subject.

(f)    Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve, the MDOB and the IDF, (ii) the filing with the SEC of a Proxy Statement-Prospectus in definitive form relating to the meeting of IIBK’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby and of the Registration Statement in which such proxy statement will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the MDOB pursuant to the MBA and with the IDF pursuant to the IBA, (iv) filing with The Nasdaq Stock Market LLC of a notification or application of the listing of the shares of Purchaser Common Stock to be issued in the Merger, and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Purchaser Common Stock pursuant to this Agreement, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by Purchaser and Purchaser Bank of this Agreement or the consummation by Purchaser or Purchaser Bank of the Merger and the other transactions contemplated by this Agreement. As of the date hereof, Purchaser and Purchaser Bank have no Knowledge of any reason pertaining to Purchaser or Purchaser Bank why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g)    Governmental Filings. Purchaser and each of its Subsidiaries has filed all reports, schedules, registration statements and other documents that it has been required to file since June 30, 2015 with the Federal Reserve, the MDOB or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).

(h)    Securities Filings. Purchaser has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and exhibits thereto that it has been required to file under the Securities Act or the Exchange Act since June 30, 2015 (collectively, “Purchaser Reports”). None of Purchaser Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC, all of Purchaser Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of Purchaser included in Purchaser Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(i)    Financial Statements.    Purchaser has previously made available to IIBK copies of (i) the consolidated balance sheets of Purchaser and its Subsidiaries as of December 31, 2017 and 2016 and related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017, together with the notes thereto, accompanied by the audit report of Purchaser’s independent registered public accounting firm, as reported in Purchaser’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC and (ii) the unaudited interim consolidated financial statements of Purchaser and its Subsidiaries as of June 30, 2018 and related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for three and six months ended June 30, 2018, together with the notes thereto, filed with the SEC . Such financial statements were prepared from the books and records of Purchaser and its Subsidiaries, fairly present the consolidated financial position of Purchaser and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations and cash flows of Purchaser and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby. The books and records of Purchaser and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(j)    Undisclosed Liabilities. Neither Purchaser nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of Purchaser as of June 30, 2018, except for (i) liabilities incurred since June 30, 2018 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Purchaser and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(k)    Absence of Certain Changes or Events. Since June 30, 2018, Purchaser and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Purchaser.

(l)    Litigation. There are no material suits, actions or legal, administrative or arbitration proceedings pending or, to the Knowledge of Purchaser, threatened against or affecting Purchaser or any of its Subsidiaries or any property or asset of Purchaser or any of its Subsidiaries that (i) are seeking damages or declaratory relief against Purchaser or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Purchaser or any of its Subsidiaries or the assets of Purchaser or any of its Subsidiaries. Since June 30, 2015 (i) there have been no subpoenas, written demands, or document requests received by Purchaser or any of its Subsidiaries from any Governmental Entity and (ii) no Governmental Entity has requested that Purchaser or any of its Subsidiaries enter into a settlement, negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.

(m)    Absence of Regulatory Actions. Since June 30, 2015, neither Purchaser nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of Purchaser or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. To the Knowledge of Purchaser, there are no material unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of Purchaser or its Subsidiaries.

(n)    Compliance with Laws. To the Knowledge of Purchaser, Purchaser and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Purchaser or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, Regulation O, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Purchaser and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the Knowledge of Purchaser, threatened. Neither Purchaser nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Purchaser.

(o)    Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of Purchaser or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by Purchaser or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Purchaser’s balance sheet (in accordance with GAAP). To the Knowledge of Purchaser, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of Purchaser or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where Purchaser or any of its Subsidiaries do not file tax returns that Purchaser or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Purchaser or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Purchaser’s balance sheet (in accordance with GAAP). Purchaser and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. Purchaser and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Purchaser and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

(p)    Agreements.

(i)    Each contract, arrangement, commitment or understanding (whether written or oral) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) to which Purchaser or any of its Subsidiaries is a party or by which Purchaser or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Purchaser, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Purchaser Contract”) and neither Purchaser nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

(ii)    Each Purchaser Contract is valid and binding on Purchaser or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser. Purchaser and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Purchaser Contract. To the Knowledge of Purchaser, each third-party counterparty to each Purchaser Contract has in all material respects performed all obligations required to be performed by it under such Purchaser Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Purchaser or any of its Subsidiaries under any such Purchaser Contract.

(q)    Labor Matters. Purchaser and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither Purchaser nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Purchaser or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor, to the Knowledge of Purchaser, has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving Purchaser or any of its Subsidiaries pending or, to the Knowledge of Purchaser, threatened.

(r)    Employee Benefit Plans.

(i)    For purposes of this Agreement, “Purchaser Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) ERISA), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) with respect to which Purchaser or any Subsidiary or any trade or business of Purchaser or any of its Subsidiaries, whether or not incorporated, all of which together with Purchaser would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Purchaser ERISA Affiliate”), is a party or that are sponsored, maintained, contributed to or required to be contributed to by Purchaser or any of its Subsidiaries or any Purchaser ERISA Affiliate for the benefit of any current employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Purchaser or any of its Subsidiaries or any Purchaser ERISA Affiliate.

(ii)    Each Purchaser Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the IRC. Neither Purchaser nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Purchaser Benefit Plan, and neither Purchaser nor any of its Subsidiaries has any Knowledge of any plan defect that would qualify for correction under any such program.

(iii)    With regard to each Purchaser Benefit Plan that is intended to be qualified under Section 401(a) of the IRC (the “Purchaser Qualified Plans”), the IRS has issued a favorable determination letter with respect to each Purchaser Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the Knowledge of Purchaser, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Purchaser Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Purchaser Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the IRC.

(iv)    With respect to each Purchaser Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the IRC: (i) no such plan is in “at-risk” status for purposes of Section 430 of the IRC, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the PBGC have been timely paid in full, (iv) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Purchaser or any of its Subsidiaries, and (v) the PBGC has not instituted proceedings to terminate any such Purchaser Benefit Plan.

(v)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Purchaser’s Knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against Purchaser Benefit Plans, any fiduciaries thereof with respect to their duties to Purchaser Benefit Plans or the assets of any of the trusts under any of Purchaser Benefit Plans, that could reasonably be expected to result in any material liability of Purchaser or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Purchaser Benefit Plan, or any other party.

(vi)    To the Knowledge of Purchaser, none of Purchaser and its Subsidiaries nor any Purchaser ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the IRC or Section 406 of ERISA) that could subject any of Purchaser Benefit Plans or their related trusts, Purchaser, any of its Subsidiaries, any Purchaser ERISA Affiliate or any person that Purchaser or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the IRC or Section 502 of ERISA.

(s)    Properties. Purchaser and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for Taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which Purchaser or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect as to Purchaser and the Subsidiaries and neither Purchaser nor any of its Subsidiaries, nor, to Purchaser’s Knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. All real property owned or leased by Purchaser or any of its Subsidiaries are in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by Purchaser to be adequate for the current business of Purchaser and its Subsidiaries.

(t)    Loan Matters. All Loans held by Purchaser or any of its Subsidiaries were made in all material respects for good, valuable and adequate consideration in the ordinary course of the business, in accordance in all material respects with sound banking practices and, to the Knowledge of Purchaser, the Loans are not subject to any defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable and valid.

(u) Anti-takeover Provisions Inapplicable. Purchaser and its Subsidiaries have taken all actions required to exempt Purchaser, Purchaser Bank, the Agreement and the Merger from any provisions of an anti-takeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(v)    Corporate Documents and Records. Purchaser has previously made available a complete and correct copy of the Articles of Incorporation, bylaws and similar organizational documents of Purchaser and each of Purchaser’s Subsidiaries, as in effect as of the date of this Agreement. Neither Purchaser nor any of Purchaser’s Subsidiaries is in violation of its Articles of Incorporation, bylaws or similar organizational documents. The minute books of Purchaser and each of Purchaser’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.

(w)    CRA, Anti-Money Laundering, OFAC and Customer Information Security. Purchaser Bank has received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. Purchaser does not have Knowledge of any facts or circumstances that would cause Purchaser Bank or any other Subsidiary of Purchaser: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Purchaser Bank. To the Knowledge of Purchaser, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause either Purchaser or any of its Subsidiaries to undertake any remedial action. The Board of Directors of Purchaser Bank (or where appropriate of any other Subsidiary of Purchaser) has adopted, and Purchaser Bank (or such other Subsidiary of Purchaser) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Purchaser Bank (or such other Subsidiary of Purchaser) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(x)    Internal Controls. Purchaser and its Subsidiaries have devised and maintain a system of internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Purchaser’s ability to record, process, summarize and report financial information. To the Knowledge of Purchaser, there has occurred no fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting.

(y)    Tax Treatment of the Merger. Purchaser has no Knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a) of the IRC.

(z)    Fairness Opinion. The Board of Directors of Purchaser has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Piper Jaffray & Co. to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth therein, the Merger Consideration in the Merger is fair, from a financial point of view, to Purchaser.

(aa)    Environmental Matters. Except as set forth in Purchaser’s Disclosure Letter, each of Purchaser’s and its Subsidiaries’ properties, the Participation Facilities, and, to the Knowledge of Purchaser, the Loan Properties, are, and have been during the period of Purchaser’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(bb)    Insurance. In the opinion of management, Purchaser and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business, including engaging in the transactions contemplated by the Agreement, would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by Purchaser and its Subsidiaries are in full force and effect, Purchaser and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(cc)    Intellectual Property; Purchaser IT Systems.

(i)     Purchaser and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use (in the manner and the geographic areas in which they are currently used) without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. With regard to all material trademarks, trade names, service marks and copyrights owned by Purchaser or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that Purchaser or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses but excluding any so-called “shrink-wrap” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers (collectively, the “Purchaser Intellectual Property”), the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Purchaser Intellectual Property that Purchaser or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect as to Purchaser and the Subsidiaries. Neither Purchaser nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that Purchaser or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the Knowledge of Purchaser, neither Purchaser nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of Purchaser or any of its Subsidiaries.

(ii)     To Purchaser’s Knowledge, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the business of Purchaser or First Interstate Bank (collectively, “Purchaser IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. Purchaser IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct Purchaser’s consolidated business as currently conducted. Neither Purchaser nor Purchaser Bank has experienced within the past two years any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of Purchaser IT Systems. No Person has gained unauthorized access to any of the Purchaser IT Systems that has had, or is reasonably expected to have, a Material Adverse Effect on Purchaser. Purchaser and Purchaser Bank have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses without material disruption to, or material interruption in, the conduct of their respective businesses. Purchaser and its Subsidiaries are in compliance in all material respects with all data protection and privacy laws and regulations as well as their own policies relating to data protection and the privacy and security of personal data and the non-public personal information of their respective customers and employees, except for immaterial failures to comply or immaterial violations.

(dd)    No Other Representations or Warranties.

(i)    Except for the representations and warranties made by Purchaser and Purchaser Bank in this Section 3.3, neither Purchaser, Purchaser Bank nor any other Person makes any express or implied representation or warranty with respect to Purchaser, Purchaser Bank, their Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser and Purchaser Bank hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Purchaser, Purchaser Bank nor any other Person makes or has made any representation or warranty to IIBK or any of its Affiliates or representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to Purchaser, Purchaser Bank any of their Subsidiaries or their respective businesses, or (B) except for the representations and warranties made by Purchaser or Purchaser Bank in this Section 3.3, any oral or written information presented to IIBK or any of its Affiliates or representatives in the course of their due diligence investigation of Purchaser and Purchaser Bank, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii)    Purchaser and Purchaser Bank hereby acknowledge and agree that neither IIBK nor any other Person has made or is making any express or implied representation or warranty other than those contained in Section 3.2.

ARTICLE IV

CONDUCT PENDING THE MERGER

4.1    Forbearances by IIBK. Except as expressly contemplated or permitted by this Agreement, disclosed in IIBK’s Disclosure Letter, or to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, IIBK shall not, nor shall IIBK permit any of its Subsidiaries to, without the prior written consent (which may include consent via electronic mail) of Purchaser or Purchaser Bank (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)    conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to use reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or materially delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)    (i) incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than, in each case, in the ordinary course of business consistent with past practice;

(ii)    prepay any indebtedness or other similar arrangements so as to cause IIBK to incur any prepayment penalty thereunder; or

(iii)    accept any brokered certificates of deposit;

(c)    (i)    adjust, split, combine or reclassify any capital stock;

(ii)    make, declare or pay any dividend, or make any other distribution on its capital stock;

(iii)    grant any Person any right to acquire any shares of its capital stock or make any grant or award under IIBK Equity Plans;

(iv)    issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock, except pursuant to the exercise, including via cashless exercise, of stock options outstanding as of the date hereof; or

(v)    redeem or otherwise acquire any shares of its capital stock other than a security interest or as a result of the enforcement of a security interest and other than as provided in this Agreement;

(d)    other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned (“OREO”)), (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its real property or other assets to any Person other than a Subsidiary, or (ii) cancel, release or assign any indebtedness to any such Person or any claims held by any such Person;

(e)    make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person, or form any new subsidiary;

(f)    other than in the ordinary course of business consistent with past practice, enter into, renew, amend or terminate any material contract, plan or agreement, or make any change in any of its leases or material contracts;

(g)    except for Loans or commitments for Loans that have previously been approved by IIBK prior to the date of this Agreement, make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loans, or make any commitment in respect of any of the foregoing, other than in the ordinary course of business consistent with past practice;

(h)    (i) make any new Loan, or commit to make any new Loan, to any director or executive officer of IIBK, or any entity controlled, directly or indirectly, by any of the foregoing or (ii) except for Loans made in accordance with Regulation O of the Federal Reserve, as implemented by the FDIC, amend, renew or increase any existing Loan, or commit to amend, renew or increase any such Loan, to any director or executive officer of IIBK, or any entity controlled, directly or indirectly, by any of the foregoing;

(i)    (i)(a) increase in any manner the base compensation or other fringe benefits of any of its employees or directors, other than in the ordinary course of business consistent with past practice and pursuant to policies and written incentive plans then in effect or as set forth in IIBK’s Disclosure Letter and in an amount not to exceed the greater of 5% of such individual’s base salary or wage rate as of the date hereof or an aggregate of $7,500, or (b) create any new bonus, pension, retirement allowance or benefit contribution obligations, or pay any bonus, except for cash bonuses accrued and paid in the ordinary course of business consistent with past practice and in an amount not to exceed $2,000,000 in the aggregate, as set forth in IIBK’s Disclosure Letter or otherwise agreed to by Purchaser. Notwithstanding the foregoing, the parties agree that if the property owned by IIBK known as Trident Ridge Subdivision identified in the Disclosure Letter is successfully sold prior to Closing with Purchaser’s approval, which approval shall not be unreasonably withheld, then the amount of the cash bonus payable under IIBK’s current bonus plans as a result of the sale of such property will not be included for the purpose of calculating the $2,000,000 threshold in this Section;

(ii)    become a party to, amend, renew, extend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance or change in control agreement with or for the benefit of any employee or director, except for amendments to any plan or agreement that are required by law and except for compensation agreements with residential real estate loan officers in the ordinary course of business consistent with past practice;

(iii)    amend, modify or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

(iv)    elect to any office with the title of Senior Vice President or higher any person who does not hold such office as of the date of this Agreement or elect to its Board of Directors any person who is not a member of its Board of Directors as of the date of this Agreement; or

(v)    hire any employee with an annualized salary in excess of $150,000 except as may be necessary to replace any employee whose employment is terminated, whether voluntarily or involuntarily;

(j)    commence any action or proceeding, other than to enforce any obligation owed to IIBK or any of its Subsidiaries and in accordance with past practice, or settle any claim, action or proceeding (i) involving payment by it of money damages in excess of $100,000 or (ii) that would impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k)    amend its Articles of Incorporation or bylaws, or similar governing documents;

(l)    increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business;

(m)    other than in the ordinary course of business consistent with past practice, purchase any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities of less than two years or FDIC insured certificates of deposit of three years or less;

(n)    make any capital expenditures in the aggregate in excess of $250,000, other than pursuant to binding commitments existing on the date hereof, which are described in IIBK’s Disclosure Letter, and except for expenditures reasonably necessary to maintain existing assets in good repair;

(o)    establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p)    enter into any futures contract, option, swap agreement, interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(q)    make any changes in policies in any material respect in existence on the date hereof with regard to: the extension of credit or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service, loans; its hedging practices and policies; or other material banking policies, in each case except as may be required by changes in applicable law or regulations, GAAP, or at the direction of a Governmental Entity;

(r)    except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby:

(i)    issue any communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with Purchaser and, to the extent relating to post-Closing employment, benefit or compensation information, without the prior consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed); or

(ii)    issue any communication of a general nature to customers without the prior approval of Purchaser (which shall not be unreasonably withheld, conditioned or delayed);

(s)    except with respect to foreclosures in process as of the date hereof, foreclose upon or take a deed or title to any commercial real estate (i) without providing prior notice to Purchaser and conducting a Phase I environmental assessment of the property and (ii) if the Phase I environmental assessment referred to in the prior clause reflects the presence of any Hazardous Material or underground storage tank;

(t)    make, change or rescind any material election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim or assessment, or surrender any right to claim a refund of Taxes or obtain any Tax ruling;

(u)    take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(v)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(w)    enter into any new lines of business;

(x)    purchase any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(y)    merge or consolidate any Subsidiary with any other corporation or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(z)    knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(aa)    agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.1.

Any request by IIBK or response thereto by Purchaser or Purchaser Bank shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2    Forbearances by Purchaser and Purchaser Bank. Except as expressly contemplated or permitted by this Agreement or to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, Purchaser and Purchaser Bank shall maintain its rights and franchises in all material respects, and shall not, nor shall Purchaser or Purchaser Bank permit any of their Subsidiaries to, without the prior written consent (which may include consent via electronic mail) of IIBK (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)    fail to use reasonable efforts to maintain and preserve intact their business organization, properties, leases, employees and advantageous business relationships and retain the services of their officers and key employees;

(b)    take any action that would adversely affect or materially delay their ability to perform their obligations under this Agreement or to consummate the transactions contemplated hereby;

(c)    take any action that is intended to or expected to result in any of their representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(d)    knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

(e)    agree to take, make any commitment to take, or adopt any resolutions of their Boards of Directors in support of, any of the actions prohibited by this Section 4.2; or

(f)    amend, repeal or modify any provision of their Articles of Incorporation or Bylaws in a manner that would adversely affect IIBK or any IIBK stockholder or the transactions contemplated by this Agreement.

Any request by Purchaser or Purchaser Bank or response thereto by IIBK shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section  4.2.

ARTICLE V

COVENANTS

5.1    Acquisition Proposals.

(a)    From the date of this Agreement until the earlier to occur of the Closing or the termination of this Agreement in accordance with its terms, IIBK shall not, and shall not authorize or permit any of its Subsidiaries or any of its Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by IIBK or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate, induce or encourage, or take any other action to facilitate, any inquiries, offers discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any confidential or non-public information or data regarding IIBK or any of its Subsidiaries or afford access to any such information or data to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, (iii) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any Person (other than Purchaser and Purchaser Bank), regarding an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, (v) release any Person from, waive any provisions of, or fail to use its reasonable best efforts to enforce any confidentiality agreement or standstill agreement to which IIBK is a party or (vi) enter into or consummate any agreement, agreement in principle, letter of intent, arrangement or understanding contemplating any Acquisition Proposal or requiring IIBK to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of IIBK or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by IIBK or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by IIBK. Notwithstanding the foregoing, prior to the adoption and approval of this Agreement by IIBK’s stockholders at the IIBK Stockholder Meeting, this Section 5.1(a) shall not prohibit IIBK from furnishing non-public information regarding IIBK and its Subsidiaries to, or entering into discussions with, any Person in response to an Acquisition Proposal that is submitted to IIBK by such Person (and not withdrawn) if (1) the Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, (2) IIBK has not breached any of the covenants set forth in this Section 5.1, (3) IIBK’s Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to violate the directors’ fiduciary obligations to IIBK’s stockholders under applicable law, and (4) prior to furnishing any non-public information to, or entering into discussions with, such Person, IIBK gives Purchaser and Purchaser Bank written notice of the identity of such Person and of IIBK’s intention to furnish non-public information to, or enter into discussions with, such Person and IIBK receives from such Person an executed confidentiality agreement on terms no more favorable to such Person than the confidentiality agreement between Purchaser and IIBK is to Purchaser.

(b)    IIBK will notify Purchaser orally within one (1) business day and in writing (within two (2) business days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the Person making such Acquisition Proposal, the request or inquiry and the terms and conditions thereof, and shall provide to Purchaser any written materials received by IIBK or any of its Subsidiaries in connection therewith. IIBK will keep Purchaser informed of any developments with respect to any such Acquisition Proposal, request or inquiry promptly orally (within one (1) calendar day) and in writing (within two (2) calendar days) upon the occurrence thereof.

(c)    IIBK will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing.

5.2    Advice of Changes. Prior to the Closing, IIBK, on the one hand, and Purchaser and Purchaser Bank, on the other hand, shall promptly advise the other party orally and in writing to the extent that it has Knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3    Access and Information.

(a)    Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of Purchaser and Purchaser Bank, on the one hand, and IIBK, on the other hand, for purposes of verifying the representations and warranties of the other and preparing for integration of the parties and other matters contemplated by this Agreement, shall (and shall cause its respective Subsidiaries to) afford to the other party and its representatives (including, without limitation, officers and employees of the other party and its Affiliates and counsel, accountants and other professionals retained by the other party) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records, contracts, properties, personnel, information technology services and to such other information relating to the other party and its Subsidiaries as may be reasonably requested, except where such materials relate to (i) matters involving this Agreement, (ii) pending or threatened litigation or investigations if, in the opinion of counsel, the presence of such designees would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, (iii) matters involving an Acquisition Proposal or (iv) confidential supervisory information; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made in this Agreement. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate and reasonable substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)    From the date hereof until the Effective Time, IIBK shall, and shall cause its respective Subsidiaries to, promptly provide to Purchaser Bank (i) a copy of each report filed with a Governmental Entity, (ii) a copy of each periodic report provided to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as may be reasonably requested, provided that Purchaser Bank shall not be entitled to receive reports or other documents relating to (w) matters involving this Agreement, (x) pending or threatened litigation or investigations if, in the opinion of counsel, the disclosure of such information would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, (y) matters involving an Acquisition Proposal or (z) confidential supervisory information.

(c)    IIBK, Purchaser and Purchaser Bank will not, and will cause its respective representatives not to, use any information and documents obtained in the course of the consideration of the consummation of the transactions contemplated by this Agreement, including any information obtained pursuant to this Section 5.3, for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and will hold such information and documents in confidence and treat such information and documents as secret and confidential and to use all reasonable efforts to safeguard the confidentiality of such information and documents.

(d)    From and after the date hereof, representatives of Purchaser, Purchaser Bank and IIBK shall meet on a regular basis to discuss and plan for the conversion of IIBK’s data processing and related electronic informational systems to those used by Purchaser Bank with the goal of conducting such conversion as soon as practicable following the consummation of the Merger.

(e)    Within ten (10) Business Days of the end of each calendar month, IIBK shall provide Purchaser Bank with an updated list of Loans described in Section 3.2(w)(vi).

(f)    The information regarding IIBK and its Subsidiaries to be supplied by IIBK for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied, or to be supplied, by IIBK for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects.

(g)    The information regarding Purchaser, Purchaser Bank and their Subsidiaries to be supplied by Purchaser and Purchaser Bank for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The information supplied, or to be supplied, by Purchaser and Purchaser Bank for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

5.4    Applications; Consents.

(a)    The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file within forty-five (45) days after the date hereof, all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. The parties hereto shall furnish each other with all information concerning themselves, their respective Subsidiaries, and their respective Subsidiaries’ directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of Purchaser, Purchaser Bank, IIBK or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. Purchaser, Purchaser Bank and IIBK shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to Purchaser, Purchaser Bank and IIBK, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b)    As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective Subsidiaries to, use its reasonable best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement.

(c)    Purchaser, Purchaser Bank and IIBK shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that such consent or approval will not be obtained or that the receipt of any such required consent or approval will be materially delayed.

5.5    Anti-Takeover Provisions. IIBK and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt Purchaser, Purchaser Bank, the Agreement and the Merger from any provisions of an anti-takeover nature in IIBK’s or its Subsidiaries’ Articles of Incorporation and Bylaws, or similar organizational documents, and the provisions of any federal or state anti-takeover laws.

5.6    Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7    Publicity. The initial press release announcing this Agreement shall be a joint press release. Thereafter, IIBK and Purchaser shall consult with each other prior to issuing any press releases or otherwise making public statements (including any written communications to stockholders) with respect to the Merger and any other transaction contemplated hereby; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure that its counsel deems necessary to satisfy such party’s disclosure obligations imposed by law.

5.8    Stockholder Meeting.

(a)    IIBK will submit to its stockholders this Agreement and any other matters required to be approved or adopted by stockholders to carry out the intentions of this Agreement. In furtherance of that obligation, IIBK will take, in accordance with applicable law and its Articles of Incorporation and Bylaws, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the “IIBK Stockholder Meeting”) as promptly as practicable to consider and vote on approval and adoption of this Agreement and the transactions provided for in this Agreement. Subject to Section 5.8(b), IIBK shall, (i) through its Board of Directors, recommend to its stockholders adoption and approval of this Agreement, (ii) include such recommendation in the Proxy Statement-Prospectus and (iii) use commercially reasonable efforts to obtain from its stockholders a vote approving and adopting this Agreement.

(b)    Notwithstanding anything in this Agreement to the contrary, at any time prior to the IIBK Stockholder Meeting, IIBK’s Board of Directors may, if it concludes in good faith (after consultation with its outside legal advisors) that the failure to do so would be reasonably likely to result in a violation of its fiduciary duties under applicable law, withdraw or modify or change in a manner adverse to Purchaser its recommendation that the stockholders of IIBK approve this Agreement (a “Change of Recommendation”); provided that prior to any such Change of Recommendation, IIBK shall have complied in all material respects with Section 5.1, given Purchaser and Purchaser Bank written notice promptly (and in any event within twenty-four (24) hours) advising it of the decision of IIBK’s Board of Directors to take such action and, if the decision relates to an Acquisition Proposal, given Purchaser and Purchaser Bank the material terms and conditions of the Acquisition Proposal or inquiry, including the identity of the Person making any such Acquisition Proposal; and provided, further, that if the decision relates to an Acquisition Proposal: (i) IIBK shall have given Purchaser and Purchaser Bank three (3) Business Days after delivery of such notice to Purchaser and Purchaser Bank to propose revisions to the terms of this Agreement (or make another proposal) and if Purchaser and Purchaser Bank propose to revise the terms of this Agreement, IIBK shall have negotiated in good faith with Purchaser and Purchaser Bank with respect to such proposed revisions or other proposal; and (ii) IIBK’s Board of Directors shall have determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Purchaser and Purchaser Bank, if any, that such Acquisition Proposal constitutes a Superior Proposal. If IIBK’s Board of Directors does not make the determination that such Acquisition Proposal constitutes a Superior Proposal and thereafter determines not to withdraw, modify or change its recommendation that the stockholders of IIBK approve this Agreement in connection with a new Acquisition Proposal, the procedures referred to above shall apply anew and shall also apply to any subsequent withdrawal, modification or change. In the event of any material revisions to the Acquisition Proposal that result in terms that are less favorable to IIBK, IIBK shall be required to deliver a new written notice to Purchaser and Purchaser Bank and to again comply with the requirements of this Section 5.8(b) with respect to such new written notice, except that the three (3) Business Day period referred to above shall be reduced to two (2) Business Days. In addition to the foregoing, IIBK shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

5.9    Registration of Purchaser Common Stock.

(a)    Within forty-five (45) days following the date hereof, Purchaser shall prepare and file the Registration Statement with the SEC. The Registration Statement shall contain proxy materials relating to the matters to be submitted to IIBK stockholders at the IIBK Stockholders Meeting and shall also constitute the prospectus relating to the shares of Purchaser Common Stock to be issued in the Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement-Prospectus”). IIBK will furnish to Purchaser the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Purchaser and approve the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. Purchaser shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. IIBK will use reasonable best efforts to cause the Proxy Statement-Prospectus to be mailed to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Purchaser will advise IIBK, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of Purchaser Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement-Prospectus or the Registration Statement. If at any time prior to the Effective Time, any information relating to Purchaser or IIBK, or any of their respective Affiliates, officers or directors, should be discovered by Purchaser or IIBK that should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Purchaser with the SEC and disseminated by IIBK to the stockholders of IIBK.

(b)    Purchaser shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of IIBK and Purchaser shall furnish all information concerning it and the holders of IIBK Common Stock as may be reasonably requested in connection with any such action.

(c)    Prior to the Effective Time, Purchaser shall notify or file an application with The Nasdaq Stock Market LLC for the additional shares of Purchaser Common Stock to be issued by Purchaser in exchange for the shares of IIBK Common Stock.

5.10    Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence that individually or in the aggregate has, or that, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of IIBK, Purchaser and Purchaser Bank shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11    Employee Benefit Matters.

(a)    Purchaser shall honor IIBK Benefit Plans set forth in IIBK’s Disclosure Letter in accordance with the terms of such IIBK Benefit Plans, except to the extent an alternative treatment is set forth in this Section 5.11 or in Section 2.11 of this Agreement. Following the Effective Time, Purchaser shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of all Persons who are employees of IIBK and its Subsidiaries immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a “Continuing Employee”) that, in the aggregate are substantially comparable to the employee benefit and compensation opportunities that are generally made available to similarly situated employees of Purchaser or its Subsidiaries; provided, however, in no event shall any Continuing Employee be eligible to participate in any frozen plan of Purchaser or its Subsidiaries.

(b)    At the sole discretion of Purchaser, Purchaser may maintain IIBK’s health and welfare plans through the end of the calendar year in which the Effective Time occurs. Notwithstanding the foregoing, if Purchaser determines to terminate one or more of IIBK’s health and/or welfare plans, then, at the request of Purchaser made at least thirty (30) days prior to the Effective Time, IIBK shall adopt resolutions, to the extent required, providing that one or more of IIBK’s health and welfare plans (excluding any plans that are mutually agreed to in writing between the parties) will be terminated effective immediately prior to the Effective Time (or such later date as requested by Purchaser in writing or as may be required to comply with any applicable advance notice or other requirements contained in such plans) and shall arrange for termination of all corresponding insurance policies, service agreements and related arrangements effective on the same date to the extent not prohibited by the terms of such arrangements or applicable law. Notwithstanding the foregoing, no coverage of any of the Continuing Employees or their dependents shall terminate under any of IIBK’s health and welfare plans prior to the time such Continuing Employees or their dependents, as applicable, become eligible to participate in the health plans, programs and benefits common to all employees of Purchaser and its Subsidiaries and their dependents and, consequently, no Continuing Employee shall experience a gap in coverage. Continuing Employees who become covered under health plans, programs and benefits of Purchaser or any of its Subsidiaries shall receive credit for any co-payments and deductibles paid under IIBK’s health plan for the plan year in which coverage commences under Purchaser’s health plan and shall not be subject to any pre-existing conditions under any such plans. Terminated IIBK employees and qualified beneficiaries will have the right to continued coverage under group health plans of Purchaser in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder.

(c)    Purchaser shall cause each Purchaser Benefit Plan in which Continuing Employees are eligible to participate to take into account for purposes of eligibility and vesting (but not benefit accrual under the Purchaser 401(k) Plan for 2019 employer contributions) under the Purchaser Benefit Plans the service of such employees with IIBK to the same extent as such service was credited for such purpose by IIBK; provided, however, that such service shall not be recognized: (i) to the extent that such recognition would result in a duplication of benefits under any of the Purchaser Benefit Plans or (ii) to the extent, at the sole discretion of Purchaser, the cash value of unused paid time-off is paid to Continuing Employees at the Effective Time. The value of each IIBK employee’s unused paid time-off is set forth in IIBK’s Disclosure Letter. This Agreement shall not be construed to limit the ability of Purchaser to terminate the employment of any IIBK employee or to review any employee benefit plan or program from time to time and to make such changes (including terminating any such plan or program) as Purchaser deems appropriate.

(d)    IIBK shall take all necessary and appropriate actions to cause IIBK 401(k) Plan to be frozen as to future contributions effective immediately prior to the Effective Time and Purchaser shall take all necessary and appropriate actions to allow the Continuing Employees to participate in Purchaser’s 401(k) Plan on the first day immediately following the Effective Time. Alternatively, if requested in writing by Purchaser no later than thirty (30) days prior to Closing, IIBK will also take all necessary steps to terminate IIBK 401(k) Plan immediately prior to the Effective Time, subject to the occurrence of the Effective Time, and if further requested, shall prepare and submit a request to the IRS for a favorable determination letter on termination. If Purchaser requests that IIBK apply for a favorable determination letter, then prior to the Effective Time, IIBK shall take all such actions as are necessary (determined in consultation with Purchaser) to submit the application for favorable determination letter in advance of the Effective Time, and following the Effective Time, Purchaser shall use its best efforts in good faith to obtain such favorable determination letter as promptly as possible (including, but not limited to, making such changes to IIBK 401(k) Plan as may be required by the IRS as a condition to its issuance of a favorable determination letter). Prior to the Effective Time, IIBK, and following the Effective Time, Purchaser, will adopt such amendments to IIBK 401(k) Plan to effect the provisions of this Section 5.11(d). In the event Purchaser requests IIBK to submit an application to the IRS for a determination letter, IIBK 401(k) Plan participants who are terminated at or after the Closing, but prior to the receipt of the IRS determination letter, may elect to receive a distribution from IIBK 401(k) Plan upon termination of their employment. Purchaser shall take any and all actions as may be required to permit Continuing Employees to roll over their account balances in IIBK’s 401(k) Plan into Purchaser’s 401(k) Plan.

(e)    Purchaser agrees that each full-time IIBK employee who is involuntarily terminated by Purchaser (other than for “Cause” as determined by Purchaser) within six months following the Effective Time and who is not covered by a separate severance, change in control or employment agreement shall, upon executing an appropriate release in the form reasonably determined by Purchaser, receive a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each year of service at IIBK, with a minimum equal to four weeks of base pay and a maximum equal to fifty-two (52) weeks, as determined in accordance with Purchaser’s severance policy, as set forth in Purchaser’s Disclosure Letter. For purposes of calculating the number of years of service, fractional years of service shall be rounded up or down to the nearest full month. For purposes of calculating base pay, IIBK employees who are paid on an hourly basis shall be deemed to have a base pay equal to the employee’s average weekly compensation over the two months prior to the termination date; provided that, in no event shall an employee’s base pay for this purpose be less than the employee’s base pay with IIBK as in effect immediately prior to Closing. For employees whose compensation is determined in whole or in part on the basis of commission income, “base pay” shall include base salary or total hourly wages paid plus commissions earned during the most recent twelve (12) months ended as of the date of termination of employment. Purchaser will offer IIBK employees whose jobs are eliminated as a result of the Merger priority in applying for open positions within Purchaser or Purchaser Bank. Any employee of IIBK who has or is a party to any employment agreement, severance agreement, change in control agreement or any other agreement or arrangement that provides for any payment that may be triggered by a termination, including a termination following the Merger, shall not receive the severance benefits as provided in this Section but will receive the payment specified in such agreement or arrangement.

(f)    Purchaser shall honor and maintain all obligations under the employment agreements, the IIBK Second Amended and Restated Executive Non-Qualified Retirement Plan and associated Plan Agreements, IIBK Amended and Restated Deferred Compensation Agreement with Jack W. Gustavel, IIBK Second Amended and Restated 2005 Deferred Compensation Agreement with Jack W. Gustavel and Model Rabbi Trust Agreement, each as set forth in IIBK’s Disclosure Letter, except to the extent any such agreement is superseded, with the consent of the beneficiary, as of, or following, the Effective Time. Purchaser specifically agrees to assume the IIBK Second Amended and Restated Executive Non-Qualified Retirement Plan, IIBK Amended and Restated Deferred Compensation Agreement with Jack W. Gustavel, IIBK Second Amended and Restated 2005 Deferred Compensation Agreement with Jack W. Gustavel and Model Rabbi Trust Agreement (collectively, the “Non-Qualified Plans”) and the timing and amount of the benefits that accrue and the payments thereunder will continue to be made in accordance with the terms of the Non-Qualified Plans.

(g)    Purchaser shall establish a retention bonus pool in the amount as provided in Purchaser Disclosure Letter for employees of IIBK and its Subsidiaries jointly designated in writing by Purchaser and IIBK (other than employees of IIBK who are subject to employment contracts or other contracts providing for severance) to help retain key employees; provided, that any retention bonus pool payment is not considered an “excess parachute payment” within the meaning of Section 280G of the IRC or results in any other adverse tax consequence to the Purchaser. The amount and payment date of the retention bonus for each such employee shall be jointly determined in writing by Purchaser and IIBK, but in the aggregate shall equal the amount provided in Purchaser Disclosure Letter assuming all such key employees remain with the Purchaser or an Affiliate to such date or are involuntarily terminated without cause prior to that date.

(h)    Concurrently with the execution of this Agreement, Purchaser, Purchaser Bank and IIBK shall enter into settlement agreements with Jack Wynn Gustavel and Kurt Gustavel to be effective as of the Effective Time, as provided in Purchaser Disclosure Letter.

(i)    Purchaser shall provide all employees of IIBK and its Subsidiaries whose employment was terminated other than for cause, disability or retirement at or following the Effective Time, and who so desires, job counseling and outplacement assistance services, in which it shall assist such employees in locating new employment and shall notify all such employees who want to be so notified of opportunities for positions with Purchaser or any of its Subsidiaries for which Purchaser reasonably believes such persons are qualified and shall consider any application for such positions submitted by such persons, provided, however, that any decision to offer employment to any such person shall be made in the sole discretion of Purchaser.

(j)    IIBK shall take all such actions as Purchaser may reasonably request to fully and timely comply with any and all requirements of both federal Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”) and any state-specific WARN Act statutes, including providing notices to IIBK’s employees.

5.12    Indemnification.

(a)    From and after the Effective Time, Purchaser shall indemnify and hold harmless each of the current or former directors, officers or employees of IIBK or any of its Subsidiaries (each, an “Indemnified Party”), and any person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer, employee or fiduciary of IIBK, any of its Subsidiaries, or the IIBK Benefit Plans or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity or (ii) any matters arising in connection with the transactions contemplated by this Agreement, to the fullest extent such Person would have been indemnified or have the right to advancement of expenses pursuant to IIBK’s Articles of Incorporation and Bylaws as in effect on the date of this Agreement and as permitted by applicable law, and Purchaser shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Person is not entitled to indemnification.

(b)    Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any action, suit, proceeding or investigation described above, shall promptly notify Purchaser thereof. Any failure to so notify shall not affect the obligations of Purchaser under Section 5.12(a) unless and to the extent that Purchaser is actually prejudiced as a result of such failure.

(c)    For a period of six (6) years following the Effective Time, Purchaser shall maintain in effect IIBK’s current directors’ and officers’ liability insurance covering each Person currently covered by IIBK’s directors’ and officers’ liability insurance policy with respect to claims against such Persons arising from facts or events occurring at or prior to the Effective Time; provided, however, that in no event shall Purchaser be required to expend in the aggregate pursuant to this Section 5.12(c) more than 200% of the annual premium currently paid by IIBK for such insurance and, if Purchaser is unable to maintain such policy as a result of this proviso, Purchaser shall obtain as much comparable insurance as is available by payment of such time; provided further, that Purchaser may (i) request that IIBK obtain an extended reporting period endorsement under IIBK’s existing directors’ and officers’ liability insurance policy or (ii) substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such Person than IIBK’s existing insurance policies as of the date hereof.

(d)    If Purchaser or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) liquidates, dissolves, transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that such successor and assign of Purchaser and its successors and assigns assume the obligations set forth in this Section 5.12.

(e)    The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

(f)    Any indemnification payments made pursuant to this Section 5.12 are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. 1828(k)) and the regulations promulgated thereunder by the Federal Deposit Insurance Corporation (12 C.F.R. Part 359).

5.13    Stockholder Litigation. IIBK shall give Purchaser and Purchaser Bank the opportunity to participate at Purchaser’s and Purchaser Bank’s own expense in the defense or settlement of any stockholder litigation against IIBK and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed).

5.14    Disclosure Supplements. From time to time prior to the Effective Time, IIBK, Purchaser and Purchaser Bank will promptly supplement or amend their respective Disclosure Letters delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Letters or that is necessary to correct any information in such Disclosure Letters that has been rendered materially inaccurate thereby. No supplement or amendment to such Disclosure Letters shall have any effect for determining satisfaction of the conditions set forth in Article VI.

5.15    Advisory Board. Purchaser Bank shall establish an advisory board to advise Purchaser on its operations in the Coeur d’Alene, Idaho market and generating additional business contacts for Purchaser Bank in such area. Jack Wynn Gustavel shall be invited to serve on the advisory board.

ARTICLE VI

CONDITIONS TO CONSUMMATION

6.1    Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a)    Stockholder Approval. This Agreement shall have been approved by the requisite vote of IIBK’s stockholders in accordance with applicable laws and regulations.

(b)    Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired or been terminated.

(c)    No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger and no Governmental Entity shall have instituted any proceeding to enjoin or prohibit the consummation of the Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

(d)    Third Party Consents. Purchaser, Purchaser Bank and IIBK shall have obtained the consent or approval of each Person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser (after giving effect to the consummation of the transactions contemplated hereby).

(e)    Registration Statement; Blue Sky Laws. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and Purchaser shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

(f)    Nasdaq. Purchaser shall have filed with The Nasdaq Stock Market LLC a notification form or application, as applicable, for the listing of all shares of Purchaser Common Stock to be delivered as Merger Consideration, and The Nasdaq Stock Market LLC shall not have objected to the listing of such shares of Purchaser Common Stock.

(g)    Tax Opinion. Purchaser and IIBK shall have received written opinions of Luse Gorman, PC and Witherspoon Kelley, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Purchaser and IIBK, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions, which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Purchaser, Purchaser Bank and IIBK will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Purchaser, Purchaser Bank, IIBK and others.

6.2    Conditions to the Obligations of Purchaser and Purchaser Bank. The obligations of Purchaser and Purchaser Bank to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Purchaser and Purchaser Bank:

(a)    IIBK’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of IIBK contained in this Agreement and in any certificate or other writing delivered by IIBK pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b)    Performance of IIBK’s Obligations. IIBK shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or prior to the Effective Time.

(c)    Officers’ Certificate. Purchaser and Purchaser Bank shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of IIBK to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to IIBK.

(e)    Burdensome Condition. None of the approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to Purchaser and Purchaser Bank of the transactions contemplated hereby that, had such condition or requirement been known, Purchaser and Purchaser Bank would not, in their reasonable judgment, have entered into this Agreement.

(f)    Dissenting Shares. As of immediately prior to the Effective Time, not more than 10.0% of the issued and outstanding shares of IIBK Common Stock shall have perfected their right to dissent under the IBA in accordance with Section 2.6 herein.

6.3    Conditions to the Obligations of IIBK. The obligations of IIBK to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by IIBK:

(a)    Purchaser’s and Purchaser Bank’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of Purchaser and Purchaser Bank contained in this

Agreement and in any certificate or other writing delivered by Purchaser and Purchaser Bank pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b)    Performance of Purchaser’s and Purchaser Bank’s Obligations. Purchaser and Purchaser Bank shall have performed in all material respects all obligations and covenants required to be performed by them under this Agreement at or prior to the Effective Time.

(c)    Officers’ Certificate. IIBK shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Purchaser and Purchaser Bank to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

(d)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Purchaser and Purchaser Bank.

ARTICLE VII

TERMINATION

7.1    Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite stockholder approval:

(a)    by the mutual written consent of Purchaser and IIBK; or

(b)    by either Purchaser or IIBK, in the event of the failure of IIBK’s stockholders to approve the Agreement at IIBK Stockholder Meeting; provided, however, that IIBK shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8 (subject to Section 5.8(b));

(c)    by either Purchaser or IIBK, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied and such denial has become final and non-appealable or (ii) any court or other Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement;

(d)    by either Purchaser or IIBK, if the Merger is not consummated by May 31, 2019, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(e)    by either Purchaser or IIBK (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representation or warranty;

(f)    by Purchaser, if (i) IIBK shall have breached its obligations under Section 5.1 or Section 5.8 in any material respect or (ii) if the Board of Directors of IIBK does not publicly recommend in the Proxy Statement-Prospectus that stockholders approve and adopt this Agreement or if, after recommending in the Proxy Statement-Prospectus that stockholders approve and adopt this Agreement, the Board of Directors effects a Change of Recommendation;

(g)    by IIBK, at any time prior to the adoption and approval of this Agreement by IIBK’s stockholders, to enter into an agreement with respect to a Superior Proposal, but only if (i) IIBK’s Board of Directors has determined in good faith based on the advice of legal counsel that failure to take such action would cause the Board of Directors to violate its fiduciary duties under applicable law, and (ii) IIBK has not breached its obligations under Section 5.1.

(h)    by IIBK, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i)    The number obtained by dividing the Average Closing Price by the Starting Price (the “Purchaser Ratio”) shall be less than 0.80; and

(ii)    the Purchaser Ratio shall be less than the number obtained by subtracting 0.20 from the Index Ratio (as defined below);

subject, however, to the following three sentences. If IIBK elects to exercise its termination right pursuant to this Section 7.1(h), it shall give written notice to Purchaser (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, Purchaser shall have the option to increase the consideration to be received by the holders of IIBK Common Stock and IIBK Stock Options hereunder, by adjusting the Exchange Ratio (calculated to the nearest ten-thousandth) to equal a quotient of (A) the product of the Starting Price, 0.80 and the Exchange Ratio, divided by (B) the Average Closing Price. If Purchaser so elects within such five-day period, it shall give prompt written notice to IIBK of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 7.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

For purposes of this Section 7.1(h) the following terms shall have the meanings indicated:

“Final Index Price” shall means the average closing price of the KBW Regional Banking index as reported on The Nasdaq Stock Market, LLC (as reported at www.nasdaq.com) for the twenty (20) consecutive trading days ending on and including the Determination Date.

“Index Price” shall mean $112.11, which is the closing price on the Starting Date for the KBW Regional Banking Index (as reported on www.nasdaq.com).

“Index Ratio” shall mean the Final Index Price divided by the Index Price.

“Starting Date” shall mean the third trading day prior to entry into this Agreement.

“Starting Price” shall mean $45.68, which is the closing price of a share of Purchaser Common Stock on The Nasdaq Stock Market, LLC (as reported on www.nasdaq.com) on the Starting Date.

7.2    Termination Fee; Expenses.

(a)    In the event of termination of this Agreement by IIBK pursuant to Section 7.1(g), IIBK shall make payment to Purchaser of a termination fee of $6,834,075.

(b)    In the event of termination of this Agreement by Purchaser pursuant to Section 7.1(f), so long as at the time of such termination Purchaser is not in material breach of any representation, warranty or material covenant contained herein, IIBK shall make payment to Purchaser of a termination fee of $6,834,075.

(c)    If (i) this Agreement is terminated (A) by either party pursuant to Section 7.1(b) or (B) by Purchaser pursuant to Section 7.1(e) and the breach giving rise to such termination was knowing or intentional, and (ii) at the time of such termination Purchaser or Purchaser Bank is not in material breach of any representation, warranty or material covenant contained herein, and (iii) prior to the IIBK Stockholder Meeting (in the case of termination pursuant to Section 7.1(b)) or the date of termination (in the case of termination pursuant to Section 7.1(e)), an Acquisition Proposal has been publicly announced, disclosed or communicated and (iv) within twelve (12) months of such termination IIBK shall consummate or enter into any agreement with respect to the Acquisition Proposal set forth in clause (iii) of this Section 7.2(c), then IIBK shall make payment to Purchaser of a termination fee of $6,834,075.

(d)    The fee payable pursuant to Section 7.2(a) or (b) shall be made by wire transfer of immediately available funds at the time of termination. Any fee payable pursuant to Section 7.2(c) shall be made by wire transfer of immediately available funds within two (2) Business Days after notice of demand for payment. IIBK, Purchaser Bank and Purchaser acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Purchaser and Purchaser Bank would not enter into this Agreement. The amount payable by IIBK pursuant to Sections 7.2(a), (b) or (c) constitutes liquidated damages and not a penalty and shall be the sole remedy of Purchaser and Purchaser Bank in the event of termination of this Agreement on the bases specified in such sections.

7.3    Effect of Termination. In the event of termination of this Agreement by either Purchaser or IIBK as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2 and 8.6 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement.

ARTICLE VIII

CERTAIN OTHER MATTERS

8.1    Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2    Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3    Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the stockholders of IIBK, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of IIBK Common Stock or that would contravene any provision of the MBA or the applicable state and federal banking laws, rules and regulations.

8.4    Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page shall be deemed to be an original signature page.

8.5    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Montana, without regard to conflicts of laws principles.

8.6    Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7    Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), by email, by registered or certified mail (return receipt requested) or by commercial overnight delivery service, or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Purchaser or Purchaser Bank, to:

First Interstate BancSystem, Inc.

First Interstate Bank

401 North 31st Street

Billings, Montana 59116

Facsimile:	(406) 255-5350
Attention:	Kevin P. Riley
President and Chief Executive Officer
Email:	Kevin.Riley@fib.com

With copies to:

First Interstate BancSystem, Inc.

First Interstate Bank

401 North 31st Street

Billings, Montana 59116

Facsimile:	(406) 255-5350
Attention:	Kirk D. Jensen
General Counsel
Email:	Kirk.Jensen@fib.com

Luse Gorman, PC

5335 Wisconsin Avenue, NW, Suite 780

Washington, DC 20015

Facsimile:	(202) 362-2902
Attention:	Scott A. Brown
Lawrence M.F. Spaccasi
Email:	sbrown@luselaw.com
lspaccasi@luselaw.com

If to IIBK, to:

Idaho Independent Bank

1260 W. Riverstone Drive

Coeur d’Alene, Idaho 83814

Facsimile:	(208) 947-1159
Attention:	Kurt R. Gustavel
President and Chief Executive Officer
Email:	Kurt.Gustavel@iibk.net

With copies to:

Witherspoon Kelley

422 W. Riverside Avenue, Suite 1100

Spokane, Washington 99201

Facsimile:	(509) 458-2728
Attention:	Richard A. Repp
Email:	rar@witherspoonkelley.com

8.8    Entire Agreement; etc. This Agreement, together with the Exhibits and Disclosure Letters hereto, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made, except for that certain non-disclosure agreement by and between IIBK and Purchaser, dated July 12, 2018 which shall remain in full effect pursuant to its terms. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.9    Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by any party hereto without the prior written consent of the other parties.

8.10    Severability. If any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision that, insofar as practical, implements the purposes and intents of this Agreement.

8.11    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

8.12    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED,

EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE RESPECTIVE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

8.13    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in Person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized officers as of the date first above written.

First Interstate BancSystem, Inc.

By:	/s/ Kevin P. Riley
Kevin P. Riley
President and Chief Executive Officer

First Interstate Bank

By:	/s/ Kevin P. Riley
Kevin P. Riley
President and Chief Executive Officer

Idaho Independent Bank

By:	/s/ Kurt R. Gustavel
Kurt R. Gustavel
President and Chief Executive Officer

ANNEX B

TITLE 26

BANKS AND BANKING

CHAPTER 9

CONSOLIDATION, SALE AND REORGANIZATION

26-909. DISSENTING STOCKHOLDERS. (1) A dissenting stockholder of a state bank shall be entitled to receive the value in cash of only those shares which were voted against a merger to result in a state bank, against the conversion of a state bank into a national bank or against a sale of all or substantially all of the state bank’s assets, and only if written demand thereupon is made to the resulting state or national bank at any time within thirty (30) days after the effective date of the merger or conversion accompanied by the surrender of the stock certificates. The value of such shares will be determined, as of the date of the stockholders’ meeting approving the merger or conversion, by three (3) appraisers, one (1) to be selected by the vote of the owners of two-thirds (2/3) of the shares involved at a meeting called by the director on ten (10) days’ notice, one (1) by the board of directors of the resulting state or national bank, and the third by the two (2) so chosen. The valuation agreed upon by any two (2) appraisers shall govern. If any necessary appraiser is not appointed within sixty (60) days after the effective date of the merger or conversion, the director shall make the necessary appointment, or if the appraisal is not completed within ninety (90) days after the merger or conversion becomes effective, the director shall cause an appraisal to be made.

(2) The merger agreement may fix an amount which the merging banks consider to be the fair market value of the shares of a merging or a converting bank at the time of the stockholders’ meeting approving the merger or conversion, which the resulting bank will pay dissenting stockholders of that bank entitled to payment in cash. The amount due under such accepted offer or under the appraisal shall constitute a debt of the resulting state or national bank.

(3) The expenses of appraisal shall be paid by the resulting state bank except when the value fixed by the appraiser does not exceed the value fixed by the merger agreement in which case one-half (1/2) of the expenses shall be paid by the resulting bank and one-half (1/2) by the dissenting stockholders requesting the appraisal in proportion to their respective holdings.

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ANNEX C

October 11, 2018

Board of Directors

Idaho Independent Bank

1260 West Riverstone Drive

Coeur d’Alene, ID 83814

Ladies and Gentlemen:

Idaho Independent Bank (“IIB”), First Interstate BancSystem, Inc. (“Purchaser”) and First Interstate Bank (“Purchaser Bank”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which IIB will, subject to the terms and conditions set forth in the Agreement, merge with and into Purchaser Bank with Purchaser Bank being the surviving entity (the “Merger”). Pursuant to the terms and conditions of the Agreement, at the Effective Time, each share of IIB’s common stock, par value $5.00 per share (“IIB Common Stock”), issued and outstanding immediately prior to the Effective Time, except for certain shares of IIB Common Stock as specified in the Agreement, will be converted into and exchanged for the right to receive 0.50 shares (the “Exchange Ratio”) of Purchaser Class A common stock, no par value (“Purchaser Common Stock”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of IIB Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated October 11, 2018; (ii) certain publicly available financial statements and other historical financial information of IIB that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Purchaser and Purchaser Bank that we deemed relevant; (iv) certain internal financial projections for IIB for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of IIB, as well as an estimated dividend payout ratio for the years ending December 31, 2018 through December 31, 2022, as directed by the senior management of IIB; (v) publicly available mean analyst net income estimates for Purchaser for the years ending December 31, 2018 through December 31, 2020, as well as a long-term net income growth rate for the years thereafter and annual dividends per share for the years ending December 31, 2018 through December 31, 2022, as directed by the senior management of Purchaser; (vi) the pro forma financial impact of the Merger on Purchaser based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Purchaser (collectively, the “Pro Forma Assumptions”); (vii) the publicly reported historical price and trading activity for IIB Common Stock and Purchaser Common Stock, including a comparison of certain stock market information for IIB Common Stock and Purchaser Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for IIB and Purchaser with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the banking industry (on a nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of IIB the business, financial condition, results of operations and prospects of IIB and held similar discussions with certain members of the management of Purchaser and regarding the business, financial condition, results of operations and prospects of Purchaser.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by IIB or Purchaser or their respective representatives, or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the respective managements of IIB and Purchaser that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of IIB or Purchaser or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of IIB or Purchaser. We did not make an independent evaluation of the adequacy of the allowance for loan losses of IIB or Purchaser, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to IIB or Purchaser. We have assumed, with your consent, that the respective allowances for loan losses for both IIB and Purchaser are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for IIB for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of IIB, as well as an estimated dividend payout ratio for the years ending December 31, 2018 through December 31, 2022, as directed by the senior management of IIB. In addition, Sandler O’Neill used publicly available mean analyst net income estimates for Purchaser for the years ending December 31, 2018 through December 31, 2020, as well as a long-term net income growth rate for the years thereafter and annual dividends per share for the years ending December 31, 2018 through December 31, 2022, as directed by the senior management of Purchaser. Sandler O’Neill also received and used in its pro forma analyses the Pro Forma Assumptions, as provided by the senior management of Purchaser. With respect to the foregoing information, the respective senior managements of IIB and Purchaser confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of IIB and Purchaser, respectively, and the other matters covered thereby, and we assumed that the future financial performance reflected in such information would be achieved. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of IIB or Purchaser since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that IIB and Purchaser will remain as going concerns for all periods relevant to our analysis.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on IIB, Purchaser, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that IIB has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of IIB Common Stock or Purchaser Common Stock at any time or what the value of Purchaser Common Stock will be once it is actually received by the holders of IIB Common Stock.

We have acted as IIB’s financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon closing of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the portion of the transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. IIB has also agreed to indemnify us against certain claims and liabilities arising out of our engagement. In the two years preceding the date hereof we have not provided any other investment banking services to IIB. As we have previously advised the senior management of IIB, Sandler O’Neill has provided certain investment banking services to Purchaser in the two years preceding the date hereof. Most recently, Sandler O’Neill acted as financial advisor in connection with Purchaser’s acquisition of Northwest Bancorporation, Inc., which transaction closed in August 2018. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to IIB, Purchaser and their respective affiliates. We may also actively trade the equity and debt securities of IIB, Purchaser and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of IIB in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of IIB as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of IIB Common Stock and does not address the underlying business decision of IIB to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for IIB or the effect of any other transaction in which IIB might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of IIB or Purchaser, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion may not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to holders of IIB Common Stock from a financial point of view.

Very truly yours,

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